As filed with the Securities and Exchange Commission on March 4, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Trulia, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7379	20-2958261
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

116 New Montgomery Street, Suite 300

San Francisco, California 94105

415.648.4358

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Peter Flint

Chief Executive Officer

Trulia, Inc.

116 New Montgomery Street, Suite 300

San Francisco, California 94105

415.648.4358

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Segre, Esq. Rezwan D. Pavri, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 650.493.9300	Scott Darling, Esq. Vice President & General Counsel Trulia, Inc. 116 New Montgomery Street, Suite 300 San Francisco, California 94105 415.648.4358	Richard A. Kline, Esq. Anthony J. McCusker, Esq. Goodwin Procter LLP 135 Commonwealth Drive Menlo Park, California 94025 650.752.3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.00001 par value per share	$100,000,000	$13,640

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 4, 2013

            Shares

Common Stock

Trulia is offering             shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional             shares. Trulia will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Trulia’s common stock is listed on the New York Stock Exchange under the symbol “TRLA.” The last reported sale price of Trulia’s common stock on the New York Stock Exchange on February 28, 2013 was $23.84 per share.

Trulia is an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Trulia	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from Trulia and up to an additional             shares from certain selling stockholders, in each case at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares on or about                     , 2013.

Deutsche Bank Securities	J.P. Morgan	RBC Capital Markets

Needham & Company	William Blair

Prospectus dated                     , 2013

trulia

New York Real Estate & Homes For Sale
Overlays
Crimes
Schools

Local Insights
& Vibrant Community

Q A
7 million+
User Contributions*

23 million+
Monthly Unique Visitors*

Strong Mobile Monetization†

San Francisco
Featured local market expert
Julie Sydney
Real Estate Expert
Julie Sydney
JS Real Estate Group
Call now
Send email
Your email
buyer@example.com
Phone number (optional)
(555) 555-5555
I was on Trulia's iPhone app and found your ad. Looking forward to hearing from you.
Send Email

* As of December 31, 2012.

† Based on higher average monthly revenue per subscriber for our mobile subscription product than for our other subscription products since the launch of our mobile subscription product in May 2012.

Prospectus

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Trulia,” “the company,” “we,” “us,” and “our” in this prospectus refer to Trulia, Inc.

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Our marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the year ended December 31, 2012, we had 23.1 million monthly unique visitors. As of December 31, 2012, we had more than 390,000 active real estate professionals in our marketplace, 24,443 of whom were paying subscribers.

We empower consumers to make more informed housing decisions by delivering the “inside scoop” on homes, neighborhoods, and real estate professionals through an intuitive and engaging user experience. Our large, continually refreshed, and searchable database contains more than 112 million properties, including 4.1 million homes for sale and rent. We supplement listings data with local information on schools, crime, and neighborhood amenities to provide unique insights into each community. In addition, we harness rich, insightful user-generated content from our active community of contributors, which includes consumers, local enthusiasts, and real estate professionals. With more than 7 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

We enable real estate professionals to better promote themselves and their listings and connect with transaction-ready consumers through our online and mobile marketing products. Our free products allow real estate professionals to build their personal brand by creating an online profile, contributing content to our marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Our subscription products enable real estate professionals to increase their visibility, promote their listings in search results, target mobile users, and generate more highly qualified leads from our large audience of transaction-ready consumers. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys conducted between January 2012 and December 2012 in which 76% of over 543,000 respondents contacting real estate professionals through our marketplace indicated that they are planning to move in the next six months, and almost half of over 382,000 respondents stated that they are pre-approved for a mortgage. We believe that the combination of our compelling solution with our transaction-ready audience results in a high return on investment for real estate professionals who purchase our subscription products.

We benefit from powerful network effects and a vibrant user community. Consumers contribute content by posting questions, reviewing neighborhoods, and writing agent recommendations. Real estate professionals, seeking to connect with our consumers, engage in our community by sharing local knowledge, answering consumers’ questions, and contributing content to our marketplace. The breadth and quality of user-generated content contributed to our marketplace has helped to build our brand, deepen the engagement of our existing users, and attract more users.

We are a leading mobile platform for the home search process and mobile devices are increasingly critical to consumers and real estate professionals. We have introduced iPhone, iPad, Android Phone, Android Tablet, Kindle, and Windows 8 applications that provide tailored mobile experiences, which has led to rapid growth in mobile use of our solution. In the year ended December 31, 2012, we had over 5 million mobile monthly unique visitors, an increase of 144% over 2011. In addition, our mobile users are more likely than our web users to contact real estate professionals through our marketplace.

Our online marketplace is experiencing rapid growth. Monthly unique visitors to our marketplace increased to 23.1 million in the year ended December 31, 2012 from 7.9 million in the year ended December 31, 2010, or a 192% increase, and our subscribers increased to 24,443 as of December 31, 2012 from 10,070 as of December 31, 2010, or a 143% increase. We generate revenue primarily from sales of subscription products to real estate professionals. We also generate revenue from display advertising sold to leading real estate and consumer brand advertisers seeking to reach our attractive audience. For the years ended December 31, 2010, 2011, and 2012, we generated revenue of $19.8 million, $38.5 million, and $68.1 million, respectively. During the same period, we had net losses of $3.8 million, $6.2 million, and $10.9 million, respectively.

Industry and Challenges

The residential real estate industry, which we estimate accounts for more than a trillion dollars in annual spending in the United States, is undergoing a profound transformation. Technology is changing the way that consumers search for homes and the way in which real estate professionals attract clients and build their businesses. In addition, as the U.S. housing market recovers from its recent unprecedented downturn, real estate professionals are seeking more effective ways to market themselves and achieve a greater return on their marketing investment. These trends present significant opportunities to capitalize on shifts in behavior.

Historically, consumers lacked readily available access to detailed and comprehensive information essential to making housing decisions, relying instead on disparate sources of information such as real estate professionals, local newspapers, and word of mouth. Over time, more information has become available online and, as a result, the Internet has become a primary source of research for housing decisions. According to a November 2012 survey by the National Association of Realtors, a trade organization for real estate professionals, 90% of home buyers used the Internet to research homes. Additionally, the use of mobile devices for home searches has become more prevalent. According to a 2012 survey by The Real Estate Book, a real estate website, 52% of respondents reported using a mobile device to look for homes, with 85% of non-users stating that they would consider using a mobile device for their next search.

As consumers increasingly research homes online, real estate professionals are shifting their marketing expenditures online to reach prospective clients. While initially these real estate professionals focused their spending on email, search, and creating websites with listings, now these professionals are increasingly using online real estate marketplaces to generate leads.

With technology driving the home search process online, consumers, real estate professionals, and advertisers face distinct challenges. Consumers are challenged to effectively compile and use fragmented information, gain local insights, and obtain information on the go. Real estate professionals are challenged to reach today’s online consumers, target the right leads, manage their businesses while on the go, and optimize their marketing spend. Advertisers are challenged to efficiently reach the right consumers while maximizing the effectiveness of their advertising.

Market Opportunity

We believe that there are significant opportunities to address the challenges faced by consumers, real estate professionals, and advertisers. Borrell Associates, Inc., an advertising research and consulting firm, estimated in an August 2012 industry paper that $23.7 billion would be spent in 2012 on real estate-related marketing in the United States. According to a November 2012 survey by the National Association of Realtors, 90% of home buyers used the Internet to research homes. However, according to the Borrell Associates report, only 55% of the real estate marketing dollars in the United States were projected to be spent online in 2012. We believe that there is a disconnect between where marketing dollars are spent and where consumers research homes. Therefore, we expect that real estate-related marketing spend will continue to migrate online from traditional channels.

The Trulia Marketplace

Our marketplace provides the following key benefits for consumers, real estate professionals, and advertisers:

Key benefits for consumers

•

Large, continually refreshed, searchable database of homes for sale and rent. We provide consumers with access to a large, continually refreshed, and searchable database of properties. We enable consumers to customize their searches with property-specific filters to obtain up-to-date listings that are rich with property facts, price, and sale data.

•

Trusted insights, social recommendations, and proprietary analytics that provide local context. We provide consumers with local insights, critical to a successful home search, not available elsewhere on an easy to use and comprehensive basis. These insights include information about schools, crime, neighborhood amenities, and real estate professionals.

•

Anytime and anywhere access. Our marketplace is accessible anytime and anywhere on the web and on major mobile platforms. Since the introduction of our first mobile application in 2008, mobile use of our marketplace has grown rapidly.

Key benefits for real estate professionals

•

Broad reach to transaction-ready consumers. We provide real estate professionals the ability to connect with our large audience of transaction-ready consumers at scale on the web and through our mobile applications. We believe that a large portion of consumers using Trulia do not use other real estate websites, and that this enables real estate professionals on Trulia to effectively identify and market themselves to consumers that they cannot find anywhere else.

•

Products that boost presence and deliver high-quality leads. Our free products enable real estate professionals to create and manage an online profile, promote their personal brand with consumers by contributing content to our marketplace, and leverage social media for endorsements. Our subscription products enable real estate professionals to boost their visibility, promote their listings in search results, and generate more high-quality leads from potential home buyers.

•

Anytime and anywhere access to critical information and tools. We offer mobile applications designed specifically for real estate professionals to take their business on the go. Using our mobile applications, real estate professionals can access critical information that they need to conduct their business, including listings details, contacts, driving directions, and local information about neighborhoods.

•	Significant return on investment. We believe that our subscription products deliver a high return on investment to real estate professionals.

Key benefits for advertisers

•	Attractive audience. We believe our audience is highly attractive to consumer brand advertisers. A substantial portion of our audience is either college educated, has a household income above $75,000, or is in the 25 to 54 age group. U.S. consumers with these characteristics tend to spend more of their annual income on home maintenance, insurance, household furnishings, apparel and services, and entertainment than the average consumer, according to the Bureau of Labor Statistics 2011 Consumer Expenditure Survey, which makes our audience attractive for consumer brand advertisers.

•

Display advertising products that efficiently reach target consumers. We enable our advertisers to reach segments of our audience that are attractive to them. Advertisers benefit from improved reach, impact, relevancy, and measurement of their marketing campaigns in our marketplace.

Our Strengths

We believe that our competitive advantage reflects the following strengths:

•

We deliver the “inside scoop.” We are one of the leading online real estate marketplaces and provide consumers with powerful tools and unique content that together deliver valuable insights into homes, neighborhoods, and real estate professionals. For example, our crime heat maps provide consumers with a view into neighborhood safety and our Facebook integration gives consumers recommendations on real estate professionals from people in their social network. Through our Trulia Voices forum, we also provide consumers with local content from our community of contributors, including consumers, local enthusiasts, and real estate professionals.

•

Superior products and user experience. We believe we have the best products in the industry for consumers and real estate professionals. We invest significant resources into technology development and product design to create a superior user interface that provides compelling features and rich functionality for our users.

•

Large, differentiated, transaction-ready audience. Our website and mobile applications have attracted 23.1 million monthly unique visitors in the year ended December 31, 2012 and, based on data from comScore, Inc., a marketing research company, a significant portion of our visitors do not visit our primary competitors’ websites. For instance, according to comScore, during each month in 2012 and 2011, more than 54% and 64%, respectively, of our audience did not visit Zillow.com. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys conducted between January 2012 and December 2012 in which 76% of over 543,000 respondents contacting real estate professionals through our marketplace are planning to move in the next six months, and almost half of over 382,000 respondents stated that they are pre-approved for a mortgage.

•

Strong mobile monetization. We believe that we are one of the few companies that is monetizing its mobile products at a higher rate than web products. Since we launched our subscription product for mobile devices in May 2012, we have sold this product at prices that yield a higher average monthly revenue per subscriber than our subscription products that are not focused on mobile devices. In addition, our users are more likely to contact real estate professionals through our mobile applications than our website.

•

High ROI for real estate professionals. We believe our subscription products provide compelling value and a better return on investment than other marketing channels. On average during the year ended December 31, 2012, paying subscribers received more than 13 times the number of monthly leads compared to real estate professionals who only used our free products.

•

Powerful network effects driven by unique content. We benefit from a self-reinforcing network effect that helps build our brand, drives user engagement in our marketplace, and attracts more users to our website and mobile applications. Consumers post questions in our marketplace, attracting real estate professionals who add more content by answering these questions, which in turn attracts more consumers to our marketplace.

•

Big data and analytics platform. We employ proprietary advanced analytics and heuristics capabilities to aggregate, filter, and analyze large amounts of data from disparate sources that we have cultivated over the years. Our expertise in handling large amounts of externally-sourced data and combining it with user activity data collected from our marketplace allows us to improve the user experience by developing innovative new tools and new functionality.

Our Strategy

Our goal is to build the leading online real estate marketplace. We intend to focus on the following key strategies in pursuit of our goal:

•

Expand our audience and increase user engagement. We intend to grow our large, transaction-ready audience by continuing to offer superior products for consumers. We plan to continuously enhance and refresh our database of homes, partner with third parties to add new and relevant local content, and encourage our users to contribute useful content. We also plan to develop new features and tools that deepen our users’ engagement with our website and mobile applications, and to promote and foster interaction in our vibrant user community.

•

Grow the number of real estate professionals in our marketplace. We intend to further penetrate the large base of more than 2.8 million real estate professionals in the United States by communicating the value proposition of our free and subscription products, growing our audience of transaction-ready consumers, and creating additional products.

•	Increase revenue. We plan to increase our revenue by selling more subscription and advertising products and by optimizing our pricing.

•

Increase brand awareness. We have built a leading real estate and consumer brand with limited marketing spend to date. We plan to continue to grow our brand by providing our users with superior and innovative products.

•	Pursue strategic opportunities. We plan to pursue acquisitions of complementary businesses and strategic partnerships to help us execute on and accelerate our growth plans.

•

Pursue adjacent opportunities. We plan to pursue opportunities in a number of large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand our business internationally.

Risks Associated with Our Business

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. Some of these risks are:

•	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects;

•	We have a history of losses and we may not achieve or maintain profitability in the future;

•	Real estate professionals may not continue to subscribe to our products, we may be unable to attract new subscribers, and we may not be able to optimize the pricing of our products;

•	Advertisers may reduce or end their advertising spending with us or we may be unable to attract new advertisers;

•	We may not be able to obtain comprehensive and accurate real estate listing information;

•	We may not be able to continue to grow use of our mobile products or monetize these products as we expect;

•	We may not be able to continue to innovate and provide useful products; and

•	We participate in a highly competitive market.

Corporate Information

Trulia, Inc. was incorporated in Delaware in June 2005. Our principal executive offices are located at 116 New Montgomery Street, Suite 300, San Francisco, California 94105, and our telephone number is (415) 648-4358. Our website address is www.trulia.com. In addition, we maintain a Facebook page at www.facebook.com/trulia and a twitter feed at www.twitter.com/trulia. Information contained on, or that can be accessed through, our website, Facebook page or Twitter feed does not constitute part of this prospectus and inclusions of our website address, Facebook page address and Twitter feed address in this prospectus are inactive textual references only.

“Trulia” is our registered trademark in the United States and in certain other jurisdictions. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares from us	shares

Option to purchase additional shares from certain selling stockholders	shares

Use of proceeds	The proceeds to us from the sale of shares of our common stock that we are selling in this offering will be approximately $ million, based upon an assumed public offering price of $ per share, which is the last reported sale price of our common stock on the New York Stock Exchange on , 2013 (or approximately $ million if the underwriters’ option to purchase additional shares in this offering is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We currently intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, and expect to use some or all of such net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. See the section titled “Use of Proceeds” for additional information.

Concentration of Ownership	Upon completion of this offering, our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own, in the aggregate, approximately % of our outstanding shares of common stock.

NYSE trading symbol	“TRLA”

The number of shares of common stock that will be outstanding after this offering is based on 27,552,818 shares outstanding as of December 31, 2012, and excludes:

•

3,570,566 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of December 31, 2012, with a weighted average exercise price of $6.45 per share;

•	37,760 shares of common stock issuable upon the vesting of restricted stock units;

•

Up to 56,054 shares of common stock issuable upon the exercise of a warrant to purchase common stock that was outstanding as of December 31, 2012, with an exercise price of $8.47 per share, which warrant was net exercised in February 2013, for an aggregate of 39,205 shares of common stock; and

•

2,370,000 shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan, which contains provisions that automatically increase its share reserve each year and provides for an increase of up to 1,000,000 shares from the expiration or termination of awards under our 2005 stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of outstanding options to purchase common stock or the warrant to purchase common stock since December 31, 2012;

•	no vesting of restricted stock units since December 31, 2012; and

•

no exercise by the underwriters of their option to purchase up to an additional          shares of common stock from us and up to an additional          shares of common stock from certain selling stockholders in this offering.

SUMMARY FINANCIAL AND OTHER DATA

The following tables summarize our historical financial and other data. We have derived the summary statement of operations data for the years ended December 31, 2010, 2011, and 2012 and balance sheet data as of December 31, 2012 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2010	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$19,785	$38,518	$68,085
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization) (2)	3,657	5,795	9,999
Technology and development	8,803	14,650	20,199
Sales and marketing	8,638	17,717	33,747
General and administrative	2,501	6,123	13,659

Total cost and operating expenses	23,599	44,285	77,604
Loss from operations	(3,814)	(5,767)	(9,519)
Interest income	15	17	50
Interest expense	(39)	(389)	(1,016)
Change in fair value of warrant liability	—	(16)	(369)

Loss before provision for income taxes	(3,838)	(6,155)	(10,854)
Provision for income taxes	—	—	(67)

Net loss attributable to common stockholders	$(3,838)	$(6,155)	$(10,921)

Net loss per share attributable to common stockholders, basic and diluted (3)	$(0.64)	$(0.92)	$(0.87)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted (3)	6,016,550	6,657,045	12,538,769

Other Financial Information:
Adjusted EBITDA (4)	$(2,497)	$(1,787)	$(3,364)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Cost of revenue	$8	$11	$32
Technology and development	176	482	930
Sales and marketing	97	183	398
General and administrative	73	808	1,210

Total stock-based compensation	$354	$1,484	$2,570

(2) Amortization of product development costs was included in technology and development as follows:	$366	$708	$1,108

(3)

See Note 11 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

(4)

See “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	As of December 31, 2012
	Actual	Pro Forma(1)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$100,017	$
Working capital (deficit)	82,632
Property and equipment, net	7,069
Total assets	118,964
Deferred revenue	13,296
Total indebtedness	9,759
Preferred stock warrant liability	—
Total stockholders’ equity (deficit)	86,534

(1)

The pro forma column in the balance sheet data table above gives effect to the sale and issuance by us of              shares of common stock in this offering based upon an assumed public offering price of $          per share, which is the last reported sale price of our common stock on the New York Stock Exchange on             , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Key Business Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the following key business metrics:

	Year Ended December 31,
	2010	2011	2012
Monthly unique visitors (in thousands)	7,935	14,776	23,145
Mobile monthly unique visitors (in thousands)	484	2,088	5,090
New contributions to user-generated content (in thousands)	1,386	1,991	3,050
Total subscribers (at period end)	10,070	16,849	24,443
Average monthly revenue per subscriber ($)	80	110	156

We count a unique visitor the first time a computer or mobile device with a unique IP address accesses our website or our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor. We calculate our monthly unique visitors based on the monthly average over the applicable period. Our number of monthly unique visitors includes mobile monthly unique visitors.

For an explanation of our key business metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Key Business Metrics.”

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, taxes, depreciation and amortization, change in the fair value of our warrant liability and stock-based compensation. Below, we have provided a reconciliation of Adjusted EBITDA to our net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

We include Adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets, changes related to the fair value remeasurements of our preferred stock warrant, and the impact of stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net loss, the most comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Net loss attributable to common stockholders	$(3,838)	$(6,155)	$(10,921)
Non-GAAP adjustments:
Interest income	(15)	(17)	(50)
Interest expense	39	389	1,016
Depreciation and amortization	963	2,496	3,585
Change in fair value of warrant liability	—	16	369
Stock-based compensation	354	1,484	2,570
Provision for income taxes	—	—	(67)

Adjusted EBITDA	$(2,497)	$(1,787)	$(3,364)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the risks actually occur, our business, financial condition, operating results, and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

•	increase the number of consumers using our website and mobile applications;

•	continue to obtain home listing information, as well as information on schools, crime, and neighborhood amenities;

•	increase the number of real estate professionals subscribing to our products;

•	increase the revenue from real estate professionals subscribing to our products;

•	increase the revenue from advertisers on our website;

•	successfully develop and deploy new features and products;

•	encourage and foster the growth of user-generated content;

•

successfully compete with other companies that are currently in, or may in the future enter, the business of providing residential real estate information online and on mobile applications, as well as with companies that provide this information offline;

•	successfully compete with existing and future providers of other forms of offline, online, and mobile advertising;

•	successfully navigate fluctuations in the real estate market;

•	effectively manage the growth of our business;

•	successfully expand our business into adjacent markets, such as rentals, mortgages, and home improvement;

•	successfully integrate companies we may acquire; and

•	successfully expand internationally.

If the demand for residential real estate information online does not develop as we expect, or if we fail to address the needs of consumers, real estate professionals, or advertisers, our business will be harmed. We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

We have a history of losses and we may not achieve or maintain profitability in the future.

We have not been profitable on a quarterly or annual basis since we were founded, and as of December 31, 2012, we had an accumulated deficit of $47.1 million. We expect to make significant future investments in the development and expansion of our business which may not result in increased revenue or growth. In addition, as a public company, we have incurred and expect that we will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. As a result of these increased expenditures, we must generate and sustain increased revenue to achieve and maintain future profitability. While our revenue has grown in recent periods, this growth may not be sustainable and we may not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including slowing demand for our products, increasing competition, weakness in the residential real estate market, as well as other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future, and this could cause the price of our common stock to decline.

If real estate professionals do not continue to subscribe to our products, or we are unable to attract new subscribers, our business and operating results would be harmed.

We rely on subscriptions purchased by real estate professionals to generate a substantial portion of our revenue. Subscriptions accounted for 47%, 58%, and 67% of our revenue in 2010, 2011, and 2012, respectively. We generally offer subscriptions for periods between one month to 12 months, with most real estate professionals preferring to subscribe for periods shorter than 12 months.

Our ability to attract and retain real estate professionals as subscribers, and to generate subscription revenue, depends on a number of factors, including:

•	our ability to attract transaction-ready consumers to our website and mobile applications;

•	the number of consumers using our website and mobile applications;

•	the quality of the leads that we provide to our subscribers;

•	the number of leads that we provide to our subscribers;

•	the strength of the real estate market;

•	the competition for real estate professionals’ marketing dollars; and

•	the strength of our brand.

A key focus of our sales and marketing activities has been to further penetrate the large base of more than 2.8 million real estate professionals in the United States. As of December 31, 2012, we had more than 390,000 active real estate professionals in our marketplace and 24,443 total subscribers. We spend a considerable portion of our operating expenses on sales and marketing activities. Our sales and marketing expenses were our largest operating expenses in the years ended December 31, 2011 and 2012. Sales and marketing expenses reflect many of the costs that we incur in acquiring new subscribers and retaining existing subscribers, and we expect that sales and marketing expenses will continue to increase in absolute dollars as we seek to grow the number of subscribers in our marketplace. If we are unable to increase the number of total subscribers in our marketplace, our revenue may not grow and our operating results could suffer.

Real estate professionals may not continue to subscribe with us if we do not deliver a strong return on their investment in subscriptions, and we may not be able to replace them with new subscribers. In addition, real estate professionals sometimes do not renew their subscriptions with us because of dissatisfaction with our service. This may occur for a number of reasons, including because we have made changes to our products or services, which we do periodically. If subscribers do not renew their subscriptions with us with the same or higher subscription fees, or at all, or if we are unable to attract new subscribers, our business and operating results would be harmed.

Further, although a majority of our revenue in the years ended December 31, 2011 and 2012 was generated from subscriptions purchased by real estate professionals, we cannot be certain that subscribers will renew their subscriptions with us and that we will be able to achieve the same or higher amounts of subscription revenue in the future.

Our ability to increase the number of subscribers to our services also depends, to some degree, on whether we can increase the inventory of marketing products and services available for us to sell in different geographic markets. If we are unable to create additional inventory by offering new services or reconfiguring our existing services, we may not be able to grow the number of subscribers to our services quickly or at all.

In addition, if we need to reduce our subscription fees due to competition, our business, operating results, financial condition, and prospects would suffer if we are unable to offset any reductions in our fees by increasing our number of consumers and advertisers, reducing our costs, or successfully developing and deploying new features on a timely basis.

If we are not able to optimize our pricing and increase our average revenue per subscriber, we may not be able to grow our revenue over time.

Our ability to grow revenue depends, in part, on our ability to optimize pricing and increase average monthly revenue per subscriber over time. Since launching our first subscription product in 2007, we have continued to expand our products and optimize pricing of our products. In the year ended December 31, 2012, our average monthly revenue per subscriber was $156 compared to $110 in the year ended December 31, 2011. As we continue to optimize our pricing, real estate professionals may not accept these new prices, which may harm our business and growth prospects.

If advertisers reduce or end their advertising spending with us, or if we are unable to attract new advertisers, our business and operating results would be harmed.

Display advertising accounted for 53%, 42%, and 33% of our revenue in 2010, 2011, and 2012, respectively. Our advertisers can generally terminate their contracts with us at any time or on very short notice. Our ability to attract and retain advertisers, and to generate advertising revenue, depends on a number of factors, including:

•	the number of consumers using our website and mobile applications;

•	our ability to continue to attract an audience that advertisers find attractive;

•	our ability to compete effectively for advertising spending with other real estate marketplaces, offline companies, and online companies;

•	how advertisers value our advertising network, which consists of our online properties and those of our publishing partners;

•	the amount of spending on online advertising generally; and

•	our ability to deliver an attractive return on investment to advertisers.

We may not succeed in capturing more spending from advertisers if we are unable to demonstrate to advertisers the effectiveness of advertising in our marketplace as compared to alternatives, including traditional offline advertising media such as newspapers and magazines.

If advertisers reduce or terminate their advertising spending with us and we are unable to attract new advertisers, our revenue, business, operating results, and financial condition would be harmed. For example, although we experienced sequential increases in media revenue during each of the eight quarters ended December 31, 2011, media revenue growth slowed during the years ended December 31, 2011 and 2012. In our display advertising business, we also have a limited ability to replace the loss of revenue resulting from the loss of a customer during a particular quarter because of the significant time required to secure an alternative advertiser for such advertising inventory, run the alternative advertising campaign on our marketplace, and satisfy our revenue recognition criteria from such campaign. As a result, the loss of a customer during a quarter could result in our inability to replace the lost revenue from such customer within that quarter and, therefore, we will sometimes encounter variances in our media revenue.

If we cannot obtain comprehensive and accurate real estate listing information, our business will suffer.

Our offerings are based on receiving current and accurate real estate listing data. We depend on, and expect to continue to depend on, relationships with various third parties to provide this data to us, including real estate listing aggregators, multiple listing services, real estate brokerages, apartment management companies, and other third parties. Many of our agreements with our listing sources are short-term agreements that may be terminated with limited or no notice. If our relationship with one or more of these parties is disrupted, the quality of the experience we provide to users would suffer.

We currently depend on a listing aggregator to provide us with a substantial portion of the unique listings in our database. While these listings are available from their original sources, it would take substantial time and effort for us to aggregate these listings from all of the original sources. Therefore, if the agreement with our largest listing aggregator is terminated, we may not be able to fully replace the listings in a timely manner or on terms favorable to us, or at all, which would adversely affect our business and operating results. In addition, as real estate brokers typically control the distribution and use of their listings, our business could suffer if real estate brokers withheld their listings from us. From time to time in the past, real estate brokers have refused to syndicate their listings to us, and we cannot assure you this will not happen in the future. If real estate brokers refuse to syndicate listings to us, the quality of our products would suffer due to the decline of timely and accurate information, which could adversely affect our business and operating results.

If use of our mobile products does not continue to grow or we are not able to successfully monetize them as we expect, our operating results could be harmed and our growth could be negatively affected.

Our future success depends in part on the continued growth in the use of our mobile products by our users and our ability to monetize them. During the year ended December 31, 2012, our mobile products accounted for 22% of our total traffic compared to 14% of our total traffic for the year ended December 31, 2011. We currently monetize our mobile offerings through our Trulia Mobile Ads subscription product for real estate professionals and through our mobile website, m.trulia.com. We monetize our mobile applications principally through our Trulia Mobile Ads subscription product through which real estate professionals can purchase local advertising on our mobile applications and our mobile website by zip code and by share of a given market. We monetize our mobile website through the sale of display advertisements and we also provide our subscribers rotational placement in a local lead form that appears on certain pages of our mobile website. The use of mobile technology may not continue to grow at historical rates, and consumers may not continue to use mobile technology for real estate research. Further, mobile technology may not be accepted as a viable long-term platform for a number of reasons, including actual or perceived lack of security of information and possible disruptions of service or connectivity. In addition, traffic on our mobile applications may not continue to grow if we do not continue to innovate and introduce enhanced products on mobile platforms, or if users believe that our competitors offer superior mobile products. The growth of traffic on our mobile products may also slow or decline if our mobile applications are no longer compatible with operating systems such as iOS, Android, Windows 8, or the devices they support. Additionally, real estate professionals and advertisers may choose to devote less of their spending to target mobile users for a number of reasons, including a perceived lack of effectiveness of display advertising on mobile devices. Although we have seen strong results in our mobile product monetization efforts with the launch of Trulia Mobile Ads in May 2012, we cannot assure you that we will continue to monetize our mobile products as effectively in the future. If use of our mobile products does not continue to grow, or if real estate professionals or advertisers decrease their spending on our mobile products, our business and operating results could be harmed.

If we do not continue to innovate and provide useful products, we may not remain competitive, and our business and financial performance could suffer.

Our success depends in part on our ability to continue to innovate. This is particularly true with respect to mobile applications, which are increasingly being used by our audience. Our competitors regularly enhance their offerings and create new offerings for consumers, real estate professionals, and others involved in the residential real estate industry. If we are unable to continue to offer innovative products or to keep pace with our competitors’ offerings, our business and operating results will suffer.

We rely on Internet search engines to drive traffic to our website, and if we fail to appear high up in the search results, our traffic would decline and our business would be adversely affected.

We depend in part on Internet search engines, such as Google, Bing, and Yahoo!, to drive traffic to our website. For example, when a user types a physical address into a search engine, we rely on a high organic search ranking of our webpages in these search results to refer the user to our website. However, our ability to maintain high organic search result rankings is not within our control. Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If Internet search engines modify their search algorithms in ways that are detrimental to us, or if our competitors’ SEO efforts are more successful than ours, overall growth in our user base could slow. Search engine providers could provide listings and other real estate information directly in search results or choose to align with our competitors. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website through search engines could harm our business and operating results.

Our recent revenue growth rates may not be indicative of our future growth, and we may not continue to grow at our recent pace, or at all.

From 2008 to 2012, our revenue grew from $8.1 million to $68.1 million, which represents a compounded annual growth rate of approximately 70%. In the future, our revenue may not grow as rapidly as it has over the past several years. We believe that our future revenue growth will depend, among other factors, on our ability to:

•	acquire additional subscribers and sell additional products to existing subscribers;

•	sell advertising to third parties;

•	attract a growing number of users to our website and mobile applications;

•	increase our brand awareness;

•	successfully develop and deploy new products for the residential real estate industry;

•	maximize our sales personnel’s productivity;

•	respond effectively to competitive threats;

•	successfully expand our business into adjacent markets, such as rentals, mortgages, and home improvement; and

•	successfully expand internationally.

We may not be successful in our efforts to do any of the foregoing, and any failure to be successful in these matters could materially and adversely affect our revenue growth. You should not consider our past revenue growth to be indicative of our future growth.

Our revenue and operating results could vary significantly from period to period, which could cause the market price of our common stock to decline.

We generate revenue through sales of subscriptions to real estate professionals and sales of display advertising to advertisers. Our subscription and advertising sales can be difficult to predict and may result in fluctuations in our revenue from period to period. Our revenue and operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenue and operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance.

Our revenue, operating results, or both, may be affected by a number of factors, including:

•	our subscription and advertising sales, particularly large advertising campaigns;

•	fluctuations in user activity on our website and mobile applications, including as a result of seasonal variations;

•	competition and the impact of offerings and pricing policies of our competitors;

•	the effects of changes in search engine placement and prominence of our website;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations, and infrastructure;

•	our ability to control costs, particularly those of third-party data providers;

•	our ability to reduce costs in a given period to compensate for unexpected shortfalls in revenue;

•	the timing of costs related to the development or acquisition of technologies or businesses;

•	our inability to complete or integrate efficiently any acquisitions that we may undertake;

•	our ability to collect amounts owed to us from advertisers;

•	changes in our tax rates or exposure to additional tax liabilities;

•

claims of intellectual property infringement against us and any resulting temporary or permanent injunction prohibiting us from selling our products or requirements to pay damages or expenses associated with any of those claims;

•	our ability to successfully expand in existing markets and enter new markets;

•	our ability to keep pace with changes in technology;

•	changes in government regulation affecting our business;

•	the effectiveness of our internal controls;

•	conditions in the real estate market; and

•	general economic conditions.

For example, individuals hired to join our sales team typically do not reach their maximum productivity until they have been employed for several months or more. Our fixed expenses related to the addition of personnel may not result in an increase in revenue in a given period or at all.

As a result of the foregoing factors and others discussed in this “Risk Factors” section, our operating results in one or more future periods may fail to meet or exceed our projections or the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline.

Seasonality may cause fluctuations in our traffic, revenue, and operating results.

From time to time, we experience seasonality in subscription revenue and display advertising due to fluctuations in traffic to our website and mobile applications. During the fourth quarter of each year, traffic to our marketplace has historically declined and our revenue has historically grown more slowly than in other quarters or has declined sequentially. Conversely, we typically experience higher growth in traffic and revenue during the spring and summer months, when consumers are more likely to buy new homes. We expect that seasonality will continue to affect traffic in our marketplace, as well as our revenue from subscriptions and advertising.

Declines in, or changes to, the real estate industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the health of, and changes to, the residential real estate industry. Although we have built and grown our business during a worldwide economic downturn, home-buying patterns are sensitive to economic conditions and tend to decline or grow more slowly during these periods. A decrease in home purchases could lead to reductions in user traffic, reductions in subscriptions by real estate professionals, and a decline in marketing spend. Furthermore, online advertising products may be viewed by some existing and potential advertisers on our website and mobile applications as a lower priority, which could cause advertisers to reduce the amounts they spend on advertising, terminate their use of our products, or default on their payment obligations to us. In addition, we may become subject to rules and regulations in the real estate industry that may restrict or complicate our ability to deliver our products. These changes would harm our business and operating results.

Most recently, beginning in 2008, domestic and global economic conditions deteriorated rapidly, resulting in a dramatic slowdown in the housing market, which slowed advertising spending in the real estate industry. In addition, changes to the regulation of the real estate industry and related areas, including mortgage lending and the deductibility of home mortgage interest, may negatively affect the prevalence of home purchases. Real estate markets also may be negatively impacted by a significant natural disaster, such as earthquake, fire, flood, or other disruption. Declines or disruptions in the real estate market or increases in mortgage interest rates could reduce demand for our products and could harm our business and operating results.

We participate in a highly competitive market, and pressure from existing and new companies may adversely affect our business and operating results.

The market to provide home listings and marketing services for the residential real estate industry is highly competitive and fragmented. Homes are not typically marketed exclusively through any single channel. Consumers can access home listings and related data through more than one source. Accordingly, current and potential competitors could aggregate a set of listings similar to ours. We compete with online real estate marketplaces, such as Zillow.com and Realtor.com, other real estate websites, and traditional offline media. We compete to attract consumers primarily on the basis of the number and quality of listings; user experience; the breadth, depth, and relevance of insights and other content on homes, neighborhoods, and professionals; brand and reputation; and the quality of mobile products. We compete to attract real estate professionals primarily on the basis of the quality of the website and mobile products, the size and attractiveness of the consumer audience, the quality and measurability of the leads we generate, the perceived return on investment we deliver, and the effectiveness of marketing and workflow tools. We also compete for advertisers against other media, including print media, television and radio, social networks, search engines, other websites, and email marketing. We compete primarily on the basis of the size and attractiveness of the audience; pricing; and the ability to target desired audiences.

Many of our existing and potential competitors have substantial competitive advantages, such as:

•	greater scale;

•	stronger brands and greater name recognition;

•	longer operating histories;

•	more financial, research and development, sales and marketing, and other resources;

•	more extensive relationships with participants in the residential real estate industry, such as brokers, agents, and advertisers;

•	strong relationships with third-party data providers, such as multiple listing services and listing aggregators;

•	access to larger user bases; and

•	larger intellectual property portfolios.

The success of our competitors could result in fewer users visiting our website and mobile applications, the loss of subscribers and advertisers, price reductions for our subscriptions and display advertising, weaker operating results, and loss of market share. Our competitors also may be able to provide users with products that are different from or superior to those we can provide, or to provide users with a broader range of products and prices.

We expect increased competition if our market continues to expand. In addition, current or potential competitors may be acquired by third parties with greater resources than ours, which would further strengthen these current or potential competitors and enable them to compete more vigorously or broadly with us. If we are not able to compete effectively, our business and operating results will be materially and adversely affected.

If our users do not continue to contribute content or their contributions are not valuable to other users, our marketplace would be less attractive, which could negatively affect our unique visitor traffic and revenue.

Our success depends on our ability to provide consumers with the information they seek, which in turn depends in part on the content contributed by our users. We believe that one of our primary competitive advantages is the quality and quantity of the user-generated content in our marketplace, and that information is one of the main reasons consumers use our platform. If we are unable to provide consumers with the information they seek because our users do not contribute content, or because the content that they contribute is not helpful and reliable, the number of consumers visiting our website and using our mobile applications may decline. If we experience a decline in consumers visiting our website and using our mobile applications, real estate professionals and advertisers may not view our marketplace as attractive for their marketing expenditures, and may reduce their spending with us. Any decline in visits to our website and usage of our mobile applications by consumers and any decline in spending by real estate professionals and advertisers with us would harm our business and operating results.

In addition, we monitor new contributions to user-generated content because we believe this metric is a key indicator of our user engagement and the strength of our community. In the event that the number of new contributions to user-generated content declines, this metric may provide a leading indicator of the health of our business. However, if the quantity of new contributions to user-generated content continues to increase but the quality of user-generated content declines, this metric would not capture any corresponding declines in user engagement or the strength of our community as evidenced by the lower quality of user-generated content, and such data would be of limited use in those circumstances.

Our growth depends in part on our relationship with third parties to provide us with local information.

Third parties provide us with information that we use to provide users with insights that go beyond listings, such as information about schools, crime, and neighborhood amenities. Property descriptions and sale transactions obtained via third-party data providers also inform the valuations provided by our Trulia Estimates feature. If these third-party data providers terminate their relationships with us, the information that we provide to users may be limited or the quality of the information may suffer. If we are unable to renew our agreements with these data providers on favorable terms to us or to secure alternative sources for this information, our costs may increase and our business may be harmed.

If we do not display accurate and complete information on a timely basis, our user traffic may decline, our reputation would suffer, and our business and operating results would be harmed.

We receive listing and other information provided by listing aggregators and other third parties that we include on our website and mobile applications. Our reputation with consumers depends on the accuracy and completeness of the information that we provide, although the accuracy and completeness of this data is often outside of our control. We cannot independently verify the accuracy or completeness of all of the information provided to us by third parties. If third parties provide us with inaccurate or incomplete information that we then display on our website and mobile applications, consumers may become dissatisfied with our products, our traffic may decrease, and our reputation may suffer. Real estate professionals also expect listings data and other information to be accurate and complete, and to the extent our information is incorrect or incomplete, our reputation and business relationships may suffer.

In addition, we update the listing information that we provide on our website and mobile applications on a daily basis. To the extent that we are no longer able to update information in our marketplace on a timely basis, or if consumers begin to expect updates in a more timely manner, we may be forced to make investments which allow us to update information with higher frequency. There can be no assurance that we will be able to provide information at a pace necessary to satisfy consumers in a cost-effective manner, or at all.

Growth of our business will depend on a strong brand, and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of users, or our ability to increase their level of engagement.

We believe that a strong brand is necessary to continue to attract and retain consumers and, in turn, the real estate professionals and others who choose to advertise on our websites and mobile applications. We need to maintain, protect, and enhance the “Trulia” brand in order to expand our base of users and increase their engagement with our website and mobile applications. This will depend largely on our ability to continue to provide high-value, differentiated products, and we may not be able to do so effectively. While we may choose to engage in a broader marketing campaign to further promote our brand, this effort may not be successful. Furthermore, negative publicity about our company, including our content, technology, sales practices, personnel, or customer service could diminish confidence in and the use of our products, which could harm our operating results. If we are unable to maintain or enhance user and advertiser awareness of our brand cost effectively, our business, operating results, and financial condition could be harmed. In addition, our website serves as a forum for expression by our users, and if some of our users contribute inappropriate content and offend other users, our reputation could be harmed.

We rely on a small number of advertising partners for a substantial portion of our media revenue, and we are subject to risks as a result of this advertiser concentration.

In the years ended December 31, 2010, 2011, and 2012, the ten largest advertising partners accounted for 50%, 50%, and 63% of our media revenue, respectively. One of our growth strategies is to increase the amount large advertisers spend in our marketplace, and we expect this revenue concentration to continue. If one or more of these large advertisers were to decrease or discontinue advertising with us, our business and operating results will be adversely affected.

Our operating results may be adversely affected by a failure to collect amounts owed to us by advertisers.

We often run display advertisements in our marketplace prior to receiving payment from an advertiser, which makes us subject to credit risks. In the past, certain advertisers have been unable to pay us due to bankruptcy or other reasons, and we cannot assure you that we will not experience collection issues in the future. If we have difficulty collecting amounts owed to us by advertisers, or fail to collect these amounts at all, our results of operations and financial condition would be adversely affected.

We depend on our talented personnel to grow and operate our business, and if we are unable to hire, retain, manage, and motivate our personnel, or if our new personnel do not perform as we anticipate, we may not be able to grow effectively.

Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain talented personnel. We may not be able to retain the services of any of our employees or other members of senior management in the future. We do not have employment agreements other than offer letters with any key employee, and we do not maintain key person life insurance for any employee. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our business. If our senior management team fails to work together effectively and to execute our plans and strategies, our business could be harmed.

Our growth strategy also depends on our ability to expand our organization by hiring high-quality personnel. Identifying, recruiting, training, integrating, managing, and motivating talented individuals will require significant time, expense, and attention. Competition for talent is intense, particularly in the San Francisco Bay Area, where our headquarters is located. If we are not able to effectively recruit and retain our talent, our business and our ability to achieve our strategic objectives would be harmed.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business that has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure. The expansion of our systems and infrastructure will require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train, and retain highly skilled personnel.

Our products are accessed by a large number of users, often at the same time. If the use of our marketplace continues to expand, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. The failure of our systems and operations to meet our capacity requirements could result in interruptions or delays in service or impede our ability to scale our operations.

Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results, and financial condition would be harmed.

Future acquisitions and investments could disrupt our business, cause dilution to our stockholders, and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our products and markets, and grow our business in response to changing technologies, user, and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development, including, for example, our acquisition of Movity, Inc., a geographic data company. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	transition of the acquired company’s users to our website and mobile applications;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	failure to successfully continue the development of acquired technology;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders, or other third parties;

•	substantial impairments to goodwill or intangible assets in the event that an acquisition proves to be less valuable than the price we paid for it; and

•	the possibility that any acquisition may be viewed negatively by our customers or investors or the financial markets.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Also, the anticipated benefits of any acquisitions may not materialize.

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and is likely to continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target chooses to be acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we may, in each of those acquisitions:

•	issue equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial debt to finance the acquisition or assume substantial debt in the acquisition;

•	incur significant acquisition-related expenses;

•	assume substantial liabilities, contingent or otherwise; or

•	expend significant cash.

These financing activities or expenditures could harm our operating results, cash flows, and financial condition or the price of our common stock. Alternatively, due to difficulties in the capital or credit markets, we may be unable to secure capital on reasonable terms, or at all, necessary to complete an acquisition.

A significant disruption in service on our website or of our mobile applications could damage our reputation and result in a loss of users of our products and of advertisers, which could harm our business, operating results, and financial condition.

Our brand, reputation, and ability to attract users and advertisers depend on the reliable performance of our network infrastructure and content delivery. We may experience significant interruptions with our systems in the future. Interruptions in these systems, whether due to system failures, computer viruses, or physical or electronic break-ins, could affect the security or availability of our products on our website and mobile applications, and prevent or inhibit the ability of users to access our products. Problems with the reliability or security of our systems could harm our reputation, result in a loss of users of our products and of advertisers, and result in additional costs.

Substantially all of the communications, network, and computer hardware used to operate our website and mobile applications is located at a single colocation facility in Santa Clara, California. While we have made investments to back up our system in the event of a disruption involving this facility, our systems are not fully redundant. In addition, we do not own or control the operation of this facility. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could result in damage to our systems and hardware or could cause them to fail.

Problems faced by our third-party web hosting providers could adversely affect the experience of our users. Our third-party web hosting providers could close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party web hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party web hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with our network operations could cause interruptions in access to our products as well as delays and additional expense in arranging new facilities and services and could harm our reputation, business, operating results, and financial condition.

Our failure to protect confidential information of our users against security breaches could damage our reputation and brand and harm our business and operating results.

We maintain sensitive information provided by users and advertisers. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, including personally identifiable information and credit card numbers. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If we are unable to maintain the security of confidential information that is provided to us by our users, our reputation and brand could be harmed and we may be exposed to a risk of loss or litigation and possible liability, any of which could harm our business and operating results.

Failure to adequately protect our intellectual property could harm our business and operating results.

Our business depends on our intellectual property, the protection of which is crucial to the success of our business. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect our intellectual property. In addition, we attempt to protect our intellectual property, technology, and confidential information by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software, and functionality or obtain and use information that we consider proprietary.

We have registered “Trulia” as a trademark in the United States, the European Union and Canada. Competitors may adopt service names similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term “Trulia.”

We currently hold the “Trulia.com” Internet domain name and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all domain names that use the name Trulia.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources, which could harm our business and operating results.

Intellectual property infringement assertions by third parties could result in significant costs and harm our business and operating results.

Other parties have asserted, and may in the future assert, that we have infringed their intellectual property rights. Such litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue, and therefore our own issued and pending patents may provide little or no deterrence. We could also be required to pay damages in an unspecified amount. For example, in September 2011, we entered into a settlement agreement with CIVIX-DDI LLC, or CIVIX, relating to a claim by CIVIX that we infringed two CIVIX patents relating to searching and locating real estate. Under the settlement agreement, we agreed to pay CIVIX to settle the litigation.

In addition, on September 12, 2012, Zillow, Inc., or Zillow, filed a lawsuit against us in the United States District Court for the Western District of Washington, alleging that we infringe on one U.S. patent held by it. The lawsuit alleges that one component of our Trulia Estimates feature infringes upon Zillow’s patent insofar as Trulia Estimates allows homeowners to claim their homes and provide additional information about the properties, which enables us to update the valuation estimates for such properties. We started offering our Trulia Estimates feature in 2011. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees. We filed a motion to dismiss Zillow’s complaint on December 19, 2012. The court deferred ruling on our motion to dismiss because the Federal Circuit Court of Appeals is expected to soon provide guidance on the question raised in our motion.

On January 10, 2013, Mortgage Grader, Inc., or Mortgage Grader, filed a lawsuit against us in the United States District Court for the Central District of California, alleging that we infringe on two U.S. patents held by it. The lawsuit alleges that our mortgage center infringes its patents insofar as we provide a method of assisting borrowers in obtaining mortgage loans. Mortgage Grader is seeking an injunction against the alleged infringement, compensatory damages, and attorneys’ fees.

The foregoing litigation matters could cause us to incur significant expenses and costs. In addition, the outcome of any litigation is inherently unpredictable, and as a result of these litigation matters, we may be required to pay damages, an injunction may be entered against us that requires us to change certain features in our marketplace, or a license or other right to continue to deliver an unmodified version of such features may not be made available to us at all or may require us to pay ongoing royalties and comply with unfavorable terms. Any of these outcomes could harm our business. Even if we were to prevail, these litigation matters could be costly and time-consuming, could divert the attention of our management and key personnel from our business operations, and may discourage consumers, real estate professionals, and advertisers from using our marketplace.

From time to time, we also have other claims brought against us by third parties alleging infringement of their intellectual property. We cannot predict whether other assertions of third-party intellectual property rights or claims arising from such assertions will substantially harm our business and operating results. The defense of these claims and any future infringement claims, whether they are with or without merit or are determined in our favor, may result in costly litigation and diversion of technical and management personnel. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s patent or copyright rights; cease making, licensing or using products that are alleged to incorporate the intellectual property of others; expend additional development resources to redesign our products; and enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. In any event, we may need to license intellectual property which would require us to pay royalties or make one-time payments. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could harm our business, operating results, financial condition, and reputation.

Valuation and other proprietary data may be subject to disputes.

We provide data that is relevant to the decision to purchase a home and some of this data is subject to revision, interpretation, or dispute. For example, our Trulia Estimates tool provides users with home valuations and is based on algorithms we have developed to analyze third-party data. We revise our algorithms regularly, which may cause valuations to differ from those previously provided. Consumers and real estate professionals sometimes disagree with our estimates. Any such variation in or disagreements about the estimates that we present could result in negative user feedback, harm our reputation, or lead to legal disputes.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit and debit cards. For certain payment methods, including credit and debit cards, we pay bank interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit and debit cards, and our business would be disrupted if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and our business and operating results could be adversely affected.

Our business is subject to a variety of state and federal laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of federal and state laws, including laws regarding data retention, privacy, and consumer protection, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. In addition, regulatory authorities are considering a number of legislative and regulatory proposals concerning data protection and other matters that may be applicable to our business. Changes to existing laws or regulations or the adoption of new laws or regulations could negatively affect our business. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy, and timeliness of our financial reporting may be adversely affected.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. If we are not able to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the New York Stock Exchange, the SEC, or other regulatory authorities, which would require additional financial and management resources. In connection with the audit of our financial statements for 2009, 2010, and 2011, we identified a material weakness in the design and operating effectiveness of our internal control over financial reporting that was the result of a lack of a sufficient number of qualified personnel within our accounting department that possessed an appropriate level of expertise to perform certain accounting functions. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Although we have remediated this material weakness, we cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified. In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, and as such we may elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until we cease to be an “emerging growth company.” See “—We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors,” for additional risks relating to our “emerging growth company” status.

If we are unable to maintain effective internal control over financial reporting to meet the demands placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or exchange regulations.

Complying with the laws and regulations affecting public companies has increased and may continue to increase our costs and the demands on management and could harm our operating results.

As a public company, we have incurred and expect to continue to incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the New York Stock Exchange impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel have devoted and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending December 31, 2013, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. As an “emerging growth company” we may elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company” and, when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until December 31, 2017; however, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have pledged substantially all of our assets to secure indebtedness.

On September 15, 2011, we entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, providing for a secured term loan facility, or the credit facility, in an aggregate principal amount of up to $20.0 million to be used for general business purposes. Indebtedness we incur under this agreement is secured by substantially all of our assets. This agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions. In May 2012, we failed to comply with the covenant that required delivery of audited financial statements for the year ended December 31, 2011 within the time period set forth in the credit facility. Hercules granted a waiver arising from our failure to comply with this reporting covenant. If we default on our obligations under this agreement, Hercules may foreclose on our assets to repay our outstanding obligations to Hercules, which would materially and adversely impact our business. As of December 31, 2012, we had drawn $10.0 million in term loans under the credit facility, and the drawdown period for the remaining $10.0 million expired. If we default on payments due pursuant to the credit facility and are forced to sell assets to satisfy these obligations, our business would be materially and adversely affected.

Our operating results may be harmed if we are required to collect sales taxes for our products.

There is general uncertainty in the industry about the obligation of Internet-based businesses to collect and remit sales taxes in jurisdictions where their commerce is solely virtual. In the current climate, it is possible that one or more states or countries could seek to impose sales or other tax collection obligations on us or our subscribers with regards to our products, which taxes may be applicable to past sales. A successful assertion that we should be collecting additional sales or other taxes on our products could result in substantial tax liabilities for past sales, discourage subscribers from purchasing our products, or otherwise harm our business and operating results.

If we fail to expand effectively into adjacent markets, our growth prospects could be harmed.

We intend to expand our operations into adjacent markets, such as rentals, mortgages, and home improvement, and into international geographies. We may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive environments with which we are unfamiliar and involves various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, or at all. In attempting to establish a presence in new markets, we expect to incur significant expenses and face various other challenges, such as expanding our sales force and management personnel to cover these markets. For example, in September 2012, we introduced a mortgage product through which we provide real-time mortgage quotes to our users. We currently obtain mortgage quotes from a single third-party partner. While the third-party partner is obligated under our agreement to continue to provide real-time mortgage quotes and to support us until August 2013, it has notified us that it will be terminating this agreement in August 2013. If we are unable to add additional real-time mortgage quote providers, find replacement real-time mortgage quote providers on similar or better terms or we are unable to integrate with other providers, our expansion into the mortgage market will be hindered and our business and operating results may suffer.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our existing stockholders will suffer dilution as a result of this offering and, if we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant ownership dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

Risks Related to Ownership of Our Common Stock and this Offering

Our actual operating results may differ significantly from our guidance.

From time to time, we have released, and may continue to release guidance in our quarterly earnings conference call, quarterly earnings releases, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section in this prospectus could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Concentration of ownership among our existing executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors, and holders of 5% or more of our outstanding common stock will beneficially own, in the aggregate, approximately        % of our outstanding shares of common stock. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. These stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders, which in turn could reduce the price of our common stock.

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock has fluctuated and may continue to fluctuate substantially. Since shares of our common stock were sold in our initial public offering, or the IPO, in September 2012 at a price of $17.00 per share, the reported high and low sales prices of our common stock have ranged from $14.69 to $38.22 through February 28, 2013. The trading price of our common stock depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new products;

•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•	any significant change in our management;

•	conditions in the real estate industry or changes in mortgage interest rates; and

•	general economic conditions and slow or negative growth of our markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A substantial majority of our total outstanding shares after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on 27,552,818 shares outstanding as of December 31, 2012, we will have              shares of common stock outstanding after this offering. Of these outstanding shares, all of the 6,900,000 shares of common stock sold in our IPO and all of the              shares of common stock sold in this offering are or will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. Certain holders of shares of outstanding common stock or securities convertible into or exchangeable for common stock have agreed with the underwriters of our IPO, subject to certain exceptions, not to dispose of or hedge any of their common stock before March 19, 2013, except with the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. However, on February 22, 2013, as a result of the early release feature of these lock-up agreements with the underwriters, except for the lock-up agreements with our executive officers, 25% of each holder’s shares of our common stock that were subject to the agreement with the underwriters became available for sale in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from United States registration, including in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. This early release was triggered because the closing price of our common stock on the New York Stock Exchange was equal to or greater than $23.80 for 20 out of 30 trading days ending on or after December 18, 2012. This early release was not included in the lock-up agreements between each of our executive officers and the underwriters. Beginning on March 19, 2013, the balance of these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

Additionally, our officers, directors, and certain holders of shares of outstanding common stock or securities convertible into or exchangeable for common stock have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock during the period ending 45 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC. Shares of common stock or securities convertible into or exchangeable for common stock that were released from the lock-up agreement with the underwriters of our IPO on February 22, 2013 are not subject to the lock-up agreement with the underwriters in connection with this offering. After the expiration of this restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from United States registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

As a result of these agreements and the provisions of our investor rights agreement described under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	shares sold in this offering and in our IPO will be immediately available for sale in the public market;

•

             shares which are not subject to the lock-up agreement in connection with this offering became eligible for sale on February 22, 2013 in the public market as a result of the triggering of the early release feature of the lock-up agreements entered into in connection with our IPO;

•

             shares which are not subject to the lock-up agreement in connection with this offering (including 4,610,005 shares that were early released pursuant to the terms of the IPO lock-up agreement on February 22, 2013) will be eligible for sale on March 19, 2013 in the public market upon the expiration of lock-up agreements entered into in connection with our IPO; and

•	shares will be eligible for sale in the public market on , 2013 upon the expiration of lock-up agreements entered into in connection with this offering.

As of February 26, 2013, an aggregate of 15,694,006 shares are entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States. In addition, we filed a registration statement to register the 6,112,904 shares that have been issued or are reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws, and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	providing for a classified board of directors whose members serve staggered three-year terms;

•

authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

We currently intend to use the net proceeds from the sale of shares of common stock by us in this offering for working capital and other general corporate purposes, and expect to use some or all of such net proceeds to acquire complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The public offering price of our common stock of $             per share is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             in the net tangible book value per share from the price you paid. In addition, following this offering, purchasers who bought shares from us in this offering will have contributed     % of the total consideration paid to us by our stockholders to purchase shares of common stock, in exchange for acquiring approximately     % of our total outstanding shares as of December 31, 2012 after giving effect to this offering. The exercise of outstanding stock options and warrants and the vesting of outstanding restricted stock units will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock has been and may continue to be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who covers us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our capital stock. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our future financial performance, including our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate positive cash flow, and ability to achieve and maintain profitability;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our use of the net proceeds from the sale of shares of common stock by us in this offering;

•	our ability to increase the number of consumers using our website and mobile applications;

•	our ability to attract and retain real estate professionals that subscribe to our products, and to optimize the pricing for such products;

•	our ability to attract and retain advertisers that purchase display advertising on our website;

•	the continued availability of home listing and other information relevant to the real estate industry;

•	the growth in the usage of our mobile applications and our ability to successfully monetize this usage;

•	our ability to innovate and provide a superior user experience;

•	our ability to capitalize on strategic and adjacent opportunities;

•	the effects of the market for real estate and general economic conditions on our business; and

•	the attraction and retention of qualified employees and key personnel.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

This prospectus also contains statistical data, estimates, and forecasts that are based on independent industry publications, such as those published by Borrell Associates, the National Association of Realtors, and the Real Estate Book, or other publicly available information, as well as other information based on our internal sources. Although we believe that the third-party sources referred to in this prospectus are reliable, neither we nor the underwriters have independently verified the information provided by these third parties. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

USE OF PROCEEDS

The proceeds to us from the sale of shares of our common stock that we are selling in this offering will be approximately $             million, based upon an assumed public offering price of $             per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                     , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us and certain selling stockholders is exercised in full, our net proceeds would be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We currently intend to use the net proceeds that we will receive from this offering for working capital and other general corporate purposes, and expect to use some or all of such net proceeds to acquire or invest in complementary businesses, products, services, technologies, or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “TRLA” since September 20, 2012. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	High	Low
Year Ended December 31, 2012:
Third Quarter (from September 20, 2012)	$26.57	$20.44
Fourth Quarter	$23.88	$14.69
Year Ended December 31, 2013:
First Quarter (through February 28, 2013)	$38.22	$16.50

On February 28, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $23.84 per share. As of December 31, 2012, we had 185 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our capital stock.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2012 was $84 million, or $6.73 per share. After giving effect to the sale of              shares of common stock by us at the public offering price of $             per share, which is the last reported sales price of our common stock on the New York Stock Exchange on                 , 2013, less the estimated offering expenses payable by us and underwriters’ discounts, our pro forma net tangible book value at December 31, 2012 would have been approximately $             , or $             per share. This would represent an immediate increase in the net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to investors in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share			$

Historical net tangible book value per share as of December 31, 2012		$6.73
Increase in historical net tangible book value per share attributable to investors in this offering	$

Pro forma net tangible book value per share after giving effect to this offering			$
Dilution per share to investors in this offering			$

Each $1.00 increase or decrease in the assumed public offering price of $             per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                 , 2013, would increase or decrease, as applicable, our pro forma net tangible book value per share to new investors by $             , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised or any outstanding restricted stock units have vested, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares from us and certain selling stockholders in full, the pro forma net tangible book value per share of our common stock immediately after this offering would be $             per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $             per share.

The following table presents, on a pro forma basis as of December 31, 2012, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock, cash received from the exercise of stock options, and the average price per share paid or to be paid to us at the public offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100%		$	100%		$

Each $1.00 increase or decrease in the assumed public offering price of $             per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                 , 2013, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised or any outstanding restricted stock units have vested, new investors will experience further dilution.

The number of shares of common stock that will be outstanding after this offering is based on 27,552,818 shares outstanding as of December 31, 2012, and excludes:

•

3,570,566 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of December 31, 2012, with a weighted average exercise price of $6.45 per share;

•	37,760 shares of common stock issuable upon the vesting of restricted stock units;

•

Up to 56,054 shares of common stock issuable upon the exercise of a warrant to purchase common stock that was outstanding as of December 31, 2012, with an exercise price of $8.47 per share, which warrant was net exercised in February 2013 for an aggregate of 39,205 shares of common stock; and

•

2,370,000 shares of common stock reserved as of December 31, 2012 for future issuance under our 2012 Equity Incentive Plan, which contains provisions that automatically increase its share reserve each year and provides for an increase of up to 1,000,000 shares from the expiration or termination of awards under our 2005 Stock Incentive Plan.

CAPITALIZATION

The following table sets forth cash and cash equivalents and short-term investments, as well as our capitalization, as of December 31, 2012 as follows:

•	on an actual basis; and

•

on a pro forma basis, giving effect to the sale and issuance by us of            shares of common stock in this offering, at an assumed public offering price of $            per share, which is the last reported sale price of our common stock on the New York Stock Exchange on                    , 2013, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our financial statements and related notes, and the sections titled “Selected Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of December 31, 2012
	Actual	Pro Forma
	(In thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$100,017	$

Total debt	9,759
Stockholders’ equity (deficit):
Preferred stock, par value $0.00001 per share, 20,000,000 shares authorized, no shares issued or outstanding, actual and pro forma	—
Common stock, par value $0.00001 per share, 1,000,000,000 shares authorized, 27,552,818 shares issued, 27,552,818 shares outstanding, actual; par value $0.00001 per share, 1,000,000,000 shares authorized, shares issued, shares outstanding, pro forma	—
Additional paid-in capital	133,659
Accumulated deficit	(47,125)

Total stockholders’ equity (deficit)	86,534

Total capitalization	$12,798	$

If the underwriters’ option to purchase additional shares from us were exercised in full, pro forma cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and shares outstanding as of December 31, 2012 would be $             million, $             million, $             million and            , respectively.

The pro forma column in the table above excludes the following:

•

3,570,566 shares of common stock issuable upon the exercise of options to purchase common stock that were outstanding as of December 31, 2012, with a weighted average exercise price of $6.45 per share;

•	37,760 shares of common stock issuable upon the vesting of restricted stock units;

•

Up to 56,054 shares of common stock issuable upon the exercise of a warrant to purchase common stock that was outstanding as of December 31, 2012, with an exercise price of $8.47 per share, which warrant was net exercised in February 2013 for an aggregate of 39,205 shares of common stock; and

•

2,370,000 shares of common stock reserved as of December 31, 2012 for future issuance under our 2012 Equity Incentive Plan, which contains provisions that automatically increase its share reserve each year and provides for an increase of up to 1,000,000 shares from the expiration or termination of awards under our 2005 Stock Incentive Plan.

SELECTED FINANCIAL AND OTHER DATA

The following selected statement of operations data for the years ended December 31, 2010, 2011, and 2012 and the balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended December 31, 2008 and 2009 and the balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our financial statements which are not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$8,066	$10,338	$19,785	$38,518	$68,085
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization) (2)	2,680	2,855	3,657	5,795	9,999
Technology and development	5,202	7,056	8,803	14,650	20,199
Sales and marketing	5,194	5,532	8,638	17,717	33,747
General and administrative	3,143	1,912	2,501	6,123	13,659

Total cost and operating expenses	16,219	17,355	23,599	44,285	77,604
Loss from operations	(8,153)	(7,017)	(3,814)	(5,767)	(9,519)
Interest income	298	55	15	17	50
Interest expense	(11)	(21)	(39)	(389)	(1,016)
Change in fair value of warrant liability	—	—	—	(16)	(369)

Loss before provision for income taxes	(7,866)	(6,983)	(3,838)	(6,155)	(10,854)
Provision for income taxes	—	—	—	—	(67)

Net loss attributable to common stockholders	$(7,866)	$(6,983)	$(3,838)	$(6,155)	$(10,921)

Net loss per share attributable to common stockholders, basic and diluted (3)	$(1.40)	$(1.21)	$(0.64)	$(0.92)	$(0.87)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted (3)	5,606,337	5,752,478	6,016,550	6,657,045	12,538,769

Other Financial Information:
Adjusted EBITDA (4)	$(6,890)	$(5,857)	$(2,497)	$(1,787)	$(3,364)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Cost of revenue	$22	$10	$8	$11	$32
Technology and development	166	177	176	482	930
Sales and marketing	119	105	97	183	398
General and administrative	446	13	73	808	1,210

Total stock-based compensation	$753	$305	$354	$1,484	$2,570

(2) Amortization of product development costs were included in technology and development as follows:	$321	$179	$366	$708	$1,108

(3)

See Note 11 to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

(4)

See “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP.

	As of December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$14,012	$7,587	$4,395	$11,341	$100,017
Working capital (deficit)	14,137	6,881	(132)	4,165	82,632
Property and equipment, net	1,131	847	3,465	5,548	7,069
Total assets	16,843	11,162	15,710	24,195	118,964
Deferred revenue	212	546	1,810	4,827	13,296
Total indebtedness	640	517	1,955	9,592	9,759
Preferred stock warrant liability	—	—	—	297	—
Total stockholders’ equity (deficit)	14,912	8,262	7,142	3,039	86,534

Non-GAAP Financial Measures

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. We define Adjusted EBITDA as net loss adjusted to exclude interest income, interest expense, taxes, depreciation and amortization, change in the fair value of our warrant liability and stock-based compensation. Below, we have provided a reconciliation of Adjusted EBITDA to our net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we calculate the measure.

We include Adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses our operating performance. We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of depreciation and amortization expense on our fixed assets, changes related to the fair value remeasurements of our preferred stock warrant, and the impact of stock-based compensation expense. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incentivize and compensate our management personnel, and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance and debt-service capabilities.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures for capital equipment or other contractual commitments;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. When evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to our net loss, the most comparable GAAP measure, for each of the periods indicated:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Net loss attributable to common stockholders	$(7,866)	$(6,983)	$(3,838)	$(6,155)	$(10,921)
Non-GAAP adjustments:
Interest income	(298)	(55)	(15)	(17)	(50)
Interest expense	11	21	39	389	1,016
Depreciation and amortization	510	855	963	2,496	3,585
Change in fair value of warrant liability	—	—	—	16	369
Stock-based compensation	753	305	354	1,484	2,570
Provision for income taxes	—	—	—	—	(67)

Adjusted EBITDA	$(6,890)	$(5,857)	$(2,497)	$(1,787)	$(3,364)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial and Other Data” and financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Our marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Key elements of our marketplace are extensive consumer reach, an engaged base of real estate professionals and a comprehensive database of real estate information and local insights. In the year ended December 31, 2012, we had 23.1 million monthly unique visitors, and as of December 31, 2012, we had more than 390,000 active real estate professionals, 24,443 of which were paying subscribers in our marketplace. Our large, continually refreshed, and searchable database contains more than 112 million properties, including 4.1 million homes for sale and rent. We supplement listings data with local information on schools, crime and neighborhood amenities to provide unique insights into each community. In addition, we harness rich, insightful user-generated content from our active community of contributors, including consumers, local enthusiasts, and real estate professionals. With more than 7 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals. We deliver this information on mobile devices through our iPhone, iPad, Android Phone, Android Tablet, Kindle, and Windows 8 applications and also provide tailored mobile experiences, such as GPS-based search.

We offer our products free to consumers. We deliver the “inside scoop” on homes, neighborhoods, and real estate professionals in an intuitive and engaging way, helping consumers make more informed housing decisions. For real estate professionals, we offer a suite of free and subscription products to promote themselves and their listings online, and to connect with consumers searching for homes. Our free products attract users to our marketplace and the quality of our products drives the growth of our audience and promotes deep engagement by our users. We believe this leads real estate professionals to convert to paying subscribers and brand advertisers to purchase our advertising products.

We generate revenue primarily from sales of subscription marketing products that we offer to real estate professionals. Our Trulia Pro product allows real estate professionals to receive prominent placement of their listings in our search results. With our Trulia Local Ads and Trulia Mobile Ads products, real estate professionals can purchase local advertising on our website and mobile applications, respectively, by locale and by share of a given market. We also generate revenue from display advertising we sell to leading real estate advertisers and consumer brands seeking to reach our attractive audience. Pricing for our display advertisements is based on advertisement size and position on our web page, and fees are based on a per-impression or on a per-click basis.

To date, we have focused our efforts and investments on developing and delivering superior products and user experiences, attracting consumers and real estate professionals to our marketplace, and growing our revenue. We have invested heavily to build our robust data and analytics platform, and continue to spend significantly on technology and engineering.

In 2005, we launched the initial version of our website. Since then, we have become one of the leading online real estate marketplaces in the United States by achieving key product development and business milestones that have driven our revenue and user growth, including:

•

In May 2007, we launched Trulia Voices, a forum for our users to get the “inside scoop” on what it is like to live in a neighborhood from our community of contributors, including consumers, local enthusiasts, and real estate professionals;

•	In June 2008, we launched Trulia Pro, a premium advertising product by which real estate professionals promote their listings and market themselves to consumers;

•

In August 2008, we launched our first mobile product for consumers with a home search application on the iPhone and our mobile-optimized website m.trulia.com for consumers that is available on any mobile device browser;

•	In January 2010, we launched Trulia Local Ads, allowing real estate professionals to purchase promotional display space on Trulia’s search results and property details pages;

•	In December 2010, we acquired Movity, Inc., a geographic data company, for its engineering team and its data visualization expertise;

•	In January 2011, we expanded our presence by opening a dedicated sales and customer service center in Denver, Colorado, increasing our headcount by 149 people;

•	In March 2011, we expanded our mobile products for consumers with home search applications on the iPad and Android Phone;

•

In December 2011, we launched Trulia for Agents on the iPhone, a mobile application dedicated to helping real estate professionals. Key features of the application include “check-ins” and lead notifications;

•	In May 2012, we launched Trulia Mobile Ads, an innovative marketing product that allows real estate professionals to target consumers who are researching homes on mobile devices; and

•	In September 2012, we launched Trulia Mortgage Center to provide personalized mortgage quotes that we update in real time.

We have experienced rapid growth in the past three years. In the years ended December 31, 2010, 2011, and 2012, we generated revenue of $19.8 million, $38.5 million, and $68.1 million, respectively. During the same period, we had net losses of $3.8 million, $6.2 million, and $10.9 million, respectively.

Opportunities and Challenges

We believe that the growth of our business and our future success are dependent upon many factors including our ability to increase our audience size and user engagement, grow the number of subscribers in our marketplace, increase the value of our advertising products, and successfully invest in our growth. While each of these areas presents significant opportunities for us, they also pose important challenges that we must successfully address in order to sustain the growth of our business and improve our operating results.

Increase in Audience Size and User Engagement. We believe that increases in audience size and user engagement would make our marketplace more attractive to real estate professionals and advertisers which could lead to additional subscriptions, higher rates for our subscription products, more display advertising, and higher rates for display advertising. In order to increase our audience size and user engagement, we plan to continuously enhance and refresh our database of homes, to partner with third parties to add new and relevant local content, and to develop new features, tools, and products, each of which may increase our expenses. If we are not able to increase audience size and user engagement in our marketplace, we may not be able to increase the revenue from our subscription and display advertising products, and our operating results may be harmed.

Growth in the Number of Subscribers in our Marketplace. We believe that we will need to further penetrate the large base of more than 2.8 million real estate professionals in the United States in order to increase our revenues and improve our operating results. As of December 31, 2012, we had more than 390,000 active real estate professionals in our marketplace, 24,443 of whom were paying subscribers. If we are able to increase the number of paying subscribers in our marketplace, we expect that this would increase our revenue and improve our operating results, and any failure to increase the number of paying subscribers in our marketplace would adversely affect our revenue and operating results. To attract additional real estate professionals to our marketplace and to encourage real estate professionals to become paying subscribers, we plan to communicate the value of our free and subscription products, to continue to offer our subscribers high-quality leads from consumers using our marketplace, to enhance and increase the ways that real estate professionals can market themselves and communicate with prospective clients in our marketplace, and to create additional value-added products to help professionals more effectively manage their leads, documents, and other key elements of their business. We expect that our expenses will increase as we take these actions to increase the number of real estate professionals and subscribers in our marketplace. In addition, our sales and marketing expenses were our largest operating expenses in the years ended December 31, 2011 and 2012. Sales and marketing expenses reflect many of the costs that we incur in acquiring new subscribers and retaining existing subscribers, and we expect that sales and marketing expenses will continue to increase in absolute dollars as we seek to grow the number of subscribers in our marketplace.

Increase Value of Advertising Products. We intend to continue to increase the attractiveness of our display advertising products in order to increase advertiser demand and thereby increase the amount advertisers spend with us. We aim to increase the attractiveness of our advertising products through increasing the size of our audience and engagement of our users, improving our ability to select relevant content of interest to individual users, and improving the measurement tools available to advertisers to optimize their campaigns.

Investments for Growth. We expect to continue to invest in our marketplace, our infrastructure, and our personnel in order to drive future growth, as well as to pursue adjacent opportunities. We plan to continuously enhance and refresh our database of homes and make ongoing product enhancements intended to improve the user experience. We also expect to continue to make investments in our technical infrastructure to ensure that our growing user base can access our marketplace rapidly and reliably. In addition, we anticipate continuing to increase our headcount to ensure that our research and development function drives improvements in our marketplace and our sales and marketing function maximizes opportunities for growing our business and revenue. We also intend to pursue acquisitions of complementary business, products, services, or technologies to grow our business and enhance and increase our product offerings. As part of our strategy, we also expect to invest in pursuing opportunities in large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand our business internationally. We expect that these investments will increase our operating expenses, and that any increase in revenue resulting from these investments will likely trail the increase in expenses.

Key Business Metrics

To analyze our business performance, determine financial forecasts, and help develop long-term strategic plans, we review the following key business metrics:

•

Monthly Unique Visitors. We count a unique visitor the first time a computer or mobile device with a unique IP address accesses our website or our mobile applications during a calendar month. If an individual accesses our website or mobile applications using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor. Our number of monthly unique visitors includes mobile monthly unique visitors. We calculate our monthly unique visitors based on the monthly average over the applicable period. We view monthly unique visitors as a key indicator of the growth in our business and audience reach, the quality of our products, and the strength of our brand awareness. In the year ended December 31, 2012, the number of monthly unique visitors increased to 23.1 million from 14.8 million in the year ended December 31, 2011, a 56% increase. We attribute the growth in our monthly unique visitors principally to our increasing brand awareness, the popularity of our mobile products and the overall industry trend of more consumers using the web and mobile applications to research housing decisions.

•

Mobile Monthly Unique Visitors. We count a unique mobile visitor the first time a mobile device with a unique IP address accesses our website or our mobile applications during a calendar month. We calculate our mobile monthly unique visitors based on the monthly average over the applicable period. These mobile monthly unique visitors are included in the monthly unique visitors metric. We view mobile monthly unique visitors as a key indicator of the growth in our business and audience reach, and believe that having more unique visitors using our mobile applications will drive faster growth in our revenue. We plan to expand our mobile products to support our rapidly growing mobile user base. In the year ended December 31, 2012, the number of mobile monthly unique visitors increased to 5.1 million from 2.1 million in the year ended December 31, 2011, a 144% increase. We attribute this growth to the overall adoption of smartphones and the growth of mobile applications and mobile web use by consumers. We also attribute the growth in our mobile monthly unique visitors to our increased efforts in developing a mobile website and mobile applications. Due to the significant growth rate of usage of our mobile products and solutions, our mobile monthly unique visitors has grown as a percentage of our monthly unique visitors over recent periods and we expect this trend to continue.

•

New Contributions to User-Generated Content. We define user-generated content as any content contributed by a user through our website or mobile applications, such as Q&A discussions, blogs, blog comments, user votes, recommendations, and neighborhood ratings and reviews. We view the changes in the volume of new contributions to user-generated content as a key indicator of our user engagement and the strength of our community. In the year ended December 31, 2012, new contributions to user-generated content increased by 3.1 million contributions, and we now have over 7 million cumulative contributions on our marketplace. We expect new contributions to user-generated content to continue to grow as our monthly unique visitors and total subscribers grow and as we introduce new features to our marketplace. While the absolute number of new contributions to user-generated content may continue to grow period-over-period, the rate of growth has slowed and we expect that the rate of growth may continue to slow as the aggregate size of our user-generated content increases. We believe the slowing growth rate of new contributions to user-generated content is a function of the large historical number of new contributions to user-generated content on our marketplace, which makes achievement of increasing rates of growth more challenging. We continue to focus on promoting new contributions to user-generated content to increase the engagement of our users with our marketplace.

•

Total Subscribers. We define a subscriber as a real estate professional with a paid subscription at the end of a period. Total subscribers has been, and we expect will continue to be, a key driver of revenue growth. It is also an indicator of our market penetration, the value of our products, and the attractiveness of our consumer audience to real estate professionals. As of December 31, 2012, we had 24,443 total subscribers, a 45% increase from 16,849 total subscribers as of December 31, 2011. We attribute this growth to our increasing sales and marketing efforts, principally from the launch and growth of our inside sales team, as well as growth in monthly unique visitors. Although our total subscribers are growing period-over-period and we expect total subscribers to continue to grow, the rate of growth may slow as we increase efforts to sell more products to existing subscribers. In addition, subscribers often purchase subscriptions for limited periods as a result of seasonality, as part of their advertising campaigns, and other factors.

•

Average Monthly Revenue per Subscriber. We calculate our average monthly revenue per subscriber by dividing the revenue generated from subscriptions in a period by the average number of subscribers in the period, divided again by the number of months in the period. Our average number of subscribers is calculated by taking the average of the beginning and ending number of subscribers for the period. Our average monthly revenue per subscriber is a key indicator of our ability to monetize our marketplace, and we monitor changes in this metric to measure the effectiveness of our marketplace monetization strategy. In the year ended December 31, 2012, our average monthly revenue per subscriber increased to $156 from $110 in the year ended December 31, 2011, a 42% increase. We have been able to increase our average monthly revenue per subscriber by launching new products to sell to existing customers, raising prices in certain geographic markets, and selling to existing subscribers the additional advertising inventory created by traffic growth to our marketplace. In addition, in geographic markets that show strong demand for our subscription products — those where inventory is sold out and wait lists to purchase our products exist—average monthly revenue per subscriber is higher than in markets with less demand for our products. While the average monthly revenue per subscriber has increased and may continue to increase in absolute dollars period-over-period, the rate of increase has slowed and we expect that the rate of increase may continue to slow as the average monthly revenue per subscriber increases. We believe that the slowing growth rate of our average monthly revenue per subscriber is the result of our larger subscriber base and the resulting challenge associated with achieving higher growth rates. Despite this slowing growth rate, we believe we have significant opportunities to continue to increase average monthly revenue per subscriber by further penetrating markets and by offering new products to existing subscribers.

Our key business metrics are as follows:

	Year Ended December 31,
	2010	2011	2012
Monthly unique visitors (in thousands)	7,935	14,776	23,145
Mobile monthly unique visitors (in thousands)	484	2,088	5,090
New contributions to user-generated content (in thousands)	1,386	1,991	3,050
Total subscribers (at period end)	10,070	16,849	24,443
Average monthly revenue per subscriber ($)	80	110	156

Components of Statements of Operations

Revenue

Our revenue is comprised of marketplace revenue and media revenue.

Marketplace Revenue. Marketplace revenue primarily consists of our fixed-fee subscription products. We currently provide two sets of products to real estate professionals on a subscription basis. The first set of products, which include Trulia Local Ads and Trulia Mobile Ads, enables real estate professionals to promote themselves on our search results pages and property details pages for a local market area. Real estate professionals purchase subscriptions to this product based upon their specified market share for a city or zip code, at a fixed monthly price, for periods ranging from one month to one year, with pricing depending on the location and the percentage of market share purchased. We price Trulia Local Ads and Trulia Mobile Ads subscriptions similarly based on geography, the share of a market, and demand. Our second set of products allows real estate professionals to receive prominent placement of their listings in our search results. Real estate professionals sign up for subscriptions to this service at a fixed monthly price for periods that generally range from one month to 12 months. We recognize our subscription revenue ratably over the term of the subscription.

Media Revenue. We derive media revenue from sales of display advertisements to real estate advertisers, such as home improvement companies and mortgage lenders. We also derive media revenue from sales of display advertisements to leading consumer brands, such as home furnishings, cable, and automotive companies. Our media products enable our customers to display advertisements to promote their brand on our website and mobile website, m.trulia.com. Pricing is based on advertisement size and position on our web page, and fees are billed monthly, based on a per impressions or a per click basis. Impressions are the number of times an advertisement is loaded on our web page, and prices are measured on a cost per thousand, or CPM, basis. Clicks are the number of times users click on an advertisement, and prices are measured on a cost per click, or CPC, basis. CPC is based on the number of times a user clicks an advertisement. This media revenue is recognized in the periods the clicks or impressions are delivered. Our media revenue is generated primarily through advertisements placed on our website, although we do generate some media revenue from display advertising on our mobile website. We price display advertisements on our mobile website on a per-impression basis. We also ran one display advertising campaign for an advertiser in November and December 2011 on our iPad mobile application, and we may offer display advertising on our other mobile applications in the future. We do not currently generate any media revenue from our mobile applications. As our mobile web pages offer less space on which to display advertising, a shift in user traffic from our website to mobile products could decrease our advertising inventory and negatively affect our media revenue. We do not believe that we have experienced a shift in user traffic from our website to our mobile applications, as our monthly unique visitors and mobile monthly unique visitors each continued to grow at a rapid pace.

During the years ended December 31, 2010, 2011, and 2012, we recognized marketplace revenue and media revenue as follows:

	Year Ended December 31,
	2010 (1)		2011		2012
	(In thousands, except percentages)
		% of Revenue		% of Revenue		% of Revenue
Marketplace revenue	$9,358	47%	$22,252	58%	$45,475	67%
Media revenue	10,427	53	16,266	42	22,610	33

Total revenue	$19,785	100%	$38,518	100%	$68,085	100%

(1)

For the year ended December 31, 2010, because we had not yet established the fair value for each element, revenue for multiple element arrangements was recognized ratably over the contract term for financial reporting purposes. However, in order to provide added transparency and help facilitate the discussion herein, we have separated marketplace and media revenue based on selling prices, which management has determined to be a reasonable separation methodology.

Both our marketplace revenue and media revenue have grown over the periods disclosed above. Our marketplace revenue has grown significantly faster than our media revenue and, as a result, now constitutes the majority of our total revenue. We expect this trend to continue and for the percentage of our media revenue, as a share of our total revenue, to continue to decline.

Cost and Operating Expenses

Cost of Revenue. Cost of revenue consists primarily of expenses related to operating our website and mobile applications, including those associated with the operation of our data center, hosting fees, customer service related headcount expenses including salaries, bonuses, benefits and stock-based compensation expense, licensed content, credit card processing fees, third-party contractor fees, and allocated overhead.

Technology and Development. Technology and development expenses consist primarily of headcount related expenses including salaries, bonuses, benefits and stock-based compensation expense, third-party contractor fees, and allocated overhead primarily associated with developing new technologies. Technology and development also includes amortization expenses related to capitalized costs from internal and external development activities for our marketplace. We expect our technology and development expenses to increase in absolute dollars as we continue to invest in the development of our products.

Sales and Marketing. Sales and marketing expenses consist primarily of headcount-related expenses including salaries, bonuses, commissions, benefits and stock-based compensation expense for sales, customer service, marketing, and public relations employees and third-party contractor fees. Sales and marketing expenses also include other sales expenses related to promotional and marketing activities, and allocated overhead. We expect sales and marketing expenses to increase in absolute dollars as we hire additional employees to expand our sales force and to support our direct marketing initiatives.

General and Administrative. General and administrative expenses consist primarily of headcount related expenses including salaries, bonuses, and benefits and stock-based compensation expense for executive, finance, accounting, legal, human resources, recruiting, and administrative support personnel. General and administrative expenses also include legal, accounting, and other third-party professional service fees, bad debt, and allocated overhead. We expect our general and administrative expenses to increase in absolute dollars as we expand our financial, accounting, and legal personnel and resources to support our public reporting requirements.

Interest Income

Interest income consists primarily of interest earned on our cash and cash equivalent and short-term investment balances.

Interest Expense

Interest expense consists primarily of interest on our outstanding long-term debt and capital lease obligations. See Note 6 of our audited financial statements included elsewhere in this prospectus for more information about our long-term debt and Note 7 for more information about our capital lease obligations.

Change in Fair Value of Warrant Liability

Change in the fair value of the warrant liability includes charges from the remeasurement of our preferred stock warrant liability on a mark-to-market basis as of each period end. These preferred stock warrants became warrants to purchase common stock upon the completion of our IPO, at which time the warrant liability was remeasured to fair value and the remaining liability was reclassified to additional paid-in capital. See Note 9 of the audited financial statements included elsewhere in this prospectus for more information about our preferred stock warrants.

Provision for Income Taxes

Our provision for income taxes has not been historically significant to our business as we have incurred losses to date. We currently have federal and state net operating loss carryforwards of $43.4 million and $43.7 million, which expire at various dates beginning in 2025 and 2015, respectively. See Note 12 of our audited financial statements included elsewhere in this prospectus for more information about our provision for income taxes.

The Internal Revenue Code provides limitations on our ability to utilize net operating loss carryforwards and certain other tax attributes, including tax credit carryforwards, after an ownership change, as defined in Section 382 of the Internal Revenue Code. California has similar rules that may limit our ability to utilize our state net operating loss carryforwards. If we were to experience an ownership change in the future, this could limit our use of our net operating loss carryforwards.

Results of Operations

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our total revenue:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Statement of Operations Data:
Revenue	$19,785	$38,518	$68,085
Cost and operating expenses: (1)
Cost of revenue (2)	3,657	5,795	9,999
Technology and development	8,803	14,650	20,199
Sales and marketing	8,638	17,717	33,747
General and administrative	2,501	6,123	13,659

Total cost and operating expenses	23,599	44,285	77,604
Loss from operations	(3,814)	(5,767)	(9,519)
Interest income	15	17	50
Interest expense	(39)	(389)	(1,016)
Change in fair value of warrant liability	—	(16)	(369)

Loss before provision for income taxes	(3,838)	(6,155)	(10,854)
Provision for income taxes	—	—	(67)

Net loss attributable to common stockholders	$(3,838)	$(6,155)	$(10,921)

(1)	Stock-based compensation was allocated as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Cost of revenue	$8	$11	$32
Technology and development	176	482	930
Sales and marketing	97	183	398
General and administrative	73	808	1,210

Total stock-based compensation	$354	$1,484	$2,570

(2) Amortization of product development costs was included in technology and development as follows	$366	$708	$1,108

	Year Ended December 31,
	2010	2011	2012
Percentage of Revenue:
Revenue	100%	100%	100%
Cost and operating expenses:
Cost of revenue	18	15	15
Technology and development	44	38	30
Sales and marketing	44	46	49
General and administrative	13	16	20

Total cost and operating expenses	119	115	114
Loss from operations	(19)	(15)	(14)
Interest income	*	*	*
Interest expense	*	(1)	(2)
Change in fair value of warrant liability	—	*	*

Loss before provision for income taxes	(19)	(16)	(16)
Provision for income taxes	—	—	—

Net loss attributable to common stockholders	(19)%	(16)%	(16)%

*	Less than 0.5% of revenue.

Comparison of the Years Ended December 31, 2010, 2011, and 2012

Revenue

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Revenue	$19,785	$38,518	$68,085	95%	77%

2011 Compared to 2012

Revenue increased to $68.1 million in the year ended December 31, 2012 from $38.5 million in the year ended December 31, 2011, an increase of $29.6 million, or 77%. Marketplace revenue and media revenue represented 67% and 33%, respectively, of total revenue in the year ended December 31, 2012, compared to 58% and 42%, respectively, of total revenue in the year ended December 31, 2011. The increase in total revenue was attributable to the significant growth of our subscriber base, an increase in our unique monthly visitors, and increased prices.

2010 Compared to 2011

Revenue increased to $38.5 million in the year ended December 31, 2011 from $19.8 million in the year ended December 31, 2010, an increase of $18.7 million, or 95%. Marketplace revenue and media revenue represented 58% and 42%, respectively, of total revenue in the year ended December 31, 2011, compared to 47% and 53%, respectively, of total revenue in the year ended December 31, 2010. The increase in marketplace revenue as a percentage of total revenue was the result of significant growth in our subscription business, driven by increases in total subscribers and average monthly revenue per subscriber, which outpaced the growth of our advertising business.

During the years ended December 31, 2010, 2011, and 2012, we recognized marketplace revenue and media revenue as follows:

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010(1)	2011	2012
	(In thousands)
Marketplace revenue	$9,358	$22,252	$45,475	138%	104%
Media revenue	10,427	16,266	22,610	56%	39%

Total revenue	$19,785	$38,518	$68,085	95%	77%

(1)

For the year ended December 31, 2010, because we had not yet established the fair value for each element, revenue for multiple element arrangements was recognized ratably over the contract term for financial reporting purposes. However, in order to provide added transparency and help facilitate the discussion herein, we have separated marketplace and media revenue based on selling prices, which management has determined to be a reasonable separation methodology.

2011 Compared to 2012

Marketplace revenue increased to $45.5 million in the year ended December 31, 2012 from $22.3 million in the year ended December 31, 2011, an increase of $23.2 million, or 104%. This increase was primarily attributable to growth in the number of subscribers, price increases, and sales of our mobile subscription product. The overall subscriber base grew by 45% to 24,443 subscribers as of the year ended December 31, 2012 from 16,849 subscribers as of the year ended December 31, 2011. In May 2012, we launched our most significant mobile subscription product for agents, Trulia Mobile Ads, that resulted in an additional $4.4 million of marketplace revenue for the year ended December 31, 2012. Much of the 42% increase in average monthly revenue per subscriber, from $110 in the year ended December 31, 2011 to $156 in the year ended December 31, 2012, was attributable to increased sales and higher pricing for our Trulia Local Ads product, as well as sales of our Truilia Mobile Ads product.

Media revenue increased to $22.6 million in the year ended December 31, 2012 from $16.3 million in the year ended December 31, 2011, an increase of $6.3 million, or 39%. This increase was primarily attributable to the strong year-over-year growth in our average monthly unique visitors from 14.8 million in the year ended December 31, 2011, to 23.1 million in the year ended December 31, 2012, an increase of 57%. We also experienced a significant increase in display advertisement sales to home builders as a result of the improving real estate market. Although there is a correlation between monthly unique visitors and our media revenue, it is not a direct correlation. The growth rate in our monthly unique visitors has outpaced the growth rate of our media revenue.

2010 Compared to 2011

Marketplace revenue increased to $22.3 million in the year ended December 31, 2011 from $9.4 million in the year ended December 31, 2010, an increase of $12.9 million, or 138%. This increase in marketplace revenue was primarily attributable to the 67% increase in the number of total subscribers from 10,070 as of December 31, 2010 to 16,849 as of December 31, 2011. This increase in total subscribers resulted in a $5.8 million increase in marketplace revenue during the year ended December 31, 2011 when compared to the year ended December 31, 2010. The increase in marketplace revenue was also partly attributable to a 38% increase in the average monthly revenue per subscriber from $80 in the year ended December 31, 2010 to $110 in the year ended December 31, 2011. This increase in average revenue per subscriber resulted in a $4.9 million increase in marketplace revenue during the year ended December 31, 2011 when compared to the year ended December 31, 2010.

Media revenue increased to $16.3 million in the year ended December 31, 2011 from $10.4 million in the year ended December 31, 2010, an increase of $5.9 million, or 56%. This increase in media revenue was primarily the result of the increase in the number of impressions sold on a CPM or CPC basis as we recognized an increase in overall advertiser demand for our display advertising inventory during the year ended December 31, 2011. These increases were primarily driven by an increase in our average monthly unique visitors from 7.9 million in the year ended December 31, 2010 to 14.8 million in the year ended December 31, 2011, an increase of 86%.

Cost of Revenue

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Cost of revenue	$3,657	$5,795	$9,999	58%	73%

2011 Compared to 2012

Cost of revenue increased to $10.0 million in the year ended December 31, 2012 from $5.8 million in the year ended December 31, 2011, an increase of $4.2 million, or 73%. This increase in cost of revenue was primarily the result of a $1.9 million increase in headcount and related benefits due primarily to the growth in sales and expansion of the business overall, and a $1.5 million increase attributable to content license fees, hosting fees, and credit card fees due to higher subscription revenue. Cost of revenue remained at 15% of revenue in the years ended December 31, 2011 and 2012.

2010 Compared to 2011

Cost of revenue increased to $5.8 million in the year ended December 31, 2011 from $3.7 million in the year ended December 31, 2010, an increase of $2.1 million, or 58%. This increase in cost of revenue was primarily the result of a $0.8 million increase in headcount and related benefits due to growth in customer service headcount following the establishment of our new facility in Denver in February 2011 and a $0.3 million increase in our credit card fees, a $0.2 million increase in content license fees, and a $0.4 million increase in hosting fees, due to growth in our subscriptions and additional traffic. Cost of revenue declined to 15% of revenue in the year ended December 31, 2011 from 18% of revenue in the year ended December 31, 2010.

Technology and Development Expenses

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Technology and development	$8,803	$14,650	$20,199	66%	38%

2011 Compared to 2012

Technology and development expenses increased to $20.2 million in the year ended December 31, 2012 from $14.7 million in the year ended December 31, 2011, an increase of $5.5 million, or 38%. This increase was comprised primarily of a $4.1 million increase in headcount and related benefits, a $0.5 million increase in stock-based compensation expenses, a $0.4 million increase attributable to higher facilities related expenses in the current year due to significant leasehold improvements completed in the year ended December 31, 2012 in our Denver facility, as well as an increase in capitalized product development costs. Technology and development expenses decreased to 30% of revenue in the year ended December 31, 2012 from 38% of revenue in the year ended December 31, 2011, reflecting the increase in our revenue.

2010 Compared to 2011

Technology and development expenses increased to $14.7 million in the year ended December 31, 2011 from $8.8 million in the year ended December 31, 2010, an increase of $5.9 million, or 66%. This increase was primarily the result of a $3.4 million increase in headcount and related benefits, a $0.3 million increase in stock-based compensation expenses, a $0.6 million increase in equipment and facilities related costs to support the headcount growth, a $0.6 million increase related to additional recruiting and travel expenses, and a $0.3 million increase related to amortization of capitalized product development costs. Technology and development expenses declined to 38% of revenue in the year ended December 31, 2011 from 44% of revenue in the year ended December 31, 2010, reflecting the increase in our revenue.

Sales and Marketing Expenses

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Sales and marketing	$8,638	$17,717	$33,747	105%	90%

2011 Compared to 2012

Sales and marketing expenses increased to $33.7 million in the year ended December 31, 2012 from $17.7 million in the year ended December 31, 2011, an increase of $16.0 million, or 90%. This increase was primarily the result of a $12.4 million increase in headcount and related benefits associated with the expansion of our sales personnel to support our revenue growth, a $0.2 million increase in stock-based compensation, and a $2.5 million increase in marketing and advertising expenses due to the increased marketing activities for Trulia Mobile Ads. These increases were partially offset by a $1.2 million decrease in external contractor fees as we decreased usage of external contractors and hired more full-time employees. Sales and marketing expenses increased to 49% of revenue in the year ended December 31, 2012 from 46% of revenue in the year ended December 31, 2011, due to substantial headcount growth in our sales and marketing function and marketing expense associated with the launch of our Trulia Mobile Ads product in May 2012.

2010 Compared to 2011

Sales and marketing expenses increased to $17.7 million in the year ended December 31, 2011 from $8.6 million in the year ended December 31, 2010, an increase of $9.1 million, or 105%. This increase was primarily the result of a $4.1 million increase in headcount and related benefits, a $2.7 million increase in consulting costs largely for temporary contractors when we opened our new Denver facility, where we subsequently hired to expand our sales team, a $1.0 million increase in facilities related costs, a $0.5 million increase in depreciation due to our growth, and a $0.4 million increase in marketing and advertising expenses. Sales and marketing expenses increased to 46% of revenue in the year ended December 31, 2011 from 44% of revenue in the year ended December 31, 2010.

General and Administrative Expenses

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
General and administrative	$2,501	$6,123	$13,659	145%	123%

2011 Compared to 2012

General and administrative expenses increased to $13.7 million in the year ended December 31, 2012 from $6.1 million in the year ended December 31, 2011, an increase of $7.5 million, or 123%. This increase was primarily the result of a $2.9 million increase in headcount and related benefits, a $0.4 million increase in stock-based compensation expenses, a $0.3 million increase in facilities related expenses due to headcount growth, and a $2.5 million increase in the outside accounting services related to our IPO in September 2012. General and administrative expenses increased to 20% of revenue in the year ended December 31, 2012 from 16% of revenue in the year ended December 31, 2011 primarily due to the significant increase in our financial, accounting, and legal headcount and increased expenses for third-party service providers to support our transition to being a public reporting company.

2010 Compared to 2011

General and administrative expenses increased to $6.1 million in the year ended December 31, 2011 from $2.5 million in the year ended December 31, 2010, an increase of $3.6 million, or 145%. This increase was primarily the result of a $1.5 million increase in headcount and related benefits, a $0.8 million increase in professional services related to legal, recruiting, and accounting as we scaled our business, and a $0.7 million increase in stock-based compensation expenses. General and administrative expenses increased to 16% of revenue in the year ended December 31, 2011 from 13% in the year ended December 31, 2010.

Interest Expense

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Interest expense	$39	$389	$1,016	897%	178%

2011 Compared to 2012

Interest expense increased to $1.0 million in the year ended December 31, 2012 from $0.4 million in the year ended December 31, 2011, an increase of $0.6 million, or 161%. The increase was attributable to an incremental interest expense associated with our outstanding indebtedness, and the remaining increase was attributable to revaluation of the preferred stock warrant liability throughout the year.

2010 Compared to 2011

Interest expense increased to $0.4 million in the year ended December 31, 2011 from $39,000 in the year ended December 31, 2010. This increase was primarily the result of the incremental interest expense associated with the increased principal amount of our outstanding indebtedness, which increased from $2.0 million as of December 31, 2010 to $9.6 million as of December 31, 2011.

Change in Fair Value of Warrant Liability

	Year Ended December 31,			2010 to 2011 % Change	2011 to 2012 % Change
	2010	2011	2012
	(In thousands)
Change in fair value of warrant liability	$—	$(16)	$(369)	N/A	2,206%

2011 Compared to 2012

Change in fair value of warrant liability increased to ($368,766) in the year ended December 31, 2012 from ($15,938) in the year ended December 31, 2011, an increase of $ 352,828, or 2,206%. This increase was attributable to an increase in the fair value of the warrant to purchase convertible preferred stock. We issued this warrant when a new credit facility was established in September 2011. Upon the first public filing of our registration statement in August 2012, the anti-dilution provisions in this warrant terminated. As a result, the preferred stock warrant liability was remeasured to fair value and the remaining liability was reclassified to additional paid-in capital. Immediately prior to completion of our IPO in September 2012, the preferred stock converted to common stock and this warrant to purchase preferred stock converted into a warrant to purchase common stock. Because this warrant no longer contains anti-dilution provisions, this warrant will no longer be remeasured to fair value on an ongoing basis.

Quarterly Results of Operations

The following unaudited quarterly statements of operations data for each of the eight quarters in the period ended December 31, 2012 have been prepared on a basis consistent with our audited annual financial statements and include, in our opinion, all normal recurring adjustments necessary for the fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our audited financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Revenue	$6,946	$9,302	$10,533	$11,737	$12,162	$16,825	$18,544	$20,554
Cost and operating expenses: (1)
Cost of revenue (exclusive of amortization) (2)	1,016	1,343	1,642	1,794	2,205	2,488	2,615	2,692
Technology and development	3,038	3,613	3,626	4,373	4,646	5,259	5,235	5,059
Sales and marketing	3,192	4,086	5,010	5,429	6,075	9,122	8,441	10,109
General and administrative	1,365	1,166	1,660	1,932	2,971	3,054	3,631	4,003

Total cost and operating expenses	8,611	10,208	11,938	13,528	15,897	19,923	19,922	21,863

Loss from operations	(1,665)	(906)	(1,405)	(1,791)	(3,735)	(3,098)	(1,378)	(1,309)
Interest income	3	3	4	7	3	4	3	26
Interest expense	(28)	(13)	(94)	(254)	(252)	(239)	(268)	(242)
Change in fair value of warrant liability	—	—	—	(16)	(216)	(107)	(46)	—

Loss before provision for income taxes	(1,690)	(916)	(1,495)	(2,054)	(4,200)	(3,440)	(1,689)	(1,525)
Provision for income taxes	—	—	—	—	—	—	—	(67)

Net loss attributable to common stockholders	$(1,690)	$(916)	$(1,495)	$(2,054)	$(4,200)	$(3,440)	$(1,689)	$(1,592)

Net loss per share attributable to common stockholders, basic and diluted	$(0.26)	$(0.14)	$(0.22)	$(0.30)	$(0.61)	$(0.49)	$(0.19)	$(0.06)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,552,492	6,579,642	6,720,268	6,772,664	6,882,065	7,017,449	8,805,722	27,328,415

Other Financial Information:
Adjusted EBITDA (3)	$(623)	$(91)	$(400)	$(673)	$(2,473)	$(1,758)	$301	$564

(1)	Stock-based compensation was allocated as follows:

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands)
Cost of revenue	$2	$1	$4	$4	$5	$9	$6	$12
Technology and development	59	100	160	163	192	184	253	301
Sales and marketing	50	42	44	47	55	124	97	122
General and administrative	487	96	96	129	213	234	437	326

Total stock-based compensation	$598	$239	$304	$343	$465	$551	$793	$761

(2) Amortization of product development costs was included in technology and development as follows:	$118	$146	$183	$261	$274	$207	$266	$361

(3)

See “Selected Financial and Other Data—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands)
Marketplace revenue	$3,664	$5,053	$6,236	$7,299	$8,684	$11,049	$11,890	$13,852
Media revenue	3,282	4,249	4,297	4,438	3,478	5,776	6,654	6,702

Total revenue	$6,946	$9,302	$10,533	$11,737	$12,162	$16,825	$18,544	$20,554

Percentage of Revenue:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost and operating expenses:
Cost of revenue	15	14	16	15	18	15	14	13
Technology and development	44	39	34	37	38	31	28	25
Sales and marketing	46	44	48	46	50	54	46	49
General and administrative	20	13	16	16	24	18	20	19

Total cost and operating expenses	124	110	113	115	131	118	107	106
Loss from operations	(24)	(10)	(13)	(15)	(31)	(18)	(7)	(7)
Interest income	*	*	*	*	*	*	*	*
Interest expense	*	*	(1)	(2)	(2)	(1)	(1)	(1)
Change in fair value of warrant liability	—	*	*	*	(2)	(1)	*	—

Loss before provision for income taxes	(24)	(10)	(14)	(18)	(35)	(20)	(9)	(7)
Provision for income taxes	—	—	—	—	—	—	—	—

Net loss attributable to common stockholders	(24)%	(10)%	(14)%	(18)%	(35)%	(20)%	(9)%	(8)%

*	Less than 0.5% of revenue

Quarterly Trends

Revenue and gross profit increased sequentially in all quarters presented. The strong increase in consumer adoption of our website and mobile applications was reflected in the significant growth in users over the periods, which contributed to substantial increases in marketplace and media revenue. Although we experienced sequential increases in media revenue during each of the four quarters ended December 31, 2011, the growth in media revenue slowed during the year ended December 31, 2011 and media revenue decreased in the three months ended March 31, 2012. The primary reason for the decrease in media revenue during the three months ended March 31, 2012 was the loss of a significant customer which declared bankruptcy. Since that time, we have generated sequential increases in media revenue each quarter. Although the growth rate of media revenue has slowed, we expect media revenue to grow as our business grows but at a slower rate than our marketplace revenue. Accordingly, we also recognized a shift toward a greater percentage of our total revenue resulting from marketplace products as opposed to media products. The growth in our subscription business continues to outpace the growth in our advertising business and we expect this trend to continue. We have also experienced seasonality in our revenue in the past as a result of lower traffic in the fourth calendar quarter due to the traditionally lower volume of home sale transactions during the holiday season. In addition, our operating expenses have increased sequentially as a result of our growth, primarily related to increased headcount to support our expanded operations.

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA to our net loss, the most comparable GAAP measure, for each of the periods indicated below. See the section titled “Selected Financial and Other Data” for the detailed reconciliation to our net loss and for more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance.

	Three Months Ended
	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	(In thousands)
Net loss attributable to common stockholders	$(1,690)	$(916)	$(1,495)	$(2,054)	$(4,200)	$(3,440)	$(1,689)	$(1,592)
Non-GAAP adjustments:
Interest income	(3)	(3)	(4)	(7)	(3)	(4)	(3)	(26)
Interest expense	28	13	94	254	252	239	268	242
Depreciation and amortization	444	576	701	775	797	789	886	1,112
Change in fair value of warrant liability	—	—	—	16	216	107	46	—
Stock-based compensation	598	239	304	343	465	551	793	761
Provision for income taxes	—	—	—	—	—	—	—	67

Adjusted EBITDA	$(623)	$(91)	$(400)	$(673)	$(2,473)	$(1,758)	$301	$564

Liquidity and Capital Resources

As of December 31, 2012, our principal sources of liquidity were cash and cash equivalents totaling $100.0 million which consists of bank deposits and money market funds. On September 25, 2012, we completed our IPO pursuant to which we sold 5,900,000 shares of our common stock, which includes 900,000 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares, at a public offering price of $17.00 per share, resulting in net proceeds to us of $89.4 million, after deducting underwriting discounts and commissions and offering expenses payable by us. In addition, another 1,000,000 shares were sold by certain selling stockholders. We did not receive any proceeds from sales by the selling stockholders. Prior to the IPO, our operations were financed primarily by the net proceeds of $32.6 million from the sales of shares of our convertible preferred stock and $15.2 million in proceeds from the issuance of indebtedness. As of December 31, 2012, we had $9.8 million of outstanding debt from a credit facility, which reflects a debt discount of $241,000.

We have incurred cumulative losses of $47.1 million from our operations to date, and expect to incur additional losses in the future. We believe that our cash balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at for the next 12 months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the cash that may be used in connection with acquisitions or other investments, the expansion of our sales and marketing activities, and the timing and extent of our spending to support our technology and development efforts. To the extent that existing cash and cash equivalents, and cash from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Credit Facility

In September 2011, we entered into a loan and security agreement with Hercules Technology Growth Capital, Inc., or Hercules, providing for a secured term loan facility, or the credit facility, in an aggregate principal amount of up to $20.0 million to be used for general business purposes. Indebtedness we incur under this agreement is secured by substantially all of our assets. This agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions. As of December 31, 2012, we had drawn $10.0 million in term loans under the credit facility. Our ability to draw additional funds under the credit facility expired on December 31, 2012.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Cash provided by (used in) operating activities	$(1,120)	$1,132	$4,153
Cash used in investing activities	(3,479)	(6,638)	(1,970)
Cash provided by financing activities	1,407	8,152	90,793

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2012 was $4.2 million. The primary component of our cash flows during the year ended December 31, 2012 was our net loss of $10.9 million. The cash flows from our net loss were more than offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $3.6 million for depreciation and amortization of our property and equipment, $2.6 million for stock-based compensation, and $0.4 million for the fair value remeasurement of the preferred stock warrant liability. We also recognized changes in operating assets and liabilities which provided $8.3 million of cash from operating activities. Of this $8.3 million, $1.0 million related to an accrued withholding tax from stock option exercises collected from a former employee, which we remitted to the appropriate tax authorities after December 31, 2012. The primary driver of the changes in our operating assets and liabilities was an $8.5 million increase in deferred revenue due to the increase in the number of total subscribers and average monthly revenue per subscriber during the year. Changes in our operating assets and liabilities were also affected by an increase in accrued liabilities in the amount of $1.8 million, due primarily to the overall growth in our business during the year; increases in accrued compensation and benefits of $2.5 million due to the growth in our headcount, an increase in accounts receivable of $2.5 million, primarily due to our revenue growth but also to timing of collections; and increases in prepaid expenses and other current assets of $0.9 million mainly due to expansion of our facilities in Denver and overall growth in our business.

Cash provided by operating activities for the year ended December 31, 2011 was $1.1 million. The primary component of our cash flows during the year ended December 31, 2011 was our net loss of $6.2 million. The cash flows from our net loss were more than offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $2.5 million for depreciation and amortization of our property and equipment, $1.5 million for stock-based compensation, and $0.2 million provision for doubtful accounts. We also recognized changes in operating assets and liabilities which provided $3.0 million of cash from operating activities. The primary driver of the changes in our operating assets and liabilities was a $3.0 million increase in deferred revenue due to the increase in the number of total subscribers and average monthly revenue per subscriber during the year. Changes in our operating assets and liabilities were also significantly affected by an increase in accounts receivable of $1.4 million, primarily due to our revenue growth but also to timing of certain payments related to generally slower collections during the year. Changes in our operating assets and liabilities were also affected by increases in accrued compensation and benefits of $0.7 million and deferred rent of $0.7 million due to the growth in our headcount and expanded facilities during the year. Changes in our operating assets and liabilities were also affected by an increase in accounts payable and accrued liabilities in the amount of $0.4 million, due primarily to the overall growth in our business during the year.

Cash used in operating activities for the year ended December 31, 2010 was $1.1 million. The primary component of our cash flows during the year ended December 31, 2010 was our net loss of $3.8 million. The cash flows from our net loss were partially offset by our non-cash operating activities and net cash flows provided through changes in certain of our operating assets and liabilities. Specifically, we recognized non-cash charges of $1.0 million for depreciation and amortization of our property and equipment, $0.4 million for stock-based compensation, and $0.1 million for provision for doubtful accounts. We also recognized changes in operating assets and liabilities which provided $1.3 million of cash from operating activities. The primary driver of the changes in our operating assets and liabilities was a $1.3 million increase in deferred revenue due to the increase the number of total subscribers and average monthly revenue per subscriber during the year. Changes in our operating assets and liabilities were also significantly affected by increases in accrued compensation and benefits in the amount of $0.7 million and accounts receivable of $0.7 million due primarily to our growth in headcount and revenue, respectively, during the year. Changes in our operating assets and liabilities were also affected by an increase in deferred rent of $0.4 million due primarily to the growth of our business during the year and by an increase in accounts payable and accrued liabilities of $0.3 million.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2012 was primarily related to the acquisition of property and equipment in the amount of $5.5 million, which was partially offset by the maturity of short-term investments in the amount of $4.3 million.

Historically, cash used in investing activities was primarily related to the acquisition of property and equipment and patents, which amounted to $4.8 million and $2.6 million for the years ended December 31, 2011 and 2010. Cash used in investing activities was also attributable to the increases in our restricted cash and deposit balance of $2.2 million and $2.1 million in the years ended December 31, 2011 and 2010.

Cash Flows from Financing Activities

Cash flows from financing activities for the year ended December 31, 2012 of $90.8 million was comprised of net proceeds of $89.4 million from our IPO in September 2012 and proceeds of $1.7 million from the exercise of stock options, partially offset by $0.3 million of capital lease payments.

Cash provided by financing activities for the year ended December 31, 2011 of $8.2 million was primarily comprised of proceeds of $12.0 million from additional borrowings and $0.4 million from exercise of stock options, which were partially offset by $4.2 million of capital lease and long-term debt repayments.

Cash provided by financing activities for the year ended December 31, 2010 of $1.4 million was primarily comprised of proceeds of $2.1 million from additional borrowings which were partially offset by $0.8 million of capital lease and long-term debt repayments.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments Due by Period
Contractual Obligations:	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(In thousands)
Long-term debt	$2,800	$7,200	$—	$—	$10,000
Interest on long-term debt (1)	679	505	—	—	1,184
Operating leases (2)	2,528	2,662	—	—	5,190
Capital leases	225	16	—	—	241

Total contractual obligations	$6,232	$10,383	$—	$—	$16,615

(1)

The Credit Facility carries an interest rate equal to the greater of the prime rate plus 2.75% or 6% for the first tranche, and a rate equal to the greater of the prime rate plus 5.5% or 8.75% for the second and third tranches.

(2)	Operating leases include total future minimum rent payments under noncancelable operating lease agreements.

We had unrecognized tax benefits in the amount of $20,000 as of December 31, 2012 related to uncertain tax positions. However, there is uncertainty regarding when these liabilities will require settlement so these amounts were not included in the contractual obligations table above.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Segment Information

We have one business activity and operate in one reportable segment.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents of $100.0 million as of December 31, 2012, which consists of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $9.8 million as of December 31, 2012, of which $2.7 million is due within 12 months. Amounts outstanding under our credit facility carry variable interest rates ranging from 6.0% to 8.75%.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. The interest rate on our outstanding debt is variable. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

62

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. We consider a signed agreement, a binding insertion order, or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Our revenue includes marketplace revenue and media revenue. Marketplace revenue consists primarily of subscription revenue, which is recognized ratably over the term of the subscription. Media revenue consists primarily of advertisement sales, which is recognized in the periods the clicks or impressions are delivered.

We also enter into arrangements with customers that include combinations of cost per thousand impressions, or CPM, media placement, cost per click, or CPC, media placements, and subscription products. Beginning on January 1, 2011, we adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available, and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE- We determine VSOE based on our historical pricing and discounting practices for the specific product when sold separately. In determining VSOE, we require that a substantial majority of the standalone selling prices for these products fall within a reasonably narrow pricing range. For certain subscription products, we have been able to establish VSOE.

TPE- When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of our products cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor selling prices are on a standalone basis. As a result, we have not been able to establish selling price based on TPE.

BESP- When we are unable to establish selling price using VSOE or TPE, we use BESP in the allocation of arrangement consideration. The objective of BESP is to determine the price which we would transact a sale if the service were sold regularly on a standalone basis. As we have not been able to establish VSOE or TPE for CPM media placements, CPC media placements, and certain subscription products, we determine BESP for these deliverables based on the following:

•

The list price represents a component of our go-to-market strategy established by senior management. Our list prices are based on the features of the products offered. These features, which consist of the size and placement of the advertisements on our website, impact the list prices which vary depending on the specifications of the features. In addition, the list prices are impacted by market conditions, including the conditions of the real estate market and economy in general, and our competitive landscape; and

•	Analysis of our selling prices for these deliverables.

We limit the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. We regularly review BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable. To assist with the estimate, our management considers certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In cases where we become aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due from the customer and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. There is significant judgment involved in estimating the allowance for doubtful accounts.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected December 1 as the date to perform our annual impairment test. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then we would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. When performing the valuation of our goodwill, we make assumptions regarding our estimated future cash flows to determine the fair value of our business. If our estimates or related assumptions change in the future, we may be required to record impairment loss related to our goodwill. We have not recognized any goodwill impairments since our inception.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. We have not recognized any impairment of long-lived assets to date.

Product Development Costs

Costs incurred in connection with the development of our marketplace are accounted for as follows: all costs incurred in the preliminary project and post-implementation stages are expensed as incurred. Certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which was estimated to be two years. Amortization expense is included in technology and development expense in the statements of operations.

Stock-Based Compensation

We recognize compensation costs related to stock-based awards granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. For the stock options, we estimate the grant date fair value, and the resulting stock-based compensation expense using the Black-Scholes option-pricing model. For the restricted stock units, the grant date fair value equals the market value of the underlying stock on the date of grant. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The fair value of the awards granted during the years ended December 31, 2010, 2011 and 2012 was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2010	2011	2012
Expected term (in years)	5.5	5.5	5.5
Expected volatility	55%	55%	55%
Risk-free interest rate	1.7%	1.9%	0.9%
Dividend rate	0%	0%	0%

The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the expected term and the price volatility of the underlying stock, which determine the fair value of stock-based awards. These assumptions include:

•

Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. We estimate the expected term of the options based on a study of publicly traded industry peer companies and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the stock-based awards;

•

Expected volatility. The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the stock-based awards. We use this method because we have limited information on the volatility of our common stock because of our short trading history. When making the selections of our comparable industry peers to be used in the volatility calculation, we considered the size, operational and economic similarities to our principle business operations;

•

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the expected term of the stock-based awards; and

•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

In addition to the assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our financial statements.

We will continue to use judgment in evaluating the expected volatility, expected terms, and forfeiture rates utilized for our stock-based compensation calculations on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms, and forfeiture rates, which could materially impact our future stock-based compensation expense.

Stock-Based Awards Granted Prior to our Initial Public Offering

Prior to our IPO, we also estimated the fair value of the common stock underlying our stock-based awards when performing the fair value calculations with the Black-Scholes option-pricing model. The fair value of the common stock underlying our stock-based awards was estimated on each grant date by our board of directors, with input from management. Our board of directors is comprised of employee and non-employee directors with significant experience investing in and operating companies in the real estate and technology industries. As such, we believe that our board of directors has the relevant experience and expertise to determine a fair value of our common stock on each respective grant date. Given the absence of a public trading market of our common stock prior to our IPO, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third party specialists;

•	rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	actual operating and financial performance;

•	present value of future cash flows;

•	likelihood of achieving a liquidity event, such as an IPO or a sale of our company given prevailing market conditions and the nature and history of our business;

•	illiquidity of stock-based awards involving securities in a private company;

•	experience of our management team;

•	market multiples of comparable companies in our industry;

•	stage of development;

•	industry information such as market size and growth; and

•	macroeconomic conditions.

The independent valuations performed by unrelated third-party specialists were just one factor used by our board of directors to assist with the valuation of the common stock and our management and board of directors have assumed full responsibility for the estimates. Our board of directors generally utilized the fair values of the common stock derived in the third-party valuations in determining the exercise price for options granted.

In valuing our common stock, our board of directors considered two valuation approaches to determine the equity value of our business, an income approach and a market approach.

The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. The discount rates are used in the income approach for early stage companies because these companies tend to be relatively risky investments and therefore command rates of return commensurate with such risk. The discount rates used in our valuation were based primarily on benchmark venture capital studies of discount rates for other companies in our stage of development, considered along with industry based weighted average cost of capital rates. Other significant inputs of the income approach (in addition to our estimated future cash flows themselves) include but are not limited to the long-term growth rate assumed in the residual value and normalized long-term operating margin. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. More specifically, we selected our comparable publicly traded companies by analyzing various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, the availability of adequate financial data, and whether or not they had an actively traded stock price. The market multiples are based on key metrics implied by the enterprise or acquisition values of comparable publicly traded companies and, for our valuations in 2012, we primarily utilized the last twelve months and projected twelve months revenue multiples from our comparable publicly traded peers in the market approach. These observed multiples were averaged and then applied to our historical twelve months and projected revenue to arrive at an indication of value. We deemed multiples of revenue to be the most relevant in our industry as we are still in a relatively high growth phase, and thus have not reached normalized profitability or generated positive historical profit thus making the application of profit based multiples not possible or less reliable. Other significant inputs of the market approach include historical and projected operating metrics.

The enterprise value determined by the income and market approach was then allocated to the common stock using the option pricing method. The option pricing method, or OPM, treats common stock and convertible preferred stock as call options on a business, with exercise prices based on the liquidation preference of the convertible preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or IPO, assuming the business has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the business at an exercise price equal to the remaining value immediately after the convertible preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call option. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. The probability weighted expected return method, or PWERM, was considered but not used due to the uncertainty of our estimates of the probabilities for future potential liquidity events.

Stock-Based Awards Granted Subsequent to our Initial Public Offering.

For stock-based awards granted subsequent to our IPO, our board of directors determined the fair market value based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

Stock-Based Compensation Expense

Stock-based compensation expense included in operating results during the years ended December 31, 2010, 2011 and 2012 was included in cost and expenses as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Cost of revenue	$8	$11	$32
Research and development	176	482	930
Sales and marketing	97	183	398
General and administrative	73	808	1,210

Total stock-based compensation	$354	$1,484	$2,570

As of December 31, 2012, we had $7.0 million of unrecognized stock-based compensation expense for stock options, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 2.68 years. As of December 31, 2012, we had $520,000 of unrecognized stock-based compensation expense for restricted stock units, net of estimated forfeitures, that is expected to be recognized over a weighted average period of 3.81 years. In future periods, our stock-based compensation expense is expected to increase as a result of our existing, unrecognized stock-based compensation, to be recognized as these awards vest and as we issue additional stock-based awards to attract and retain employees.

Income Taxes

We account for our income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments, and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities as well as any valuation allowance to be recorded against a deferred tax asset.

Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws, and possible outcomes of current and future audits conducted by domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws, and the resolution of potential tax audits could significantly impact the amounts provided for income taxes in our financial statements.

Our assumptions, judgments, and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and, estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments, and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

Since inception, we have incurred operating losses, and accordingly, we have not recorded significant provisions for income taxes for any of the periods presented. We do not expect any significant changes until we are no longer incurring losses.

We have provided a full valuation allowance for net operating losses, credits, and other deferred tax assets for federal and state income tax purposes. A valuation allowance is provided when based upon the available evidence management concludes that it is more likely than not that some portion of the deferred tax assets will not be realized. We maintained a full valuation allowance as of December 31, 2012 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. As of December 31, 2012, we had federal and state net operating loss carry forwards of $43.4 million and $43.7 million. The federal net operating loss carry forward will expire at various dates beginning in 2025, if not utilized. If not used, the state net operating loss carry forward will expire at various dates beginning in the 2015.

Recently Issued and Adopted Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or JOBS Act, we meet the definition of an “emerging growth company.” We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, or IFRS. This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of this guidance did not have any impact on our results of operations or financial position.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity.

In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral period, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. We early adopted this guidance on January 1, 2012, retrospectively. During the years ended December 31, 2012, 2011 and 2010, we did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350). The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required. This pronouncement is effective for fiscal years beginning after December 15, 2011. We adopted this standard on January 1, 2012. The adoption of this accounting standard update did not have any material impact on our operating results or financial position.

BUSINESS

Overview

Trulia is redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. Our marketplace, delivered through the web and mobile applications, gives consumers powerful tools to research homes and neighborhoods and enables real estate professionals to efficiently market their listings and attract new clients. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the year ended December 31, 2012, we had 23.1 million monthly unique visitors. As of December 31, 2012, we had more than 390,000 active real estate professionals in our marketplace, 24,443 of whom were paying subscribers.

We empower consumers to make more informed housing decisions by delivering the “inside scoop” on homes, neighborhoods, and real estate professionals through an intuitive and engaging user experience. Our large, continually refreshed, and searchable database contains more than 112 million properties, including 4.1 million homes for sale and rent. We supplement listings data with local information on schools, crime, and neighborhood amenities to provide unique insights into each community. In addition, we harness rich, insightful user-generated content from our active community of contributors, which includes consumers, local enthusiasts, and real estate professionals. With more than 7 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

We enable real estate professionals to better promote themselves and their listings and connect with transaction-ready consumers through our online and mobile marketing products. Our free products allow real estate professionals to build their personal brand by creating an online profile, contributing content to our marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Our subscription products enable real estate professionals to increase their visibility, promote their listings in search results, target mobile users, and generate more highly qualified leads from our large audience of transaction-ready consumers. We believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys conducted between January 1, 2012 and December 2012 in which 76% of over 543,000 respondents contacting real estate professionals through our marketplace indicated that they are planning to move in the next six months, and almost half of over 382,000 respondents stated that they are pre-approved for a mortgage. We believe that the combination of our compelling solution with our transaction-ready audience results in a high return on investment for real estate professionals who purchase our subscription products.

We benefit from powerful network effects and a vibrant user community. Consumers contribute content by posting questions, reviewing neighborhoods, and writing agent recommendations. Real estate professionals, seeking to connect with our consumers, engage in our community by sharing local knowledge, answering consumers’ questions, and contributing content to our marketplace. The breadth and quality of user-generated content contributed to our marketplace has helped to build our brand, deepen the engagement of our existing users, and attract more users.

We are a leading mobile platform for the home search process and mobile devices are increasingly critical to consumers and real estate professionals. We have introduced iPhone, iPad, Android Phone, Android Tablet, Kindle, and Windows 8 applications that provide tailored mobile experiences, which has led to rapid growth in mobile use of our solution. In the year ended December 31, 2012, we had over 5 million mobile monthly unique visitors, an increase of 144% over the same period in 2011. In addition, our mobile users are more likely than our web users to contact real estate professionals through our marketplace.

Our online marketplace is experiencing rapid growth. Monthly unique visitors to our marketplace increased to 23.1 million in the year ended December 31, 2012 from 7.9 million in the year ended December 31, 2010, or a

192% increase, and our subscribers increased to 24,443 as of December 31, 2012 from 10,070 as of December 31, 2010, or a 143% increase. We generate revenue primarily from sales of subscription products to real estate professionals. We also generate revenue from display advertising sold to leading real estate and consumer brand advertisers seeking to reach our attractive audience. For the years ended December 31, 2010, 2011, and 2012, we generated revenue of $19.8 million, $38.5 million, and $68.1 million, respectively. During the same period, we had net losses of $3.8 million, $6.2 million, and $10.9 million, respectively.

Industry

The residential real estate industry, which we estimate accounts for more than a trillion dollars in annual spending in the United States, is undergoing a profound transformation. Technology is changing the way that consumers search for homes, and the way in which real estate professionals attract clients and build their businesses. In addition, as the U.S. housing market recovers from its recent unprecedented downturn, real estate professionals are seeking more effective ways to market themselves and achieve a greater return on their marketing investment. These trends present significant opportunities to capitalize on shifts in behavior.

Housing decisions are among the most important in people’s lives as a home purchase is one of the largest investments consumers will ever make. As a result, consumers devote tremendous time and energy to researching their decisions, seeking information on home prices, home features, schools, crime, neighborhood amenities, financing options, home values, real estate professionals, and numerous other factors as they evaluate prospective homes. The insights learned from this research inform their decisions of where to live, how much to pay, and who to hire as an agent.

Historically, consumers lacked readily available access to detailed and comprehensive information essential to making housing decisions, relying instead on disparate sources of information such as real estate professionals, local newspapers, and word of mouth. Over time, more information has become available online and, as a result, the Internet has become a primary source of research for housing decisions. According to a November 2012 survey by the National Association of Realtors, 90% of home buyers used the Internet to research homes. Additionally, the use of mobile devices for home searches has become more prevalent. According to a 2012 survey by The Real Estate Book, 52% of respondents reported using a mobile device to look for homes, with 85% of non-users stating that they would consider using a mobile device for their next search.

As consumers increasingly research homes online, real estate professionals are shifting their marketing expenditures online to reach prospective clients. While initially these real estate professionals focused their spending on email, search, and creating websites with listings, now these professionals are increasingly using online real estate marketplaces to generate leads.

Real estate professionals are not alone in recognizing the growing importance and tremendous value of online targeted marketing. Online real estate marketplaces provide an efficient channel for the broader real estate ecosystem to more effectively reach potential customers. Landlords with properties for rent, mortgage companies, and home service providers are also finding targeted marketplaces fertile ground for leads and are increasingly advertising on these sites.

Industry challenges

As technology drives the home search process online, consumers, real estate professionals, and advertisers face distinct challenges.

Challenges for consumers

Consumers face challenges as they search for a home, including:

•	Fragmented and stale information. Real estate information is highly local and remains largely fragmented. Each house has unique facts and each block has its own characteristics. Consumers have historically lacked the ability to efficiently aggregate this information from numerous sources and receive it on a regularly updated basis in order to make the best home decision.

•

Lack of local insights. Consumers have difficulty obtaining relevant local insights, such as information on schools, crime, and neighborhood amenities, in a single place to provide context into what it is really like to live in a home or neighborhood. Further, consumers lack a trusted community and forum to engage with local enthusiasts and real estate professionals to get socially-informed insights and recommendations on neighborhoods and real estate professionals.

•

Difficulty accessing information on the go. The home search process is inherently mobile, requiring house visits and neighborhood tours. Consumers, however, have lacked effective tools to access up-to-date, relevant real estate information on the go.

Challenges for real estate professionals

Real estate professionals face challenges in attracting clients and growing their businesses, including:

•

Difficulty reaching today’s consumers. Real estate professionals need to adapt to the way consumers conduct their home searches using the Internet and mobile technologies. They have historically lacked tools that allow them to efficiently connect with large numbers of prospective clients.

•

Trouble targeting the right prospects. Real estate professionals rely on closing deals to generate commissions. Traditional marketing tools fail to provide real estate professionals with the ability to identify potential clients that are ready to buy or rent. Consequently, real estate professionals have trouble optimizing the time they spend with the right prospects.

•

Inability to manage business on the go. Real estate professionals historically lacked the ability to efficiently manage interactions with prospects and clients and access critical information on the go. Consumers expect timely responses and insights from real estate professionals who spend much of their time out of the office while viewing homes and meeting clients.

•

Inefficient marketing spend. Real estate professionals need to maximize the return on their marketing spend. With traditional channels, real estate professionals lack the ability to target the right audience and measure the success of their marketing spend.

Challenges for advertisers

Advertisers face challenges as they seek to connect with consumers searching for homes. Advertisers historically lacked the ability to efficiently reach a relevant consumer audience and target specific subsets of that audience, based on demographics and other factors. Additionally, advertisers need to maximize the return on their advertising budget in a measurable and data-driven way.

Market Opportunity

We believe that there are significant opportunities to address the challenges faced by consumers, real estate professionals, and advertisers. Borrell Associates estimated in an August 2012 industry paper that $23.7 billion would be spent in 2012 on real estate-related marketing in the United States. According to a November 2012 survey by the National Association of Realtors, 90% of home buyers used the Internet to research homes. However, according to the Borrell Associates report, only 55% of the real estate marketing dollars in the United States were projected to be spent online in 2012. We believe that there is a disconnect between where marketing dollars are spent and where consumers research homes. Therefore, we expect that real estate-related marketing spend will continue to migrate online from traditional channels.

The Trulia Marketplace

We are redefining the home search experience for consumers and changing the way that real estate professionals build their businesses. We believe we deliver the best home search experience by combining our superior user interface with our comprehensive database of real estate properties, local insights, and user-generated content. We offer free and subscription products that provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence. In the year ended December 31, 2012, we had 23.1 million monthly unique visitors. As of December 31, 2012, we had more than 390,000 active real estate professionals in our marketplace, 24,443 of whom were paying subscribers.

Our marketplace provides the following key benefits for consumers, real estate professionals, and advertisers:

Key benefits for consumers

Large, continually refreshed, searchable database of homes for sale and rent. We provide consumers with access to a large, continually refreshed, and searchable database of properties. We enable consumers to customize their searches with property-specific filters to obtain up-to-date listings that are rich with property facts, price, and sale data. We believe the scope and quality of the information contained in our database and the ease of use of our solution empowers consumers to more effectively find the right home.

Trusted insights, social recommendations, and proprietary analytics that provide local context. We provide consumers with local insights, critical to a successful home search, not available elsewhere on an easy to use and comprehensive basis. These insights include information about schools, crime, neighborhood amenities, and real estate professionals. We provide this broad range of local insights and rich features on our marketplace through our proprietary Trulia Voices forum and via our integration with Facebook. We also provide proprietary analytics on home valuation, including comparative historical price trends down to the neighborhood level. We believe the relevance of our data, paired with socially-informed insights, enables our consumers to better inform themselves on where to live.

Anytime and anywhere access. Our marketplace is accessible anytime and anywhere on the web and on major mobile platforms. To meet the needs of consumers who are increasingly conducting their real estate research on mobile devices, including while touring neighborhoods and visiting homes, we offer mobile applications that are currently available for use on the iPhone, iPad, Android Phone, Android Tablet, Kindle Fire, and Windows 8. Since the introduction of our first mobile application in 2008, mobile use of our marketplace has grown rapidly.

Key benefits for real estate professionals

Broad reach to transaction-ready consumers. We provide real estate professionals the ability to connect with our large audience of transaction-ready consumers on the web and through our mobile applications. We believe that a large portion of consumers using Trulia do not use other real estate websites, and that this enables real estate professionals on Trulia to effectively identify and market themselves to consumers that they cannot find anywhere else.

Products that boost presence and deliver high-quality leads. We offer a suite of differentiated products that provides real estate professionals with access to transaction-ready consumers, delivers high-quality leads and helps close deals. Our free products enable real estate professionals to build their personal brand by creating an online profile, contributing content to our marketplace, leveraging social media for endorsements, and establishing their presence through mobile features such as “check-ins.” Our subscription products enable real estate professionals to boost their visibility, promote their listings in search results, and generate more high-quality leads from our large audience of transaction-ready consumers.

Anytime and anywhere access to critical information and tools. We offer mobile applications designed specifically for real estate professionals to take their business on the go. Using our mobile applications, real estate professionals can access critical information that they need to conduct their business, including listings details, contacts, driving directions, and local information about neighborhoods. They also receive real-time notifications of new leads so that they can respond quickly and secure new clients. Our subscription product for mobile devices, Trulia Mobile Ads, allows professionals to reach a local, transaction-ready audience by advertising on our mobile applications for consumers.

Significant return on investment. We believe that our subscription products deliver a high return on investment to real estate professionals. Unlike traditional marketing channels, we provide tools to track leads and manage performance, enabling real estate professionals to measure and quantify the value of our products.

Key benefits for advertisers

Attractive audience. We believe our audience composition is highly attractive to consumer brand advertisers. A substantial portion of our audience is college educated, has a household income above $75,000, or is in the 25 to 54 age group. U.S. consumers with these characteristics tend to spend more of their annual income on home maintenance, insurance, household furnishings, apparel and services, and entertainment than the average consumer, according to the Bureau of Labor Statistics 2011 Consumer Expenditure Survey, which makes our audience attractive for consumer brand advertisers.

Display advertising products that efficiently reach target consumers. We enable our advertisers to reach the specific segments of our audience that are attractive to them. Advertisers benefit from improved reach, impact, relevancy, and measurement of their marketing campaigns in our marketplace.

Our Strengths

We believe that our competitive advantage reflects the following strengths:

We deliver the “inside scoop”

We are one of the leading online real estate marketplaces and we provide consumers with powerful tools and unique content that together deliver valuable insights into homes, neighborhoods, and real estate professionals. Consumers require information from local sources in addition to detailed property data to gain a comprehensive view of a home and neighborhood. We supplement our extensive database of over 112 million properties in the U.S. with information on schools, crime, and neighborhood amenities, and enable social recommendations. For example, our crime heat maps provide consumers with a view into neighborhood safety and our Facebook integration gives consumers recommendations on real estate professionals from people in their social network. Through our proprietary Trulia Voices forum, we also provide consumers with local content from our community of contributors, including consumers, local enthusiasts, and real estate professionals. With over 7 million unique user contributions, we believe we have the largest collection of user-generated content on homes, neighborhoods, and real estate professionals.

Superior products and user experience

We believe we have the best products in the industry for consumers and real estate professionals. We invest significant resources into technology development and product design to create a superior user interface that provides compelling features and rich functionality for our users. In addition, we offer unique search capabilities that allow users to search for homes in more intuitive ways, including by school districts, and by designating customizable areas on an interactive map. We also aggregate and integrate information from multiple sources and display it in an easy-to-consume manner that provides a more comprehensive view of a home or neighborhood. Our agent tools provide an easy way to manage their listings and interactions with leads and clients. We believe our products and user experience are a primary reason why, with limited marketing expenditures, we have been able to attract a large audience.

Large, differentiated, engaged, transaction-ready audience

We believe we have become the online destination of choice for transaction-ready consumers in the residential real estate market. Our website and mobile applications attracted 23.1 million monthly unique visitors in the year ended December 31, 2012, and based on data from comScore, a significant portion of our visitors do not visit our primary competitors’ websites. For instance, according to comScore, during each month in 2012 and 2011, more than 54% and 64%, respectively, of our audience did not visit Zillow.com. In addition, based on data from comScore, our audience is more engaged with our marketplace than users of our primary competitor’s website, Zillow.com. Based on monthly data reported by comScore, during the two year period ended December 31, 2012, each unique visitor on average spent 14% more time per month on our marketplace than on Zillow.com’s marketplace, and viewed 44% more pages on our marketplace than on Zillow.com’s marketplace. We also believe that our audience is highly motivated and ready to purchase homes, as supported by our surveys conducted between January 2012 and December 2012 in which 76% of over 543,000 respondents contacting real estate professionals through our marketplace indicated that they are planning to move in the next six months, and almost half of over 382,000 respondents stated that they are pre-approved for a mortgage. We believe the transaction-ready nature of our audience results in better qualified leads for real estate professionals and an attractive audience for advertisers.

Strong mobile monetization

We believe we are one of the few companies that is monetizing its mobile products at a higher rate than web products. Since we launched our subscription product for mobile devices in May 2012, we have sold this product at prices that yield a higher average monthly revenue per subscriber than our subscription products that are not focused on mobile devices. In addition, our users are more likely to contact real estate professionals through our mobile applications than our website.

High ROI for real estate professionals

We believe our subscription products provide compelling value and a high return on investment for real estate professionals. On average during the year ended December 31, 2012, paying subscribers received more than 13 times the number of monthly leads compared to real estate professionals who only used our free products. Unlike traditional marketing channels, our online marketplace allows real estate professionals to track, manage, and communicate with prospects, helping to measure and quantify the value we create. Based on our attractive monthly pricing, the likelihood that our users will complete real estate transactions, and the large commissions generated by real estate professionals on transactions, we believe our products generate significant return on investment for our subscribers. The value our real estate professionals receive from our marketplace is validated by our high subscriber growth and our increasing average monthly revenue per subscriber.

Powerful network effects driven by unique content

We benefit from a self-reinforcing network effect that helps build our brand, drives user engagement in our marketplace, and attracts more users to our website and mobile applications. As consumers engage in our marketplace, they contribute content by reviewing homes and neighborhoods, writing agent recommendations, and posting questions to our community of local enthusiasts and real estate professionals. Based on our internal records, we have determined that consumers who interact with our user-generated content view more pages per visit and spend more time per visit on our marketplace, and ultimately generate more leads for our subscribers. The opportunity to interact with, and market to, these consumers attracts more real estate professionals, who engage with consumers by sharing local knowledge and contributing more content to our forum. The growing breadth and quality of user-generated content contributed by both consumers and real estate professionals builds our brand as a differentiated resource and, we believe, attracts more users to our website and mobile applications.

Big data and analytics platform

We have invested heavily over many years to build a robust data and analytics platform. We employ proprietary advanced analytics and heuristics capabilities to aggregate, filter, and analyze large amounts of data from disparate sources that we have cultivated over the years, including MLS and broker listing feeds, local demographic sources, and government archives. Our expertise in handling large amounts of externally-sourced data and combining it with user activity data collected from our marketplace allows us to improve the user experience by developing innovative new tools and new functionality. Additionally, we use this rich data to drive strategic business decisions and to publish insightful analysis on trends in local housing markets and macroeconomic trends in residential real estate. For example, we recently added the ability for real estate professionals to learn the geographic origin of search queries for homes in their market. We believe that our robust data and analytics platform gives us a competitive advantage in developing a superior experience for consumers and real estate professionals and raises awareness of our products in the real estate industry.

Our Strategy

Our goal is to build the leading online real estate marketplace. We intend to focus on the following key strategies in pursuit of our goal:

Expand our audience and increase user engagement

We intend to grow our large, transaction-ready audience by continuing to offer superior products for consumers. We plan to continuously enhance and refresh our database of homes, to partner with third parties to add new and relevant local content, and to encourage our users to contribute useful content. We also plan to develop new features, tools, and products that deepen our users’ engagement with our website and mobile applications, and to promote and foster interaction in our vibrant user community.

Grow the number of real estate professionals in our marketplace

We intend to further penetrate the large base of more than 2.8 million real estate professionals in the United States. We plan to attract more real estate professionals to our marketplace by communicating the value proposition of our free and subscription products and continuing to offer access to high-quality leads from our large and growing audience of transaction-ready consumers. We also intend to enhance and increase the ways in which real estate professionals can market themselves and communicate with prospective clients on our site, and to create additional value-added products to help professionals more effectively manage their leads, documents, and other key elements of their business.

Increase revenue

We plan to increase our revenue by selling more subscription and advertising products and by optimizing our pricing. We seek to attract more real estate professionals to our marketplace, convert more of our free real estate professional users to paying subscribers, and up-sell existing subscribers. We also intend to optimize the pricing of our products. Additionally, we plan to continue growing our advertising business by seeking larger and longer-term commitments from advertisers, diversifying our client base into different advertising verticals, and by adding additional media sales personnel to market to advertisers looking to target our large, attractive audience.

Increase brand awareness

We have built a leading real estate and consumer brand with limited marketing spend to date. We plan to continue to grow our brand by providing our users with superior and innovative products. We plan to build our brand as the most trusted source of real estate information with concerted public relations efforts that use our data and analytics platform to educate consumers and deliver relevant insights into the real estate market.

Pursue strategic opportunities

We plan to pursue acquisitions of complementary businesses and strategic partnerships to help us execute on and accelerate our growth plans.

Pursue adjacent opportunities

We plan to pursue opportunities in a number of large adjacent markets, such as rentals, mortgages, home improvement, and agent tools, and to expand our business internationally. We believe that given our attractive audience, leading brand, and powerful technology platform, we are well positioned to capitalize on the large opportunities that these adjacent markets offer.

Data

Management of data is a critical component of our solution. We manage over one terabyte of data on a daily basis. We organize data as listings data, local information, and user-generated content:

Listings data

We refresh and supplement our listings database of over 112 million properties and for sale and for rent listings with data we receive from thousands of feeds on a daily basis. We receive feeds covering millions of new and existing for sale and for rent listings every day from MLSs, real estate brokerages, real estate agents, real estate listings aggregators, and other third parties. We also obtain detailed ownership and property data from vendors who collect and digitize information from public county records.

We process this wealth of data through our proprietary algorithms and heuristic data validation engine to sort, augment, and select the most up-to-date and accurate data to display. As a next step, we apply our search logic to the data, and overlay additional local information on schools, crime, neighborhood amenities, home values, and other community information. The final product is a complete profile of a property or listing with property facts, price data, local information, and agent contact information, which we publish in our marketplace in an intuitive and engaging user experience.

Local information

We inform consumers on what it is like to live in a neighborhood by delivering insights on schools, crime, neighborhood amenities, home values, and other community information.

•

Schools. We provide information on schools by district, type, parent reviews, and ratings, which is based on data that we receive from third parties. We overlay this information onto our maps and color code the data points with a sliding color scale to differentiate between schools with low, medium, or high ratings.

•

Crime. We receive raw data from third parties about the occurrence, type, location, and description of non-violent and violent crime. We conduct proprietary analysis on the data and aggregate our findings into a tabular format or into our proprietary crime heat map. Our crime heat map provides an overview, visualized through a sliding color scale of the incidence of crime in the area and highlights in callout text boxes the number of violent crimes in the area.

•	Neighborhood amenities. We provide the location, names, and ratings of nearby restaurants, grocery stores, banks, and gas stations on our maps based on data that we receive from Yelp.

•

Home values. Based on our analysis of the sales records and property information in our database, we have developed market- and local-level views of the trends in price, number of sales, and number of listings by property type and location, which we publish on our listings pages and on the Local Info section of our website in interactive chart formats and in our proprietary heat map format.

•

Other community information. We analyze data from the U.S. Census Bureau to provide users with information on how the median household and family income, age of homes, and commute times of a neighborhood compare to those of the city.

Additionally, we have an agreement with Google to use its basic maps, over which we integrate our proprietary insights.

User-generated content

The user-generated data in our marketplace is organized under the Advice section of our website by type of content, questions and answers, blogs, real estate guides, and along topics relevant to our audience such as local information, tips on home buying and selling, and observed market trends. We also allow real estate professionals to publish their own profile and receive recommendations from their clients under the Find a Pro section of our website.

The content in our marketplace is generated by our vibrant community of users. Users can vote on the quality of content using our “thumbs up” or “thumbs down” icons and can follow the voting results. Additionally, users can “flag” inappropriate content on our site, which is escalated to our Trulia community team whose enforcement actions follow the terms and conditions for user-submitted content as published on our website.

Our Products for Consumers

Our products for consumers focus on helping them find the right home. Our consumer products are offered for free and provide a robust set of tools for evaluating where to live.

Searchable database

Search

We maintain one of the largest searchable databases of homes for sale and rent in the United States. Our database includes more than 112 million properties with 4.1 million listings of homes for sale and rent. We provide users with the ability to search our database along a variety of parameters as described below:

All Properties	Sale properties only	Rentals only	Sold properties only
City Bedrooms Bathrooms Price range Square footage Property type Keyword search	Open houses Year built Lot size Foreclosure type MLS ID Price per square foot	Pets Amenities	Time since sale date

Our users can customize their search along as few or many features as they prefer and by keyword search of specific property attributes. From our search results, users have access to the detailed data on each home in our database, photos of the home, and the for sale or for rent listing information.

Additionally, we enhance our users’ experience by giving them the choice to display their search results in listings or map formats. The map format provides the added functionality of polygonal search, which enables users to delineate the precise area of their searches. We offer products that further enhance our users’ experience with visually impactful maps, graphics, and photos of homes and neighborhood characteristics.

Trulia Estimate

Trulia Estimate is our estimate of an off-market property’s value based on our proprietary analysis of relevant home data such as recent sales of similar homes and property facts. This search function allows users to conduct a precise search by street address to find our estimate of the value of that home. Additionally, home owners may claim their home in our database and edit their home’s specific facts and details so that our proprietary system can revise its estimated value.

Rich insights and content

We provide users with rich insights and content that are critical to a successful home search and that cannot be discovered through home listings data alone. We deliver these insights through the following products:

•

Local Info. We aggregate local data from a variety of sources and make it more useful to our consumers through Google Maps overlays using our proprietary data visualization tools. These types of local insights include crime heat maps, school boundary and performance statistics, local amenity location and reviews through our integration with Yelp, and commute information.

•

Advice. We provide our users with the “inside scoop” on homes, neighborhoods, and real estate professionals based on the advice generated by our active community of contributors. Users of our marketplace can post questions and receive answers in the Trulia Voices portion of our website and also scour the collection of advice columns and blogs that other users post. With over 7 million unique user contributions and over 830,000 topics discussed on Trulia Voices, we believe we have amassed the largest online collection of user-generated content in the U.S. residential real estate market. This gives our users access to the insights of consumers, local enthusiasts, and real estate professionals who are knowledgeable about the neighborhoods in which our users are searching.

•

Find a Pro. We provide consumers with a directory of over 875,000 real estate professionals that is searchable by location, name, and type of professional. Our platform integrates with Facebook to leverage the power of social networks for clients to recommend real estate professionals and for real estate professionals to take advantage of online “word of mouth” referrals. For example, a consumer searching for a real estate agent in our marketplace can quickly find whether someone in their social network has recommended an agent in a particular area in which they are looking.

•

Value information. Each property detail page features information and analytics on the property value, including price comparisons of similar properties based on median home sale data by neighborhood, zip code and city, price history and trends, and property taxes based on assessed property values. We believe this information helps users better assess the value of the property beyond what can be gleaned from price data alone.

•

Mortgage. Given the significant cost of a home purchase, we provide our users with guides on how to finance their purchase, information on mortgage rate trends, and calculators to determine their estimated mortgage payment based on the rates and terms quoted.

Mobile

Our products are accessible anytime and anywhere online and on mobile devices. We provide the following differentiated Trulia mobile applications for consumers on several major mobile platforms and devices:

•	m.trulia.com: A mobile-optimized website accessible on mobile device browsers.

•	Real Estate App: Our full-featured Trulia real estate mobile application, available on iPhone, iPad, Android Phone, Android Tablet, Kindle Fire, and Windows 8.

•	Rental App: Our mobile application optimized for users looking to rent a home, available on iPhone, Android Phone, Android Tablet, and Kindle Fire.

•	Agents App: Our mobile application optimized for real estate professionals, available on iPhone and Android Phone.

•	Mortgage App: Our mobile application optimized for users looking for mortgage information, available on iPhone and iPad.

Our Products for Real Estate Professionals

We offer real estate professionals a set of subscription and free products to promote themselves and their listings online and to connect with consumers searching for homes. We generally sell our subscription products on a one, three, six, or twelve-month basis, and therefore, our subscribers’ commitment periods may be short-term in nature. We also offer our subscription products at different price points. In addition to the pricing options, our subscribers can choose among different features and packages with each of our subscription products, as described below.

Our subscription products include:

•

Trulia Pro. Real estate agents can purchase one of three differently priced Trulia Pro packages to enhance their online presence, feature their listings in search results, and interact with potential clients more effectively. Benefits include enhanced lead generation, greater local lead rotation, featured listings, robust property pages, detailed contact information in search results, instant leads via mobile, and integrated recommendations with Facebook. We provide similar products to real estate brokers under the name Premium Listings.

•

Trulia Local Ads. Real estate professionals can purchase local advertising on Trulia’s website by zip code or city and by share of a given market. This functionality enables them to enhance their presence in their chosen market and generate more leads.

•

Trulia Mobile Ads. Real estate professionals can purchase local advertising on our mobile applications and mobile website by zip code and by share of a given market. This functionality enables them to feature their profile and contact information on search results and listings, thereby enhancing their visibility with transaction-ready consumers.

Subscribers of Trulia Pro, Trulia Local Ads, and Trulia Mobile Ads also have access to:

•	Trulia Insights. Real estate professionals receive more in-depth information about their leads to help them prioritize and respond to their best leads.

•	Trulia Instant Leads. We enable real estate professionals to respond to leads faster by connecting them with the consumer who sent the lead via phone or by notifying them via text message.

Our free products include:

•

Property listings. We offer real estate professionals the ability to reach a large, transaction-ready audience and the potential to acquire leads by listing their properties in our marketplace for free.

•	Mobile application. We have developed an Agent App for the iPhone and Android Phone that enables real estate professionals to manage their businesses anytime and anywhere.

•

Agent profile. Agents can create their own profile in our marketplace by posting contact information, photos, and qualifications, and can manage their brand by linking their profile to their activity on our forums and to Facebook. Agent profiles are posted on the Find a Pro section of our website.

•

Trulia Voices. Through our Trulia Voices forum, we enable real estate professionals to promote their presence by allowing them to connect meaningfully with consumers, network with other professionals, follow topics of interest to their audience, receive updates on neighborhoods, and broadcast their thoughts on our blogging platform.

•

Recommendations. We have built social search functionality into our Find a Pro database of agent profiles where users can sort agent profiles by number of recommendations. Additionally, real estate professionals can publish their recommendations on their Facebook Wall through integration with Facebook Connect.

•	Check-ins. Our real estate professionals can “check-in” on the Trulia mobile agent application to establish their presence at a property.

•

Agent training and advice blogs. We publish two blogs, Trulia Pro and Trulia Corporate, written by real estate industry experts with whom we partner to provide tips, advice, and education for buyers, sellers, and renters.

•

Tools and widgets. We offer real estate professionals a number of tools and widgets that they can incorporate into their personal websites to display local real estate information such as a slideshow widget to play photos of properties or a widget to broadcast their contributions on Trulia Voices on their blog or website.

Our Products for Advertisers

We sell display media advertising on a cost-per-impression and cost-per-click basis to national advertisers seeking to reach the large and attractive audience for our online properties and those of our publisher partners. We display their advertisements on our home page and on individual web pages through graphical displays and text links, and help these customers optimize their advertisements’ effectiveness through our robust targeting capabilities. We also offer display media advertising on our mobile website that is optimized for mobile device web browsers.

Seasonality

From time to time, we generally experience seasonality in subscription revenue and display advertising due to fluctuations in traffic to our website and mobile applications. During the fourth quarter of each year, traffic to our marketplace has historically declined and our revenue has historically grown more slowly than in other quarters or has declined sequentially. Conversely, we typically experience higher growth in traffic and revenue during the spring and summer months, when consumers are more likely to buy new homes. We expect that seasonality will continue to affect traffic in our marketplace, as well as our revenue from subscriptions and advertising.

Technology and Engineering

Product development and innovation are core pillars of our engineering culture that aims to delight our users and customers with our products. We provide our web and mobile products using a combination of in-house and third-party technology and products.

Big data and proprietary algorithms. We have developed our technology platform to handle data at large scale. On a daily basis, we process several million home listings from thousands of data feeds through our proprietary algorithms and heuristic data validation engine to sort, augment, and select the most up-to-date and accurate data to display.

Infrastructure. We currently manage our platform from two locations. The primary location where we host our production environment, is within a shared data center environment in Santa Clara, California. We use a second hosted facility, located in Oakland, California, for production service backup and for our development environment. We are building out a third hosted facility in Denver, Colorado, for redundancy, backup, and load balancing purposes. Our website and mobile applications are designed to have high availability, from the Internet connectivity providers we choose, to the servers, databases, and networking hardware that we deploy. We design our systems such that the failure of any individual component is not expected to affect the overall availability of our platform. We also leverage content delivery networks and use other third-party cloud computing services, including map-related and ad serving services, to ensure fast and local access to content. We employ a host of encryption, antivirus, firewall, monitoring, and patch-management technology to protect and maintain our systems.

Innovation. In addition to our new product development efforts, we encourage technological advances by directing a portion of our engineering team’s time towards organized innovation days. Each quarter, our product managers and engineers share ideas and experiments and recruit their peers to join their projects to bring a new concept to life. As progress is shared with the larger group, these new ideas receive additional input and product planning and are frequently the basis of new products and features we offer.

Agile methodology and quality focus. Our software development methodology is agile and promotes teamwork, collaboration, and process adaptability throughout the life cycle of a development project. We believe this methodology yields robust, high quality, efficient, and nimble software development. We also invest heavily in the quality of our technology with robust testing at each stage in our development process.

In June 2012, we entered into a Platform Services Agreement with Move Sales, Inc., or ListHub, which provides us with a substantial portion of the unique listings in our marketplace. This agreement supersedes our prior agreement with ListHub for the provision by ListHub of listings to us. Under the terms of this agreement, ListHub grants to us a nonexclusive license to display listings on our platform and use these listings for the purpose of providing real estate professionals with information relating to lead generation management and advertising products. This agreement contains a 48-month term and renews automatically for additional one year terms unless canceled upon the provision of 90 days prior notice by either party. This agreement is not cancelable by ListHub except in the case of material uncured breach by us or our filing for bankruptcy, insolvency or assignment for the benefit of creditors, or if a receiver is appointed on our behalf.

We maintain our technology infrastructure at a facility in Santa Clara, California maintained by Equinix Operating Company, Inc., or Equinix. Equinix provides data center space to us under the terms of a master service agreement. This agreement terminates on the earlier of the date that it is terminated by either party or the last order made under the agreement terminates or expires. This agreement is not cancelable by Equinix except in the case of material uncured breach by us, the suspension by Equinix three or more times during any 12 month period of its services pursuant to the terms of this agreement, our liquidation, cessation to do business or insolvency, or the condemnation of the physical space subject to this agreement.

Marketing

Our principal marketing strategy has been to develop a superior user experience that will drive audience growth and brand recognition. We have not historically spent significantly on marketing programs, but have focused on organic and viral growth driven by our user base. As our consumer audience has grown, real estate professionals have followed consumers to Trulia. We have also grown our brand among real estate professionals and the real estate industry through tradeshow participation, social engagement, and ongoing education via webinars, newsletters, and word of mouth.

In addition, our media outreach programs have been major drivers in growing our brand. We publish a series of blogs and actively use social media to share and spread content on a variety of topics to elevate our brand, including:

•

Trends in the real estate market. We analyze publicly available data in combination with the rich data and content in our marketplace to create unique and proprietary insights on real estate trends, which we publish on our Trulia Trends blog. Our regularly published blogs and reports include:

•	Trulia Price Monitor and Trulia Rent Monitor. Our view on asking home sale and rent prices that is published monthly.

•	Housing Barometer. Our view of the state of the housing market that is published monthly.

•	Rent vs. Buy. Our analysis comparing the economics of renting versus buying that is published quarterly.

•	Metro Movers. Our observations of search trends for homes within the United States that is published quarterly.

•	Foreign Buyers. Our report on search trends for homes by people outside the United States that is published semi-annually.

•	Consumer Surveys. Our survey of consumers covering topics such as the “American Dream” of homeownership, attitudes about housing, and public policy that is published quarterly.

These reports are used by, and our Chief Economist is quoted regularly in, major news outlets, including The Wall Street Journal, Bloomberg, The New York Times, Time Magazine, and U.S. News & World Report.

•

Advice for real estate professionals. Our blogs for real estate professionals, Trulia Pro and Trulia Corporate, written by well-known real estate industry experts with whom we partner, elevate Trulia’s brand awareness amongst the community of real estate professionals.

•

Celebrity and luxury homes. Luxe Living is our blog dedicated to the latest developments on celebrity and luxury homes. This blog and its content have been featured on ExtraTV, E! News, US Weekly, The Los Angeles Times, and more.

We also cultivate our brand awareness through social media channels, such as Facebook and Twitter.

Customers

Real estate professionals that pay for our subscription products include:

•	Agents, who collaborate with consumers, seek leads, and manage transactions;

•	Brokers, which recruit, train, and provide core real estate services to agents; and

•	National real estate franchisors, which provide real estate services to franchisees to enable the growth of their brand.

The majority of our real estate professional subscribers are agents. As of December 31, 2012, we had more than 390,000 active real estate professionals in our marketplace, 24,443 of whom were paying subscribers. A key focus of our sales and marketing activities has been to further penetrate the large base of more than 2.8 million real estate professionals in the United States. If we are unable to increase the number of total subscribers in our marketplace, our revenue may not grow and our operating results could suffer.

Our advertising solutions are purchased by a diverse cross-section of brand advertisers that operate within the real estate ecosystem, and those that seek to reach our highly educated and affluent audience. In the years ended December 31, 2010, 2011, and 2012, the ten largest advertising partners accounted for 50%, 50% and 63%, respectively, of our media revenue.

No single customer accounted for 10% or more of our total revenues in any of the years ended December 31, 2010, 2011, or 2012.

Sales and Customer Support

We have dedicated sales teams that support our marketplace business and our display advertising business.

For our marketplace business, the majority of our sales are made by our inside sales team that sells our subscription products to real estate professionals. Our inside sales team is located in our San Francisco and Denver offices and attracts new subscribers through a combination of outbound calling and inbound customer requests generated from our website and marketing activities. We also have a field sales team that sells our marketplace products at larger deal sizes to real estate brokers, franchisors, and builders.

For our display advertising business, we maintain a field sales team based in New York, to specifically target large advertising customers in the real estate and related content categories, such as insurance companies, mortgage providers, and home improvement companies, as well as other brand advertisers that seek to reach our audience. Our field sales team develops direct relationships with these advertisers and the agencies that serve them.

We place a high value on providing quality support to our users, marketplace subscribers, and advertisers. Our customer support team, based in San Francisco and Denver, responds to commercial and technical questions from our users and advertisers.

Competition

The markets in which we operate are highly competitive and fragmented. Consumers research homes through a variety of sources. Similarly, real estate professionals use a variety of marketing channels to promote themselves and find clients. Consequently, we face competition from a variety of direct and indirect channels, and we believe we compete favorably.

Competition for consumers

We compete to attract consumers to our website and mobile applications primarily on the basis of the breadth and quality of listings; user experience; the breadth, depth, and relevance of the insights on homes, neighborhoods, and real estate professionals; brand and reputation; and the quality of mobile products.

Our principal competitors for consumers include:

•	Print media, including local newspapers, magazines, and home/apartment guide publications;

•	Online real estate marketplaces such as Homes.com, MSN Real Estate, Realtor.com, Yahoo! Real Estate, and Zillow.com;

•	Online brokerage service providers such as Redfin and ZipRealty;

•	MLSs across the United States;

•	Full-service real estate brokerage service providers such as Century 21 and Coldwell Banker;

•	Online rental listing providers such as ApartmentGuide.com and Rent.com;

•	General online classifieds such as Craigslist; and

•	Websites of real estate brokerages and individual agents.

Competition for real estate professionals

We compete for a share of real estate professionals’ overall marketing spend with traditional, offline media, and other online marketing channels. We compete primarily on the basis of the size and attractiveness of the consumer audience; quality and measurability of leads; perceived return on investment; effectiveness of marketing and workflow tools; and quality of mobile products.

Our principal competitors for real estate professionals include:

•	Print media, including local newspapers, magazines, and home/apartment guide publications;

•	Other traditional media, including television and radio;

•	Other online real estate marketplaces;

•	Social networking services such as Facebook and Twitter;

•	Search engines such as Bing, Google, and Yahoo!;

•	Websites offering display advertising; and

•	Email marketing software and tools.

Competition for advertisers

We face competition to attract advertisers to market their products on our website. The basis of competition includes size, demographics, and overall attractiveness of an audience; pricing; and the ability to target desired audience segments.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets, and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

We registered “Trulia” as a trademark in the United States and several other jurisdictions. We also have filed other trademark applications in the United States and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.

We have two patent applications pending in the United States, which seek to cover proprietary techniques relevant to our products. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.

We are the registered holder of a variety of domestic and international domain names that include “Trulia” and similar variations.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors, and business partners. Our employees and contractors are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our general and product-specific terms of use on our website.

Employees and Company Culture

As of December 31, 2012, we had 519 full-time employees, with 112 in technology, 348 in sales, marketing, and customer support, and 49 in general and administrative functions. We had 282 full-time employees in our San Francisco headquarters, 206 in our Denver location, 24 in our New York office, and 7 of our employees work remotely. None of our employees is represented by a labor union with respect to his or her employment with us.

We believe that our team and company culture have been among the keys to our success, allowing us to attract a talented group of employees, create a dynamic work environment, and continuously deliver innovation in a highly competitive market. As a team, we embrace the following I.M.P.A.C.T. principles:

Innovate	We are passionate about improving the online real estate experience, we reject status quo, and we believe in cultivating the best ideas from everyone in the organization.

Make a difference	We expect big results, and believe success stems from a focus on the impact of our efforts, not just input or output.

People matter	We are the company’s most valuable assets—we are committed to a fun work environment that helps us reach our potentials, without neglecting the importance of personal lives.

Act with integrity	If there is doubt, you should know you are wrong, and we strive to do what is right even when no one is looking.

Customer obsessed	No matter our role, we each work hard to understand the needs of our customers, clients, and partners, and we are committed to exceeding their expectations.

Trust and respect each other	We debate with passion, trust each other’s intentions, act with humility, and appreciate individuals’ ideas, talents and abilities, regardless of role, title, or tenure. We accept nothing less.

Facilities

In May 2010, we entered into a lease effective through May 2014 for approximately 32,000 square feet of office space that houses our principal offices in San Francisco. In March 2012, we entered into a sublease effective through March 2013 for approximately 9,500 square feet of additional office space in San Francisco. We lease additional office space in Denver and New York. In October 2012, we entered into a lease to extend our occupancy of this additional space in San Francisco and to add, effective April 2013, an additional 9,500 square feet of office space. The lease for this combined 19,000 square feet of office space runs through September 30, 2015. We believe our facilities are sufficient for our current needs.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights.

On September 12, 2012, Zillow filed a lawsuit against us in the United States District Court for the Western District of Washington, alleging that we infringe on one U.S. patent held by it. The lawsuit alleges that one component of our Trulia Estimates feature infringes Zillow’s patent insofar as Trulia Estimates allows homeowners to claim their homes and provide additional information about the properties, which enables us to update the valuation estimates for such properties. We started offering our Trulia Estimates feature in 2011. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees.

We believe we have meritorious defenses to Zillow’s claims. We filed a motion to dismiss Zillow’s complaint on December 19, 2012. The court deferred ruling on our motion to dismiss because the Federal Circuit Court of Appeals is expected to soon provide guidance on the question raised in our motion. We intend to continue to vigorously defend the lawsuit.

On January 10, 2013, Mortgage Grader, Inc., or Mortgage Grader, filed a lawsuit against us in the United States District Court for the Central District of California, alleging that we infringe on two U.S. patents held by it. The lawsuit alleges that our mortgage center infringes its patents. Mortgage Grader is seeking an injunction against the alleged infringement, compensatory damages, and attorneys’ fees. Based upon our preliminary review of the patents identified in the complaint, we believe we have meritorious defenses to Mortgage Grader’s claims. We intend to vigorously defend the lawsuit.

The foregoing litigation matters could cause us to incur significant expenses and costs. In addition, the outcome of any litigation is inherently unpredictable, and as a result of these litigation matters, we may be required to pay damages, an injunction may be entered against us that requires us to change certain features in our marketplace, or a license or other right to continue to deliver an unmodified version of such features may not be made available to us at all or may require us to pay ongoing royalties and comply with unfavorable terms. Any of these outcomes could harm our business. Even if we were to prevail, these litigation matters could be costly and time-consuming, could divert the attention of our management and key personnel from our business operations, and may discourage consumers, real estate professionals, and advertisers from using our marketplace.

Current and future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 1, 2013:

Name	Age	Position
Executive Officers:

Peter Flint	38	Co-Founder, Chairman, and Chief Executive Officer

Prashant “Sean” Aggarwal	47	Chief Financial Officer

Paul Levine	42	Chief Operating Officer

Daniele Farnedi	45	Chief Technology Officer

Scott Darling	40	Vice President, General Counsel, and Corporate Secretary

Non-Employee Directors:

Erik Bardman	46	Director

Theresia Gouw	44	Director

Sami Inkinen	37	Director

Robert Moles	58	Director

Gregory Waldorf	44	Director

Peter Flint. Mr. Flint is our co-founder and has served as our Chief Executive Officer and as Chairman of our board of directors since our inception in June 2005. From July 1998 to June 2003, Mr. Flint served in a variety of executive roles at lastminute.com Ltd., a European online travel company that he helped launch, including Head of Interactive Marketing and Business Development. Mr. Flint holds a Master of Physics degree from the University of Oxford and a Master of Business Administration degree from Stanford University.

We believe that Mr. Flint is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our Chief Executive Officer and one of our founders, his perspective as one of our significant stockholders, and his extensive background as an executive of companies in the Internet industry.

Prashant “Sean” Aggarwal. Mr. Aggarwal has served as our Chief Financial Officer since November 2011. Prior to joining us, Mr. Aggarwal served as Vice President of Finance and Chief Accounting Officer at PayPal, Inc., an online payments company, from June 2008 to October 2011. From March 2003 to May 2008, Mr. Aggarwal worked at eBay Inc. in various finance roles including as Vice President of Finance and Vice President of Financial Planning & Analysis. Prior to eBay, Mr. Aggarwal served as Director of Finance at Amazon.com, Inc. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Mr. Aggarwal holds a Bachelor of Arts degree from the College of Wooster and a Master of Management degree from Northwestern University’s Kellogg School of Management.

Paul Levine. Mr. Levine has served as our Chief Operating Officer since February 2011. Prior to joining us, Mr. Levine served as President of Digital at Current Media LLC, a broadcast media company, from February 2009 to February 2011. Prior to Current Media, Mr. Levine was Vice President of Marketing at AdBrite, Inc., an online advertising network, from August 2007 to October 2008. Prior to AdBrite, Mr. Levine served as Vice President and General Manager of Local at Yahoo! Inc., from April 2003 to July 2007. Mr. Levine has also held management positions at E*TRADE Financial Services Corporation. Mr. Levine earned his Bachelor of Arts degree from Amherst College and a Master of Business Administration degree from Stanford University.

Daniele Farnedi. Mr. Farnedi has served as our Chief Technology Officer since March 2013. Prior to serving as Chief Technology Officer, Mr. Farnedi served as our Vice President, Engineering since January 2007. Prior to joining us, Mr. Farnedi served as Director of Technology at Shopping.com, Inc., a price comparison company that was acquired by eBay, from October 2004 to January 2007. Prior to Shopping.com, Mr. Farnedi served as Director of Software Engineering at Looksmart, Ltd., from May 2000 to October 2004. Prior to Looksmart, Mr. Farnedi served as a Data Architect for Barclays Global Investors, a division of Barclays PLC, from April 1998 to May 2000, and as a Senior Software Engineer at Assyst GmbH, a leading computer-aided design software development company, from September 1995 to February 1998. Mr. Farnedi holds a Laurea degree in Electrical Engineering from the University of Bologna.

Scott Darling. Mr. Darling has served as our Vice President, General Counsel, and Corporate Secretary since October 2011. Prior to joining us, Mr. Darling served as Vice President, General Counsel, and Corporate Secretary at Imperva, Inc., from September 2010 until June 2011. Prior to Imperva, Mr. Darling served as Senior Attorney for Microsoft Corporation from May 2008 to September 2010 following the acquisition by Microsoft of Danger, Inc., a mobile software-as-a-service company. Mr. Darling served as Danger’s Vice President, General Counsel, and Corporate Secretary from November 2004 to April 2008, and as Senior Corporate Counsel from September 2002 to October 2004. Mr. Darling started his career as an attorney at the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP. Mr. Darling holds a Bachelor of Arts degree from Yale University and a Juris Doctor degree from the University of Michigan.

Non-Employee Directors

Erik Bardman. Mr. Bardman has served as a director since June 2012. Mr. Bardman has served as the Chief Financial Officer and Senior Vice President Finance of Logitech International S.A. since October 2009. Prior to joining Logitech, Mr. Bardman served as Acting Chief Financial Officer of ZillionTV Corporation, a personalized television service, from March 2009 to September 2009. Prior to ZillionTV, Mr. Bardman served in a number of positions at eBay, Inc., over five and one half years, including Vice President and Chief Financial Officer of eBay Marketplaces from May 2005 to September 2008. Prior to eBay, Mr. Bardman served in a number of positions at General Electric Company, over the course of 15 years, including Vice President of Strategic Pricing at GE Global Consumer Finance from October 1999 to June 2003. Mr. Bardman holds a Bachelor of Arts degree from Dickinson College and is also a graduate of General Electric’s Financial Management Program.

We believe that Mr. Bardman is qualified to serve as a member of our board of directors because of his deep expertise in finance and his experience as an executive at several successful technology companies.

Theresia Gouw. Ms. Gouw has served as a director since December 2005. Ms. Gouw is a general partner at Accel Partners, a venture capital firm, which she joined in 1999, where she focuses on software investments, with a specific interest in social commerce, vertical media, security, and consumer Internet/mobile applications. Ms. Gouw serves on the board of directors of Imperva, Inc., as well as on the boards of directors of several other software and technology companies that are portfolio companies of Accel Partners. Ms. Gouw holds a Bachelor of Science degree from Brown University and a Master of Business Administration degree from Stanford University.

We believe that Ms. Gouw is qualified to serve as a member of our board of directors because of her experience in the software and technology industries as an investment professional and as an executive, her experience as a director of other technology companies, as well as her perspective as a representative of one of our significant stockholders.

Sami Inkinen. Mr. Inkinen is our co-founder, served as our President from February 2010 to March 2012, and has served as a director since our inception in 2005. Mr. Inkinen served as our Chief Financial Officer and Chief Operating Officer from our inception until his promotion to President in February 2010. From June 2000 to

November 2002, Mr. Inkinen served as Co-Founder and Vice President, Business Development of Matchem Ltd., a wireless software company, of which he was a co-founder. Mr. Inkinen also was an associate consultant with McKinsey & Company, Inc. from January 2003 to August 2003. Mr. Inkinen holds a Master of Engineering degree from the Helsinki University of Technology and a Master of Business Administration degree from Stanford University.

We believe that Mr. Inkinen is qualified to serve as a member of our board of directors because of the perspective and experience he brings as one of our former executives and a founder, as well as his perspective as one of our significant stockholders.

Robert Moles. Mr. Moles has served as a director since June 2006. Mr. Moles has served as the Chairman of Intero Real Estate Services, Inc., a real estate brokerage company, since April 2004. Prior to joining Intero, Mr. Moles served as President and Chief Executive Officer of the Real Estate Franchise Group of Cendant Corporation from October 2001 to June 2004. Prior to Cendant, from March 1997 to October 2001, Mr. Moles served as President and Chief Executive Officer of Century 21 Real Estate LLC, a real estate franchise company. Mr. Moles serves on the board of directors for Heritage Bank of Commerce, Heritage Commerce Corporation, and Western Bancorp, Inc. He has served as an advisor to Santa Clara University and the University of San Diego. Mr. Moles holds a Bachelor of Science degree from Santa Clara University.

We believe that Mr. Moles is qualified to serve as a member of our board of directors because of his experience and expertise as an executive at several companies in the real estate industry and his experience as a director of other public companies.

Gregory Waldorf. Mr. Waldorf has served as a director since September 2005. Mr. Waldorf served as Chief Executive Officer of eHarmony, Inc., an online dating company, from April 2006 to January 2011. Mr. Waldorf has served on the boards of directors of several private companies. Mr. Waldorf holds a Bachelor of Arts degree from the University of California, Los Angeles and a Master of Business Administration degree from Stanford University.

We believe that Mr. Waldorf is qualified to serve as a member of our board of directors because he brings strategic insights and operational leadership and experience as a former chief executive officer of a technology company, as well as because of the experience and perspective he has obtained in his roles as an investor in, advisor to, and board member of, numerous companies.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Our board of directors consists of six directors, four of whom qualify as “independent” under New York Stock Exchange listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

•	the Class I directors are Peter Flint and Gregory Waldorf, and their terms expire at the annual meeting of stockholders to be held in 2013;

•	the Class II directors are Sami Inkinen and Theresia Gouw, and their terms expire at the annual meeting of stockholders to be held in 2014; and

•	the Class III directors are Erik Bardman and Robert Moles, and their terms expire at the annual meeting of stockholders to be held in 2015.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Ms. Gouw and Messrs. Bardman, Moles, and Waldorf do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Bardman, Moles, and Waldorf, with Mr. Bardman serving as Chairman. The composition of our audit committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Bardman is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews our policies on risk assessment and risk management;

•	reviews related party transactions;

•

obtains and reviews a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

Our compensation committee consists of Ms. Gouw and Mr. Waldorf, with Mr. Waldorf serving as Chairman. The composition of our compensation committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves, and determines, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and approves and makes recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Nominating and Governance Committee

Our nominating and governance committee consists of Messrs. Bardman, Moles, and Waldorf, with Mr. Waldorf serving as Chairman. The composition of our nominating and governance committee meets the requirements for independence under New York Stock Exchange listing standards and SEC rules and regulations. Our nominating and governance committee, among other things:

•	identifies, evaluates and selects, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and governance committee operates under a written charter that satisfies the applicable listing requirements and rules of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

The following table provides information concerning the compensation paid by us to each of our non-employee directors in the year ended December 31, 2012. Mr. Inkinen is a non-employee director, but his compensation is set forth in the section titled “Executive Compensation.” For all of our non-employee directors, we offer to reimburse any travel expenses or other related expenses for attending meetings.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($)	Option Awards ($) (2) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)	Total ($)
Current non-employee directors:
Erik Bardman	$4,875	—	$155,575	—			—	$160,450
Gregory Waldorf	$6,750	—	$272,930	—	$25,000	(4)	—	$304,680
Robert Moles	$3,375	—	$87,357	—			—	$90,732
Theresia Gouw	$1,250	—	$85,260	—			—	$86,510

(1)	Cash fees paid for board and/or committee service reflect a partial year of service beginning upon the completion of our IPO in September 2012.
(2)	The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the director in fiscal 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the stock-based compensation note to our audited financial statements included in this prospectus.
(3)	As of December 31, 2012, the aggregate number of shares underlying options awards outstanding for each of our non-employee directors was:

Name	Options
Erik Bardman	24,500
Robert Moles	126,175
Theresia Gouw	10,500
Gregory Waldorf	49,000

(4)	We paid Mr. Waldorf a cash bonus of $25,000 in 2012 as an incentive to become our lead independent director.

Gregory Waldorf Letter Agreement

In January 2012, we entered into a letter agreement with Gregory Waldorf confirming his agreement to serve as the lead independent director of our board of directors. Pursuant to the letter agreement, in February 2012, our board of directors granted to Mr. Waldorf a stock option to purchase 24,500 shares of common stock at a price per share of $6.81, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Waldorf vests monthly over a 12-month period, and has a vesting commencement date of July 1, 2011. As such, a majority of shares subject to the stock option were vested on the date of grant, which was in recognition of Mr. Waldorf’s significant contributions and service to us as a director and advisor. In addition, pursuant to the letter agreement, we also paid Mr. Waldorf a cash bonus of $25,000 in April 2012, and agreed to reimburse him for reasonable travel and incidental expenses that we approve. Additionally, in July 2012, our board of directors granted to Mr. Waldorf a stock option to purchase 24,500 shares of common stock at a price per share of $16.53, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Waldorf vests monthly over a 12-month period, and has a vesting commencement date of July 1, 2012. The vesting of both of Mr. Waldorf’s stock option grants accelerate in full upon a “company transaction” (as defined in the 2005 Plan). Both of Mr. Waldorf’s stock option grants are “early-exercisable” as to unvested shares, provided that unvested shares are subject to our repurchase on a termination of service.

Erik Bardman Letter Agreement

In May 2012, we entered into a letter agreement with Erik Bardman confirming his agreement to serve on our board of directors and as the chairman of our audit committee. Pursuant to the letter agreement, our board of directors granted to Mr. Bardman a stock option to purchase 24,500 shares of our common stock at a price per share of $13.32, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Bardman vests monthly over a 12-month period and has a vesting commencement date of June 5, 2012. The vesting of Mr. Bardman’s stock option grant accelerates in full upon a “company transaction” (as defined in the 2005 Plan). Mr. Bardman’s stock option grant is “early-exercisable” as to unvested shares, provided that unvested shares are subject to our repurchase on a termination of service.

Option Grants to Directors

In February 2012, our board of directors granted to Robert Moles a stock option to purchase 12,250 shares of our common stock at a price per share of $6.81, which was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Moles vests monthly over a 12-month period and has a vesting commencement date of February 1, 2012. The vesting of Mr. Moles’s February 2012 stock option grant accelerates in full upon a “company transaction” (as defined in the 2005 Plan). Mr. Moles’s February 2012 stock option grant is “early-exercisable” as to unvested shares, provided that unvested shares are subject to our repurchase on a termination of service. In addition, on September 19, 2012, our board of directors granted to Mr. Moles a stock option to purchase 5,825 shares of our common stock at a price per share of $17.00, which was the IPO price of our common stock and was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Moles vests monthly over a five-month period and has a vesting commencement date of February 1, 2013. The vesting of Mr. Moles’s September 2012 stock option grant accelerates in full upon a “change in control” (as defined in the 2012 Plan).

On September 19, 2012, our board of directors granted to Theresia Gouw a stock option to purchase 10,500 shares of our common stock at a price per share of $17.00, which was the IPO price of our common stock and was the fair market value of our common stock on the date of grant. The stock option granted to Ms. Gouw vests monthly over a nine-month period and has a vesting commencement date of October 1, 2012. The vesting of Ms. Gouw’s stock option grant accelerates in full upon a “change in control” (as defined in the 2012 Plan).

On September 19, 2012, our board of directors granted to Sami Inkinen a stock option to purchase 10,500 shares of our common stock at a price per share of $17.00, which was the IPO price of our common stock and was the fair market value of our common stock on the date of grant. The stock option granted to Mr. Inkinen vests monthly over a nine-month period and has a vesting commencement date of October 1, 2012. The vesting of Mr. Inkinen’s stock option grant accelerates in full upon a “change in control” (as defined in the 2012 Plan).

Directors who are also our employees receive no additional compensation for their service as a director. During 2012, Messrs. Flint and Inkinen were employees. See the section titled “Executive Compensation” for more information about their compensation.

Outside Director Compensation Policy

On October 30, 2012, our board of directors adopted the Outsider Director Compensation Policy to formalize our practices regarding cash and equity compensation to non-employee directors.

Cash Compensation

Under the Outsider Director Compensation Policy, non-employee directors will receive annual cash retainers for service in the following positions:

Position	Annual Cash Retainer
Audit committee chair	$16,000
Audit committee member other than chair	10,000
Compensation committee chair	10,000
Compensation committee member other than chair	5,000
Nominating and governance committee chair	7,000
Nominating and governance committee member other than chair	3,500

Equity Compensation

Non-employee directors are eligible to receive all types of equity awards (except incentive stock options) under our 2012 Equity Plan, or the 2012 Plan, including discretionary awards not covered under the Outsider Director Compensation Policy. All awards under the Outsider Director Compensation Policy will be automatic and non-discretionary.

The Outsider Director Compensation Policy provides that on the date of each annual meeting of stockholders following our IPO, each non-employee director, will be granted an annual award of restricted stock units under the Plan having a value equal to $100,000. In addition, the lead independent director and the audit committee chair will each receive an additional annual award having a value equal to $100,000 at each annual meeting. Each annual award will fully vest on the earlier to occur of: (i) the next annual meeting following the date of grant or (ii) the anniversary of the grant date, in each case, subject to continued service as a director through the vesting date. For purposes of the Outsider Director Compensation Policy, value means the per share fair market value of the our common stock on a given date, multiplied by the shares subject to the annual award.

Notwithstanding the vesting schedule described above, the vesting of all equity awards granted to a non-employee director, including any award granted outside of the Outsider Director Compensation Policy, will vest in full upon a “change in control” (as defined in the 2012 Plan).

EXECUTIVE COMPENSATION

Overview

The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

The compensation provided to our named executive officers for 2012 is detailed in the 2012 Summary Compensation Table and accompanying footnotes and narrative that follows this section. This section explains our executive compensation philosophy and objectives, our compensation-setting process, and the elements of our compensation program.

Our named executive officers in 2012 were:

•	Peter Flint, our Chief Executive Officer, or CEO, and co-founder;

•	Sami Inkinen, our former President and co-founder;

•	Sean Aggarwal, our Chief Financial Officer, or CFO;

•	Paul Levine, our Chief Operating Officer, or COO;

•	Daniele Farnedi, our Chief Technology Officer; and

•	Scott Darling, our Vice President, General Counsel, and Corporate Secretary.

In March 2012, Mr. Inkinen’s employment with us ended, but Mr. Inkinen continues to serve as one of our directors. During 2012, Mr. Farnedi served as our Vice President, Engineering and was appointed as our Chief Technology Officer in March 2013.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to provide a compensation program that attracts and retains our executive officers, including our named executive officers, and to motivate them to pursue our corporate objectives while encouraging the creation of long-term value for our stockholders. We strive to provide compensation packages to our executive officers that are competitive, reward achievement of our business objectives, and align executive and stockholder interests through equity ownership.

Our executive compensation program is designed to achieve the following principal objectives:

•	attract, motivate and retain qualified executives to support growth expectations;

•	provide total direct compensation, consisting of salary and short-term and long-term incentive awards that are competitive with the market while remaining internally equitable and fair;

•	ensure that our executive compensation program and actual payouts are aligned with financial performance and strategic business goals;

•	ensure a substantial portion of each executive’s total compensation is at-risk and varies based on company and individual performance; and

•	align the executive compensation program with both short-term and long-term stockholder interests.

Compensation-Setting Process

Role of the Board of Directors and Compensation Committee

The initial compensation arrangements with our executive officers, including the named executive officers, have been determined in negotiations with each individual executive when such executive joined us. Historically, the board of directors or our CEO has been responsible for negotiating these arrangements.

With respect to continuing executive compensation arrangements, historically, our board of directors has been responsible for overseeing, determining, and approving the compensation of our CEO and our former President, and has been responsible for overseeing the compensation of our other executive officers on an informal basis. With respect to the compensation of our named executive officers other than our CEO, our board of directors consults with our CEO and has typically informally approved his recommendations because of his closer nexus to his direct reports. Historically, our board of directors has overseen our 2005 Stock Incentive Plan, or the 2005 Plan, and awards thereunder.

Typically, in the first quarter of each year, our board of directors would review the compensation of our CEO. At that time, our board of directors would also evaluate the performance of the company and the CEO’s contributions thereto to determine whether to pay him cash bonuses for the previous year and, if so, the amount of any such bonuses.

In February 2012, we established a compensation committee of our board of directors that has assumed responsibility for overseeing our executive compensation program and will approve the compensation of our CEO and our executive officers. The compensation committee determined incentive compensation earned by our named executive officers for the 2012 performance period. Going forward, the compensation committee will be responsible for annually reviewing and approving compensatory arrangements for our named executive officers and will act as administrator of our equity compensation plans. See the summary description of the compensation committee’s composition and charter in the section titled “Management—Committees of the Board of Directors—Compensation Committee.”

Role of Senior Management

In prior years, our CEO has typically sought the approval of our board of directors on an informal basis regarding the compensation for our other named executive officers. While, historically, our board of directors had final authority with respect to compensation decisions for our executive officers, our board of directors typically deferred to the recommendations of our CEO with respect to our other named executive officers because our CEO had a better understanding of the performance of his direct reports. With respect to his role in our executive compensation process, our CEO quarterly reviewed the performance of the other named executive officers and consulted with our board of directors on an informal basis on his conclusions and recommendations as to their compensation, including base salary adjustments and cash bonus payouts. Our CEO advised our board of directors on recommended stock option awards to the other named executive officers, which were subject to formal approval by our board of directors.

Following the establishment of the compensation committee in 2012, our CEO continued to have a similar advisory role to the compensation committee with respect to compensation decisions.

Role of Compensation Consultant

The compensation committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies.

In May 2012, the compensation committee retained Radford, a national compensation consultant, to provide it with information, recommendations and other advice relating to executive compensation on an ongoing basis. Accordingly, Radford now serves at the discretion of the compensation committee. The compensation committee has directed Radford to develop one or more groups of peer companies to help us determine the appropriate level of overall compensation for our executive officers, as well as assess each separate element of compensation, with a goal of more formally ensuring that the compensation we offer to our executive officers is competitive and fair.

In October 2012, the compensation committee retained Radford to provide it with information, recommendations and other advice relating to a peer group evaluation and executive compensation review. In November 2012, the compensation committee approved the following peer group for use in benchmarking and evaluating our executives’ compensation: Bazaarvoice, Blue Nile, Brightcove, Dice Holdings, eHealth, Ellie Mae, Eloqua, Epocrates, Jive Software, Liveperson, LogMeIn, Market Leader, Move Inc., OpenTable, Spark Networks, Tangoe, TechTarget, Vocus, XO Group, Yelp, and Zillow. With respect to the 2012 compensatory decisions, the compensation committee did not use the peer group and/or benchmark executive compensation and the compensation committee only considered third-party survey data for a general understanding of market compensation practices.

As we continue to become established as a publicly-traded company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve as will our process for establishing executive compensation. In the future, the compensation committee may continue to retain Radford or another compensation consultant to advise us regarding our executive compensation program to ensure that it remains properly aligned with our ongoing business strategy and that the pay mix and levels are competitive with current market practices.

Elements of Executive Compensation

Our compensation program for our named executive officers in 2012 reflects our stage of development as a private company that was transitioning towards becoming a publicly-traded company. As a private company, we had emphasized the use of equity in the form of stock options to incentivize our named executive officers to focus on our growth and create sustainable long-term stockholder value. Our founders were initially incentivized through restricted stock. After our IPO, we introduced restricted stock units as a form of equity compensation to our named executive officers. We believe that equity awards offer our named executive officers a valuable long-term incentive that aligns their interests with the interests of our stockholders.

We also offer cash compensation to our named executive officers in the form of a base salary and an annual cash incentive award opportunity at levels that we believe, based on the experience and knowledge of our board of directors, the compensation committee and our management team, are competitive for our stage of development and industry. Our annual cash incentive award opportunities generally focus on the achievement of specific near-term financial and strategic objectives and individual key performance objectives that will further our longer-term growth objectives. In addition, in order to attract and induce potential executive officers to leave their existing employment, we occasionally provide for a sign-on bonus. In the case of the recruitment of our CFO, we also offered certain relocation benefits.

Base Salaries

Base salaries provide our named executive officers with a fixed amount of consistent compensation and are an important motivating factor in attracting and retaining these individuals. We do not apply specific formulas to determine adjustments to base salary. Historically, the base salaries of our CEO and former President were reviewed and adjusted on a periodic basis by our board of directors. In 2012, the compensation committee was responsible for reviewing and approving base salaries for our named executive officers. For our CEO, the compensation committee considered the recommendations of our former President and also the scope of our CEO’s performance, individual contributions, responsibilities, experience, and prior base salary level. For our other continuing named executive officers, our CEO reviewed and recommended adjustments of base salary to the compensation committee, taking into consideration the scope of the named executive officer’s performance, individual contributions, responsibilities, experience, prior base salary level, and, in the case of a promotion, position. With respect to our named executive officers, their initial base salaries were generally established through arm’s-length negotiations at the time each named executive officer was hired, taking into account his qualifications, experience, prior salary level, and the base salaries of our other executive officers.

In March 2012, the compensation committee approved base salary increases for our named executive officers as set forth below. In making this adjustment, the compensation committee considered the subjective factors described above, as well as the contributions expected from, and responsibilities of, each named executive officer in preparing us to transition from a private company to a publicly-traded company. Messrs. Aggarwal and Darling did not receive base salary increases because they were hired late in 2011 and their base salaries at that time had been recently determined through arm’s-length negotiations.

Named Executive Officer	Base Salary at End of 2012	Base Salary Raise in 2012
Peter Flint	$285,000	$25,000
Sami Inkinen (1)	250,000	—
Sean Aggarwal	260,000	—
Paul Levine	270,000	20,000
Daniele Farnedi	225,500	20,500
Scott Darling	230,000	—

(1)	Mr. Inkinen resigned as our President effective March 31, 2012. The base salary reflected is his salary as of his termination date.

Annual Incentive Compensation

In establishing our annual incentive compensation plan, our objective is to provide cash awards linked to company and individual performance, remain competitive in the marketplace and drive performance toward company goals. Corporate goals focus on overarching objectives for the organization, while individual objectives represent key performance expectations at the departmental or individual level. In setting these objectives, we identify the financial and operational results required to successfully grow the business, while also recognizing that internal and external factors may hinder this progress. As such, these objectives are intended to be challenging to achieve but within reach. Our annual incentive compensation plan for named executive officers is a component of the SMT Bonus Plan, which is summarized and described in the section titled “Employee Benefit and Stock Plans” below. For 2012, the compensation committee determined that the appropriate performance period would be annual because the compensation committee believed a full annual period reflected the best means for evaluating and rewarding performance. The compensation committee selected revenue and (adjusted) EBITDA as the corporate performance goals because these represented key objectives for us in 2012. The compensation committee determined the relative weighting between corporate and individual performance based on the role of the executive officer within the company. The percentage breakdown between corporate goals and individual goals for each named executive officer was as follows: (i) Messrs. Flint, Inkinen, Aggarwal, and Levine had a 90% corporate / 10% individual breakdown, and (ii) Messrs. Farnedi and Darling had a 70% corporate / 30% individual breakdown. Messrs. Flint, Inkinen, Aggarwal, and Levine, who are all c-level executives, had a greater emphasis on corporate goals because the compensation committee wanted to more closely tie the annual incentive opportunities to our c-level executives with corporate results. With respect to assessing individual performance, our CEO reviews the individual objectives for, and achievements of, the named executive officers (other than himself) because he is best suited to evaluate his direct reports. The compensation committee reviews the individual objectives for, and achievements of, our CEO. For 2012, corporate achievement was capped at 200% because the compensation committee wanted to continue incentivizing our named executive officers to exceed the performance goals, while maintaining a cost certainty with respect to incentive compensation. In addition to the annual bonus plan, the compensation committee approved a discretionary overachievement pool of potentially $500,000 or $1,000,000 if we exceeded both of our 2012 corporate goals beyond a certain level. Individual allocations under this discretionary overachievement pool to any eligible employee in our 2012 bonus plan would be recommended by our CEO, subject to approval by the compensation committee.

2012 Incentive Target

For 2012, our annual cash incentive award opportunities were designed to reward our named executive officers based on our performance and the individual named executive officer’s contribution to that performance. The target award opportunity for our CEO was established by the compensation committee. With respect to our other named executive officers, each target award opportunity was based on the contractual rights set forth in his respective offer letter agreement. The 2012 target award opportunities were as follows:

Named Executive Officer	Target Award Opportunity
Peter Flint	$110,000
Sami Inkinen	100,000
Sean Aggarwal	100,000
Paul Levine	100,000
Daniele Farnedi	31,000
Scott Darling	50,000

In addition to regular annual incentive compensation, our compensation committee, in 2012, determined that the financial thresholds for the 2011 incentive awards were too aggressive and established an incentive arrangement for our CEO and former President to potentially earn, based on 2012 performance, a portion of the incentive award that was not earned in 2011. Accordingly, the compensation committee determined a rollover bonus potential for our CEO and former President of $55,000 and $50,000, respectively. If we achieved 2012 semi-annual revenue targets that were deemed very challenging, then each applicable executive officer would receive 50% of the applicable rollover bonus potential. If we exceeded these semi-annual targets by more than 5%, then each applicable executive officer would receive 100% of the applicable rollover bonus potential. The rollover bonuses would have been paid, to the extent earned, in July 2012, subject to continued employment of the executive officer at the end of the six month period ending June 30, 2012. If the executive officer’s employment terminates prior to the end of the six month period ending June 30, 2012, then any earned rollover bonus would be pro-rated. The rollover bonus was an incentive opportunity separate from and in addition to any annual 2012 incentive award.

2012 Incentive Achievement

None of our named executive officers received an annual cash incentive award for 2012 because we did not meet the minimum revenue and adjusted EBITDA objectives established under the SMT Bonus Plan or the revenue targets under the rollover bonus opportunity.

Sign-On Bonuses

In addition to our annual bonus opportunities, we occasionally provide for sign-on bonuses as a material inducement to join the company.

Equity-Based Incentive Compensation

We use stock options to attract, motivate, and incentivize the executive talent necessary to accomplish our business objectives while also providing a significant long-term interest in our success by rewarding the creation of stockholder value. Vesting for stock options is based on continued employment with us, generally over four years, thereby also encouraging the retention of our executive officers. In addition to stock options, we used restricted stock to incentivize our founders in connection with our incorporation. Also following our IPO, we started granting restricted stock units to provide for certain equity incentives regardless of fluctuations in our stock price.

Historically, we have not applied a formula to determine the size of individual stock options granted to our named executive officers. Instead, our board of directors has generally determined the size of individual grants using its collective business judgment and experience, taking into account, among other factors, the role and responsibility of the individual executive officer, the competitive market for the executive officer’s position and the size, value, and vesting status of existing equity awards. Based upon these factors, our board of directors or the compensation committee sets the size of each equity award at a level it considers appropriate to create a meaningful incentive.

Our executive officers generally receive a stock option grant at the time of hire, with only discretionary additional awards thereafter. In addition to the factors considered above, the size of new hire grants was based on arm’s-length negotiations at the time each named executive officer was hired. Our current informal practice is to not provide additional equity awards until after the initial stock option grant has been substantially vested.

During 2012, our board of directors and/or the compensation committee approved two named executive officer grants for an aggregate of 27,166 shares. Our board of directors granted a stock option to Mr. Inkinen for his service as a member of our board of directors and the compensation committee approved a merit grant to Mr. Farnedi because his existing option grants were largely vested compared to other named executive officers and we wanted to provide him with sufficient additional incentive to continue to align his interests with those of our stockholders.

The following table summarizes the size of the equity award grants awarded to each named executive officer in 2012:

Named Executive Officer	Number of Shares of Common Stock Underlying Stock Options Granted in 2012
Peter Flint	—
Sami Inkinen	10,500
Sean Aggarwal	—
Paul Levine	—
Daniele Farnedi	16,666
Scott Darling	—

In addition to the grants described above, in July 2012, the compensation committee amended the sign-on stock option grants of Messrs. Aggarwal and Darling to remove the one-year vesting cliff and to provide for monthly vesting over the four-year vesting period. The compensation committee made this amendment because it wanted Messrs. Aggarwal and Darling to be able to participate as selling stockholders in connection with our IPO and, absent the amendment, each of their sign-on grants would not have reached the one-year vesting cliff prior to our IPO.

Also in 2012, in connection with his confirmatory employment letter and in order to create parity among our named executive officers, we amended Mr. Farnedi’s 2011 stock option grant to provide for the similar potential accelerated vesting benefits as our other named executive officers.

We expect that the compensation committee may make discretionary equity grants shortly following the end of each year.

Retirement and Other Benefits

Our named executive officers receive health and welfare benefits under the same programs and subject to the same terms and conditions as our other salaried employees. These benefits include medical, dental, and vision benefits; health savings accounts; short-term and long-term disability insurance; accidental death and dismemberment insurance; and basic life insurance. In addition, to promote preventative health measures, we reimburse all our employees for gym memberships.

Our named executive officers are eligible to participate in our 401(k) retirement savings plan on the same basis as our other employees who satisfy the plan’s eligibility requirements. We may make discretionary contributions to the plan in any year, subject to certain limits. In 2012, we made matching contributions under our 401(k) retirement savings plan to all eligible participants.

Generally, we have not provided perquisites or other personal benefits to our named executive officers, other than those offered to our other salaried employees. However, in 2012, we provided our CFO, who resides over 50 miles from our offices in San Francisco, with an apartment in San Francisco for his use on a tax-neutral basis so long as Mr. Aggarwal is required to work in San Francisco. At the time of his hiring in 2011, we believed that without providing this benefit, we would not have been able to induce Mr. Aggarwal to join us and we continued this benefit in 2012. Currently, we do not view perquisites or other personal benefits as a component of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Certain Arrangements with Executive Officers

In August 2012, we entered into confirmatory employment letter agreements with Messrs. Flint and Farnedi that confirm the terms of their employment with us. In addition, the initial terms and conditions of employment for Messrs. Aggarwal, Levine and Darling are set forth in written offer letter agreements. Each of the agreements with our named executive officers was negotiated on our behalf by our CEO, who consulted with our board of directors, except for our confirmatory employment letter agreement with Mr. Flint, which was negotiated on our behalf by our board of directors. We believe that the confirmatory employment letter and offer letter agreements were necessary to induce these individuals to forego other opportunities or, in the case of the offer letter agreements, to leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling these executive positions, we recognized that it would be necessary to recruit candidates with the requisite experience and skills. Accordingly, we sought to develop competitive compensation packages to attract qualified candidates who could fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure, balancing both competitive and internal equity considerations.

For a summary of the material terms and conditions of these executive offer letter agreements, see “—Executive Confirmatory Employment Letter and Offer Letter Agreements.”

Severance and Change in Control Arrangements

The confirmatory employment letter and offer letter agreements and/or equity award agreements entered into with certain of our named executive officers provide certain protections in the event of their termination of employment under specified circumstances, including following a change in control of our company. We believe that these protections serve our executive retention objectives by helping our named executive officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of certain qualifying terminations of employment or a transaction that could result in a change in control of our company. The terms of these agreements were determined after review by our board of directors of our retention goals for each named executive officer. For a summary of the material terms and conditions of these severance and change in control arrangements, see the section titled “—Potential Payments Upon Termination or Change in Control.”

Other Compensation Policies

Stock Ownership Guidelines

At this time, the compensation committee has not adopted stock ownership guidelines with respect to our named executive officers, although it may consider doing so in the future. In connection with our IPO, we established an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to our common stock.

Compensation Recovery Policy

At this time, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. The compensation committee intends to adopt a general compensation recovery, or clawback, policy covering our annual and long-term incentive award plans and arrangements after the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Tax and Accounting Treatment of Compensation

Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and to certain other highly compensated officers. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Internal Revenue Code.

Under a certain Section 162(m) exception, certain compensation paid pursuant to a compensation plan in existence before the effective date of the IPO will not be subject to the $1 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the offering occurs. We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers under the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). The compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit under Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation

We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Internal Revenue Code during fiscal 2012, and we have not agreed and are not otherwise obligated to provide any named executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Internal Revenue Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Internal Revenue Code.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC Topic 718, formerly known as SFAS 123(R), for our equity-based awards. ASC Topic 718 requires companies to measure the compensation expense for all equity-based payment awards made to employees and directors, including stock options and restricted stock awards, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their equity-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Risk Assessment and Compensation Practices

Our management assesses and discusses with the compensation committee our compensation policies and practices for our employees as they relate to our overall risk management, and based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by each individual who served as our principal executive officer or principal financial officer at any time during fiscal 2012, and our three other named executive officers who were serving as executive officers as of December 31, 2012. These individuals were our named executive officers for fiscal 2012.

Name and Principal Position	Year	Salary ($)	Option Awards ($) (1)			Bonus ($)			Non-Equity Incentive Plan Compensation ($) (2)		All Other Compensation($) (3)			Total ($)
Peter Flint
Chief Executive Officer	2012 2011	$278,917 241,667	$	— 674,654		$	— —		$	— —	$	— —		$278,917 916,321
Sami Inkinen
Former President*	2012 2011	72,917 233,333		124,874 551,990	(6)		— —			— —		142,201 7,000	(7)	339,992 792,323
Sean Aggarwal
Chief Financial Officer	2012 2011	256,000 37,500		48,877 664,780	(6)		— 50,000	(4)		— 14,247		87,489 6,207	(5)	392,366 772,734
Paul Levine
Chief Operating Officer	2012 2011	264,180 220,673		— 1,171,840			— —			— 48,219		6,933 5,833		271,113 1,446,565
Daniele Farnedi
Chief Technology Officer	2012 2011	220,323 200,833		131,328 116,626			— —			— 23,000		6,106 6,662		357,757 347,121
Scott Darling
Vice President, General Counsel, and Corporate Secretary	2012 2011	226,462 39,219		19,551 265,912	(5)		— —			— 8,356		8,750 —		254,763 313,487

*	Mr. Inkinen resigned as our President in March 2012, but continues to serve as a member of our board of directors.
(1)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in fiscal 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the stock-based compensation note to our audited financial statements included in this prospectus.

(2)

The amounts reported represent performance-based awards earned by each named executive officer based on the achievement of certain of our company and individual management goals and the individual’s target incentive compensation amount, pro-rated for fiscal 2011 based on their hire date, if applicable. The material terms of the incentive compensation awards are described in the section titled “—Executive Compensation Philosophy and Objectives—Elements of Executive Compensation—Annual Incentive Compensation.” The amounts were paid in February 2012.

(3)	Unless otherwise described in the footnotes below, the amounts reported represent the amount of the matching contributions made by us to the named executive officer’s account under our 401(k) plan.
(4)	The amount represents a $50,000 sign-on bonus for Mr. Aggarwal earned in November 2011 when he joined, which was paid in January 2012.
(5)

Of the amount reported, $84,055 represents costs incurred by and reimbursed to Mr. Aggarwal in fiscal 2012 for housing costs in San Francisco as further discussed in “—Executive Confirmatory Employment Letter and Offer Letter Agreements—Sean Aggarwal.”

(6)

Of the amount reported, the following represents the incremental fair value, calculated in accordance with ASC Topic 718, as a result of material modifications to stock options: (i) Sami Inkinen, $39,614 (as a result of the extension of the post-termination exercise period provided in the Transition Agreement), (ii) Sean Aggarwal, $48,844 (as a result of removing the 12-month vesting cliff of Mr. Aggarwal’s sign-on stock option) and (iii) Scott Darling, $19,551 (as a result of removing the 12-month vesting cliff of Mr. Darling’s sign-on stock option).

(7)

Of the amount reported, $114,583 reflects a cash severance payment made to Mr. Inkinen pursuant to the Transition Agreement that we entered into with him in connection with his termination of employment, and $25,801 of the amount reported reflects payment of accrued vacation.

Grants of Plan-Based Awards 2012

The following table presents information regarding grants of plan-based awards made to our named executive officers during fiscal 2012.

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards ($) (1)			All Other Option Awards: Number of Securities Underlying Options #		Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Option Awards ($) (3)
Name	Grant Date	Threshold	Target
Peter Flint	—	—	$110,000	(4)	—		$—	$—
Sami Inkinen	9/19/2012	—	100,000	(5)	10,500	(10)	17.00	85,260
Sean Aggarwal	—	—	100,000	(6)	—		—	—
Paul Levine	—	—	100,000	(7)	—		—	—
Daniele Farnedi	7/27/2012	—	31,000	(8)	13,096	(11)	16.53	103,197
	7/27/2012	—	—		3,570	(11)	16.53	28,132
Scott Darling	—	—	50,000	(9)	—		—	—

(1)

The amounts represent target performance-based amounts payable at the time the grants of awards were made and assume the achievement of the corporate and individual components at the target levels for 2012. Payments under this plan are not subject to a minimum payment requirement but are subject to a maximum payment at the target amount. The material terms of the awards are discussed in the section titled “—Executive Compensation Philosophy and Objectives—Elements of Executive Compensation—Annual Incentive Compensation.”

(2)

The exercise price is set at the fair market value per share of our common stock on the grant date. For a discussion of our methodology for determining the fair value of our common stock, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(3)

The amounts reported represent the aggregate grant-date fair value of the stock options awarded to the named executive officer in fiscal 2012, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited financial statements included in this prospectus.

(4)	Mr. Flint did not receive an annual incentive bonus for fiscal 2012. The targets underlying this bonus were not achieved and no bonus was paid.
(5)	Mr. Inkinen did not receive an annual incentive bonus for fiscal 2012. His employment was terminated prior to the end of the fiscal year and he was not eligible for a payment.
(6)	Mr. Aggarwal was eligible to receive a $100,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(7)	Mr. Levine was eligible to receive a $100,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(8)	Mr. Farnedi was eligible to receive a $31,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(9)	Mr. Darling was eligible to receive a $50,000 annual incentive bonus, subject to specific performance metrics. The targets underlying this bonus were not achieved and no bonus was paid.
(10)

The stock option granted to Mr. Inkinen is not immediately exercisable and will vest in 9 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

(11)

The stock options granted to Mr. Farnedi are not immediately exercisable and will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date. In the event Mr. Farnedi’s employment is either terminated by us without cause or he resigns for good reason within 12 months following a change in control, then, in each case, Mr. Farnedi will be entitled to accelerated vesting in 50% of the then-unvested shares subject to the stock option.

Outstanding Equity Awards at Fiscal 2012 Year-End

The following table sets forth information regarding outstanding stock options held by our named executive officers at the end of fiscal 2012:

	Option Awards (1)
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Peter Flint	9/22/2009	(2)	266,339		61,465	$4.29	2/7/2021
Sami Inkinen	10/1/2012	(3)	2,333		8,167	17.00	9/19/2022
Sean Aggarwal	11/9/2011		241,772	(5)	—	5.55	11/8/2021
Paul Levine	2/14/2011		197,356		290,204	4.29	5/10/2021
Daniele Farnedi	1/18/2007		132,254		—	0.15	1/30/2017
	1/18/2011	(2)	27,152		29,514	4.29	2/7/2021
	7/27/2012	(4)	1,388		15,278	16.53	7/27/2022
Scott Darling	10/31/2011		19,506		68,502	5.55	11/8/2021

(1)

Each stock option was granted pursuant to our 2005 Plan. Unless otherwise described in the footnotes below, the stock options are not immediately exercisable. Unless otherwise described in the footnotes below, the shares of common stock subject to such stock options will vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the vesting commencement date, and the balance will vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter.

(2)

These stock options were granted to Messrs. Flint, Inkinen, and Farnedi on February 8, 2011. These options will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

(3)

This stock option was granted to Mr. Inkinen on September 19, 2012. This option will vest in 9 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date.

(4)

This stock option was granted to Mr. Farnedi on July 27, 2012. These options will vest in 48 successive equal monthly installments upon the completion of each month of service measured from the vesting commencement date. In the event Mr. Farnedi’s employment is either terminated by us without cause or he resigns for good reason within 12 months following a change in control, then, in each case, Mr. Farnedi will be entitled to accelerated vesting in 50% of the then-unvested shares subject to the stock option.

(5)

The stock option granted to Mr. Aggarwal is immediately exercisable for any or all of the shares subject thereto. However, 176,293 unvested shares purchased under such option will be subject to repurchase by us, at the lower of the original price paid per share or the current fair market value per share, should he cease to provide services to us prior to vesting in those shares.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of options during fiscal 2012 for each of our named executive officers.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Peter Flint	—	$—
Sami Inkinen	201,150	2,397,708
Sean Aggarwal	—	—
Paul Levine	48,200	516,222
Daniele Farnedi	20,300	301,455
Scott Darling	8,700	82,215

(1)	Reflects the difference between the market price of our common stock at the time of exercise on the exercise date and the exercise price of the option.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan during 2012.

Executive Confirmatory Employment Letter and Offer Letter Agreements

Peter Flint

We entered into a confirmatory employment letter agreement with Mr. Flint, our CEO, in August 2012. The confirmatory employment letter agreement has no specific term and constitutes at-will employment. Mr. Flint is eligible for an annual incentive bonus of $110,000, subject to achievement of specific performance metrics. In addition, Mr. Flint was eligible for a one-time rollover bonus of $55,000 in the six months ended June 30, 2012 that was not earned.

Sami Inkinen

We had not entered into an employment agreement or offer letter agreement with Mr. Inkinen. In 2012, in connection with his termination of employment, we entered into a transition agreement with Mr. Inkinen. For a summary of the material terms and conditions of the transition agreement, see “—Sami Inkinen Transition Agreement.”

Sean Aggarwal

We entered into an offer letter agreement with Mr. Aggarwal, our CFO, in October 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Aggarwal was provided with a $50,000 sign-on bonus payable within 30 days of his joining us. The sign-on bonus is subject to repayment if Mr. Aggarwal resigns within 12 months of his start date. Mr. Aggarwal is eligible for an annual incentive bonus of $100,000, subject to achievement of specific performance metrics. Mr. Aggarwal’s offer letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Aggarwal will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award. Also, we reimburse Mr. Aggarwal for an apartment in San Francisco on a tax-neutral basis so long as Mr. Aggarwal is required to work in San Francisco.

Paul Levine

We entered into an offer letter agreement with Mr. Levine, our COO, in February 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Levine is eligible for an annual incentive bonus of $100,000, subject to achievement of specific performance metrics. Mr. Levine’s offer letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Levine will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award.

Daniele Farnedi

We entered into a confirmatory employment letter agreement with Mr. Farnedi, our Vice President, Engineering, in August 2012. The confirmatory employment letter agreement has no specific term and constitutes at-will employment. Mr. Farnedi’s confirmatory employment letter agreement provides that Mr. Farnedi is eligible for an annual incentive bonus of $31,000, subject to achievement of specific performance metrics. Mr. Farnedi’s confirmatory employment letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Farnedi will be entitled to accelerated vesting in 50% of the then-unvested shares subject to the stock option granted to Mr. Farnedi in February 2011 and July 2012.

Scott Darling

We entered into an offer letter agreement with Mr. Darling, our Vice President, General Counsel, and Corporate Secretary, in October 2011. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Darling is eligible for an annual incentive bonus of $50,000, subject to achievement of specific performance metrics. Mr. Darling’s offer letter agreement provides that, in the event his employment is either terminated by us without “cause” (as defined below) or he resigns for “good reason” (as defined below), within 12 months following a change in control, then, in each case, Mr. Darling will be entitled to accelerated vesting in 50% of the then-unvested shares subject to his sign-on stock option award.

Definitions of Terms

For purposes of the offer letter agreements and confirmatory employment letter agreement with Mr. Farnedi, “cause” means dishonesty, fraud, serious misconduct, unauthorized use or disclosure of confidential information or trade secrets, or conduct prohibited by criminal law (except minor violations), in each case as determined by our board of directors, whose determination shall be conclusive and binding.

For purposes of the offer letter agreements of Messrs. Aggarwal, Levine, and Darling and the confirmatory employment letter agreement with Mr. Farnedi, “good reason” means:

•	A reduction in base compensation of greater than 25% due to a change in control;

•	The executive is subjected to discrimination, harassment or abuse as a result of race, color, religion, creed, sex, age, national origin, sexual orientation, or disability; or

•	Upon our or our successor’s request, the executive refuses to relocate to a facility or location outside the San Francisco Bay Area.

Sami Inkinen Transition Agreement

We entered into a transition agreement and release with Sami Inkinen, our former President, dated March 28, 2012. The agreement provides that Mr. Inkinen’s employment terminated on March 31, 2012 and in consideration for executing a release, Mr. Inkinen received: (1) continuing payments of his then-current base salary for six months; (2) continued eligibility to receive the rollover bonus described above on a pro-rated basis, subject to achievement of the 2012 performance measures; (3) reimbursement for mobile phone, voice, and data service expenses, up to $200 per month, for six months; and (4) COBRA reimbursements for a period of six months, or until Mr. Inkinen has secured other employment and has become eligible for health benefits from such new employer, whichever occurs first. Mr. Inkinen was paid $114,583 in severance pursuant to his Transition Agreement and also a payment of $25,801in accrued vacation.

As a part of the transition agreement, Mr. Inkinen agreed to continue to serve as a member of our board of directors until at least December 31, 2013. We will reimburse Mr. Inkinen for reasonable travel and other incidental expenses approved by us related to director service, so long as Mr. Inkinen provides us with appropriate receipts or other relevant documentation.

The transition agreement also provides that Mr. Inkinen will continue to vest in his outstanding stock option through September 30, 2012. Mr. Inkinen will be entitled to exercise his outstanding stock option until the later of one year after Mr. Inkinen ceases to provide any services to us or December 31, 2013 (but in no event later than the original 10-year expiration date set forth in the grant notice related to such stock option).

Potential Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of our named executive officers. For purposes of the table, a qualifying termination of employment is considered “in connection with a change in control” if such involuntary termination without cause or voluntary termination for good reason occurs within the period 12 months, unless otherwise described in the footnotes below, following the “change in control” (as defined in each agreement). Payments and benefits are estimated assuming that the triggering event took place on December 31, 2012. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Named Executive Officer	Accelerated Vesting of Options ($) (1)
Peter Flint	$734,507	(2)
Sami Inkinen	—	(3)
Sean Aggarwal	942,286	(4)
Paul Levine	1,733,969	(5)
Daniele Farnedi	176,346	(6)
Scott Darling	366,143	(7)

(1)

The amounts represent the intrinsic value of the stock options that would vest on an accelerated basis in connection with such termination. Such intrinsic value is determined by multiplying (a) the amount by which the fair market value per share of our common stock on December 31, 2012 of $16.24 exceeded the exercise price per share in effect under each option by (b) the number of unvested shares that vest on an accelerated basis under such option.

(2)

We have entered into an agreement with Mr. Flint that provides for 25% acceleration of unvested shares following a change in control and 100% acceleration of unvested shares if, within 12 months following a change in control, Mr. Flint is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 61,465 shares of common stock subject to Mr. Flint’s option would have accelerated if his employment had been terminated in connection with a change in control.

(3)

We have entered into an agreement with Mr. Inkinen that provides for 100% acceleration of unvested shares following a change in control. As of December 31, 2012, 8,167 shares of common stock subject to Mr. Inkinen’s option would have accelerated in connection with a change in control.

(4)

We have entered into an agreement with Mr. Aggarwal that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Aggarwal is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 88,147 shares of common stock subject to Mr. Aggarwal’s option would have accelerated if his employment had been terminated in connection with a change in control.

(5)

We have entered into an agreement with Mr. Levine that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Levine is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 145,102 shares of common stock subject to Mr. Levine’s option would have accelerated if his employment had been terminated in connection with a change in control.

(6)

We have entered into an agreement with Mr. Farnedi that provides for 50% acceleration of unvested shares subject his February 2011 and July 2012 stock option grants if, within 12 months following a change in control, Mr. Farnedi is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 22,396 shares of common stock subject to Mr. Farnedi’s option would have accelerated if his employment had been terminated in connection with a change in control.

(7)

We have entered into an agreement with Mr. Darling that provides for 50% acceleration of unvested shares if, within 12 months following a change in control, Mr. Darling is involuntarily terminated without cause (as defined in the notice of grant) or voluntarily terminates for good reason (as defined in the notice of grant). As of December 31, 2012, 34,251 shares of common stock subject to Mr. Darling’s option would have accelerated if his employment had been terminated in connection with a change in control.

Employee Benefit and Stock Plans

2012 Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, a 2012 Equity Incentive Plan, or the 2012 Plan. The 2012 Plan became effective on the business day immediately prior to the effective date of the registration statement in connection with our IPO. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. As of December 31, 2012, a total of 2,370,000 shares of our common stock have been reserved for issuance pursuant to the 2012 Plan, which number excludes the 1,102,112 shares that were added to the 2012 Plan as a result of the automatic annual increase on January 1, 2013. In addition, the shares reserved for issuance under the 2012 Plan also include shares returned to the 2005 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to the 2012 Plan pursuant to this provision is 1,000,000 shares). The number of shares available for issuance under the 2012 Plan will also include an annual increase on the first day of each fiscal year, equal to the least of:

•	2,100,000 shares;

•	4% of the outstanding shares of our common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

Plan Administration. Our board of directors or the compensation committee will administer the 2012 Plan. Subject to the provisions of the 2012 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under the 2012 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2012 Plan, the administrator determines the term of all other options. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2012 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2012 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under the 2012 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under the 2012 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under the 2012 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. The 2012 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2012 Plan.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2012 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2012 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2012 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. The 2012 Plan provides that in the event of a merger or change in control, as defined under the 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions will be deemed met.

Amendment, Termination. Our board of directors has the authority to amend, suspend, or terminate the 2012 Plan provided such action does not impair the existing rights of any participant. The 2012 Plan automatically terminates in 2022, unless we terminate it sooner.

2005 Stock Incentive Plan, as amended

Our board of directors adopted our 2005 Plan in June 2005, and our stockholders approved it in June 2005. Our 2005 Plan was most recently amended in February 2012. The 2005 Plan was terminated in connection with our IPO, but will continue to govern awards previously granted thereunder.

Authorized Shares. The 2005 Plan has terminated and no shares are available for the grant of future equity awards thereunder. Our 2005 Plan provided for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, restricted stock, and restricted stock units. As of December 31, 2012, options to purchase 3,361,873 shares of our common stock remained outstanding under our 2005 Plan.

Plan Administration. The compensation committee currently administers our 2005 Plan. Subject to the provisions of our 2005 Plan, the administrator has the power to interpret and administer our 2005 Plan and any agreement thereunder and to determine the terms of awards (including the recipients), the number of shares subject to each award, the exercise price (if any), the fair market value of a share of our common stock, the vesting schedule applicable to the awards together with any vesting acceleration, and the terms of the award agreement for use under our 2005 Plan. The administrator may, at any time, authorize the issue of new awards for the surrender and cancellation of any outstanding award with the consent of a participant. The administrator may also buy out an award previously granted for cash, shares, or other consideration as the administrator and the participant may agree.

Options. Stock options may be granted under our 2005 Plan. The exercise price per share of all options must equal at least 85% of the fair market value per share of our common stock on the date of grant, and the exercise price per share of incentive stock options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or certain other property, or other consideration acceptable to the administrator. After the termination of service of an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for three months after termination. If termination is due to death, disability or retirement, the option will generally remain exercisable, to the extent vested as of such date of termination, until the one-year anniversary of such termination. However, in no event may an option be exercised later than the expiration of its term. If termination is for cause, then an option automatically expires upon first notification to the participant of such termination.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2005 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of shares of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2005 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right granted in tandem with an option will be equal to the exercise price of the related option.

Stock Awards. Stock awards may be granted under our 2005 Plan. Stock awards are grants of shares of our common stock, the rights of ownership of which are not subject to restrictions prescribed by the administrator.

Restricted Stock. Restricted stock may be granted under our 2005 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator.

Stock Units. Stock units may be granted under the 2005 Plan. Stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Transferability of Awards. Our 2005 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustment. In the event of certain changes in our capitalization, the number of shares reserved under our 2005 Plan, the exercise prices of and the number of shares subject to outstanding options, and the purchase price of and the numbers of shares subject to outstanding awards will be proportionately adjusted, subject to any required action by our board of directors.

Merger or Change in Control. Our 2005 Plan provides that, in the event of a merger, change in control, or other company transaction, as defined under our 2005 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such corporate transaction. Stock options will then generally terminate immediately prior to the corporate transaction.

Amendment, Termination. Our board of directors may amend our 2005 Plan at any time, provided that such amendment does not impair the rights under outstanding awards without the award holder’s written consent. Upon completion of the IPO, our 2005 Plan was terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

SMT Bonus Plan

Our SMT Bonus Plan, or the Bonus Plan, was adopted by the compensation committee in March 2012. The Bonus Plan allows the compensation committee to provide cash incentive awards to selected executives, officers, or key employees, including our named executive officers, based upon performance goals established by the compensation committee.

Under the Bonus Plan, the compensation committee determines the performance goals applicable to any award, which goals may include, without limitation: attainment of research and development milestones; bookings; business divestitures and acquisitions; cash flow; cash position; contract awards or backlog; customer renewals; customer retention rates from an acquired company, business unit, or division; earnings (which may include earnings before interest, taxes, depreciation and amortization, earnings before taxes, and net earnings); earnings per share; expenses; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; inventory turns; inventory levels; market share; net income; net profit; net sales; new product development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; product defect measures; product release timelines; productivity; profit; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; stock price; time to market; total stockholder return; working capital; and individual objectives such as peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by the compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors the compensation committee determines relevant, and may be adjusted on an individual, divisional, business unit, or company-wide basis. The performance goals may differ from participant to participant and from award to award.

The compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the compensation committee’s discretion. The compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash only after they are earned, which usually requires continued employment through the date a bonus is paid. Payment of bonuses occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in the Bonus Plan.

The compensation committee has the authority to amend, alter, suspend or terminate the Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In fiscal 2012, we made matching contributions into the 401(k) plan. Our contributions to the 401(k) plan are discretionary and fully vested when contributed. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2010 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Transition Agreement

We entered into a transition agreement and release with Sami Inkinen, our former President, dated March 28, 2012. For a more detailed description of this agreement, see the section titled “Executive Compensation—Sami Inkinen Transition Agreement.”

Letter Agreements

In January 2012, we entered into a letter agreement with Gregory Waldorf, a non-employee member of our board of directors. See the section titled “Management—Non-Employee Director Compensation—Gregory Waldorf Letter Agreement” for a more detailed description of this agreement.

In May 2012, we entered into a letter agreement with Erik Bardman, a non-employee member of our board of directors. See the section titled “Management — Non-Employee Director Compensation — Erik Bardman Letter Agreement” for a more detailed description of this agreement.

Investor Rights Agreement

On May 8, 2008, we entered into a Third Amended and Restated Investor Rights Agreement with the holders of our outstanding convertible preferred stock, including entities affiliated with Accel Partners, Fayez Sarofim Investment Partnership, and Sequoia Capital, which each hold more than 5% of our outstanding capital stock, and Peter Flint and Sami Inkinen, our co-founders. As of February 26, 2013, the holders of 15,694,006 shares of our common stock, including our common stock issuable in connection with the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.

Executive Confirmatory Employment Letter and Offer Letter Agreements

We have entered into confirmatory employment letter and offer letter agreements with certain of our executive officers. See the section titled “Executive Compensation—Executive Confirmatory Employment Letter and Offer Letter Agreements” for more information regarding these agreements.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Grants of Plan-Based Awards Table” and “Management—Non-Employee Director Compensation” for a description of these options.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Potential Payments upon Termination or Change in Control” for more information regarding these agreements.

Other than as described above under this section titled “Certain Relationships and Related Person Transactions,” since January 1, 2010, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, we have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we have entered into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, or the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. We have adopted a policy regarding transactions between us and related persons. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 26, 2013, and as adjusted to reflect the sale of common stock offered by us in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of February 26, 2013 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 27,652,276 shares of our common stock outstanding as of February 26, 2013. Percentage ownership of our common stock after this offering includes our sale of              shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Trulia, Inc., 116 New Montgomery Street, Suite 300, San Francisco, California 94105.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered in the Offering	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage		Shares	Percentage
Executive Officers and Directors:
Peter Flint (1)	2,750,467	9.84%
Sean Aggarwal (2)	241,772	*
Paul Levine (3)	242,002	*
Daniele Farnedi (4)	166,904	*
Scott Darling (5)	25,549	*
Erik Bardman (6)	24,500	*
Sami Inkinen (7)	1,912,571	6.91
Robert Moles (8)	109,680	*
Theresia Gouw (9)	3,688,270	13.33
Gregory Waldorf (10)	177,532	*
All executive officers and directors as a group (10 persons) (11)	9,339,247	32.44

5% Stockholders:
Accel IX L.P. (12)	3,681,270	13.31
Fayez Sarofim Investment Partnership No. 5, L.P. (13)	3,558,233	12.87
Caledonia (Private) Investments Pty Limited(14)	3,398,358	12.29
Sequoia Capital XII, L.P. (15)	2,313,807	8.37

Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
+	Represents shares of our common stock that will be acquired by this selling stockholder through an option exercise at the closing of this offering in order to sell the underlying shares of common stock in this offering.
(1)

Consists of (i) 1,790,207 shares held of record by Mr. Flint, (ii) 666,603 shares held of record by the Peter Flint 2 Year Grantor Retained Annuity Trust for which Mr. Flint serves as trustee, and (iii) 293,657 shares subject to an outstanding option which is exercisable as of April 27, 2013. Mr. Flint has sole voting and investment power with respect to the shares held in the Peter Flint 2 Year Grantor Retained Annuity Trust.

(2)	Consists of 241,772 shares subject to an outstanding option which is exercisable as of April 27, 2013, 85,627 of which will be vested as of April 27, 2013.
(3)	Consists of 207,531 shares subject to an outstanding option which is exercisable as of April 27, 2013, all of which will be vested as of April 27, 2013.
(4)	Consists of 166,904 shares subject to outstanding options which are exercisable as of April 27, 2013, all of which will be vested as of April 27, 2013.
(5)	Consists of 25,549 shares subject to outstanding options which are exercisable as of April 27, 2013, all of which will be vested as of April 27, 2013.
(6)	Consists of 24,500 shares subject to an outstanding option which is exercisable as of April 27, 2013, 20,416 of which will be vested as of April 27, 2013.
(7)	Consists of (i) 1,912,571 shares held of record by Mr. Inkinen and (ii) 7,000 shares of which will be vested as of April 27, 2013.
(8)	Consists of 109,680 shares subject to outstanding options which are exercisable as of April 27, 2013, all of which will be vested as of April 27, 2013.
(9)

Consists of the shares listed in footnote (12) below which are held by entities affiliated with Accel Partners. Ms. Gouw, one of our directors, is one of the managing members of Accel IX Associates L.L.C., the general partner of Accel IX L.P., Accel IX Strategic Partners L.P. and Accel Investors 2005 L.L.C. and, therefore, is deemed to share voting and investment power over the shares held by the entities associated with Accel Partners. Also consists of 7,000 shares of which will be vested as of April 27, 2013.

(10)

Consists of (i) 24,495 shares held of record by Mr. Waldorf; (ii) 12,268 shares held of record by Waldorf 2009 Trust dated June 15, 2009 for which Mr. Waldorf serves as trustee (the “Waldorf 2009 Trust”); (iii) 122,358 shares held of record by GLW 2004 Revocable Trust dated 11/15/2004 for which Mr. Waldorf serves as trustee (the “Waldorf 2004 Trust,” and together with the Waldorf 2009 Trust, the “Waldorf Trusts”); and (iv) 49,000 shares subject to outstanding options which are exercisable as of April 27, 2013, 42,875 of which will be vested as of April 27, 2013. Mr. Waldorf has sole voting and investment power over the Waldorf Trusts’ shares. In addition, Mr. Waldorf is a limited partner in Fayez Sarofim Investment Partnership No. 5, L.P. Mr. Waldorf does not have voting or investment power with respect to the shares held by Fayez Sarofim Investment Partnership No. 5, L.P

(11)

Consists of (i) 8,206,654 shares beneficially owned by our current directors and executive officers and (ii) 1,132,593 shares subject to outstanding options which are exercisable as of April 27, 2013, 966,239 of which will be vested as of April 27, 2013.

(12)

Consists of (i) 3,137,523 shares held of record by Accel IX, L.P.; (ii) 405,017 shares held of record by Accel IX Strategic Partners L.P.; and (iii) 349,306 shares held of record by Accel Investors 2005 L.L.C. (collectively, “Accel Partners”). James W. Breyer, Kevin J. Efrusy, Ping Li, Arthur C. Patterson, and Theresia Gouw, as managing members of Accel IX Associates L.L.C., the general partner of Accel IX L.P. and Accel IX Strategic Partners L.P., share voting and investment power with respect to the shares held by Accel IX L.P. and Accel IX Strategic Partners L.P. James W. Breyer, Kevin J. Efrusy, Ping Li, Arthur C. Patterson, and Theresia Gouw, as managing members of Accel Investors 2005 L.L.C., share voting and investment power with respect to the shares held by Accel Investors 2005 L.L.C. The principal address of Accel Partners is 428 University Avenue, Palo Alto, California 94301.

(13)

Consists of 3,558,233 shares held of record by Fayez Sarofim Investment Partnership No. 5, L.P. Fayez Sarofim and Raye G. White, as officers of FSI No. 2 Corporation, the managing general partner of Fayez Sarofim Investment Partnership No. 5, L.P., share voting and investment power with respect to the shares held by Fayez Sarofim Investment Partnership No. 5, L.P. The principal address of Fayez Sarofim Investment Partnership No. 5, L.P. is Two Houston Center, Suite 2907, Houston, Texas 77010

(14)

According to a Schedule 13G filed February 26, 2013, Caledonia (Private) Investments Pty Limited owns 3,398,358 shares of our common stock. The principal address of Caledonia (Private) Investments Pty Limited is Level 18, Gateway, One Macquarie Place, Sydney NSW 2000, Australia.

(15)

Consists of (i) 2,022,036 shares held of record by Sequoia Capital XII, L.P.; (ii) 216,109 shares held of record by Sequoia Capital XII Principals Fund, LLC; and (iii) 75,662 shares held of record by Sequoia Technology Partners XII, L.P. (collectively, “Sequoia Capital”). Michael Goguen, Douglas Leone, Michael Moritz, James J. Goetz, and Roelof F. Botha, as managing members of SC XII Management, LLC, the general partner of Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P., share voting and investment power with respect to the shares held by Sequoia Capital XII, L.P. and Sequoia Technology Partners XII, L.P. Michael Goguen, Douglas Leone, Michael Moritz, James J. Goetz, and Roelof F. Botha, as managing members of SC XII Management, LLC, the managing member of Sequoia Capital XII Principals Fund, LLC, share voting and investment power with respect to the shares held by Sequoia Capital XII Principals Fund, LLC. The principal address of Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws and investor rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.00001 par value per share, and 20,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

As of December 31, 2012, there were 27,552,818 shares of our common stock outstanding, held by 185 stockholders of record, and no shares of our convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our capital stock. See the section titled “Dividend Policy” for more information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2012, we had outstanding options to purchase an aggregate of 3,570,566 shares of our common stock, with a weighted average exercise price of $6.45, pursuant to our 2005 and 2012 Plans.

Restricted Stock Units

As of December 31, 2012, we had 37,760 restricted stock units, or RSUs, outstanding pursuant to our 2012 Plan.

Warrants

As of December 31, 2012, we had outstanding a warrant to purchase 56,054 shares of our common stock at an exercise price of $8.47 per share, which we issued in connection with the credit facility. This warrant was net exercised in February 2013 for an aggregate of 39,205 shares of common stock.

Registration Rights

Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act. These registration rights are contained in our Third Amended and Restated Investor Rights Agreement, or IRA, dated as of May 8, 2008, as amended on September 15, 2011, between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, short-form registration rights, and piggyback registration rights. The registration rights set forth in the IRA expire five years following the date of our IPO, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with our IPO, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of our IPO, subject to certain terms and conditions and early release of 25% of each holder’s shares of common stock (other than shares held by our executive officers) on February 22, 2013 pursuant to the terms of such agreement between such holders and the underwriters. In connection with this offering, certain stockholders that have registration rights agreed not to sell or otherwise dispose of any securities, other than those securities that were subject to the early release in connection with the IPO lock-up agreement, without the prior written consent of the underwriters for a period of 45 days after the date of our offering, subject to certain terms and conditions. See the section titled “Underwriters” for more information regarding such restrictions.

Demand Registration Rights

The holders of approximately 11,465,019 shares of our common stock are entitled to certain demand registration rights. Six months after the completion of our IPO, the holders of at least 20% of these shares, or a lesser percentage if the registration covers at least that number of shares with an anticipated gross offering price of at least $10.0 million, then outstanding can request that we register the offer and sale of their shares. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning with 60 days prior to our good faith estimate of the date of the filing of, and ending 180 days following the effectiveness of, a registration statement relating to the public offering of our common stock.

Piggyback Registration Rights

If in the future we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to approximately 15,694,006 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan and (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

The holders of up to approximately 11,465,019 shares of our common stock may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected one such registration within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors Composition.”

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause.

•

Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “TRLA.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2012, we will have a total of            shares of our common stock outstanding. Of these outstanding shares, all of the 6,900,000 shares of common stock sold in our IPO and all of the            shares of common stock sold in this offering will be freely tradable, except that any shares purchased in our IPO or in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock are deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into market standoff agreements with us or lock-up agreements with the underwriters of our IPO under which they have agreed, subject to certain exceptions, not to dispose of or hedge any of our stock for at least 180 days following the date of our IPO, subject to early release in certain circumstances as described below. Additionally, our officers, directors, and certain holders of shares of outstanding common stock or securities convertible into or exchangeable for common stock have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for our common stock during the period ending 45 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC. Shares of common stock or securities convertible into or exchangeable for common stock that were released from the lock-up agreement with the underwriters of our IPO on February 22, 2013 are not subject to the lock-up agreement with the underwriters in connection with this offering. As a result of these agreements and the provisions of our investor rights agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	shares sold in this offering and in our IPO will be immediately available for sale in the public market;

•

            shares which are not subject to the lock-up agreement in connection with this offering became eligible for sale on February 22, 2013 in the public market as a result of the triggering of the early release feature of the lock-up agreements entered into in connection with our IPO;

•

            shares which are not subject to the lock-up agreement in connection with this offering (including 4,610,005 shares that were early released pursuant to the terms of the IPO lock-up agreement on February 22, 2013) will be eligible for sale on March 19, 2013 in the public market upon the partial expiration of lock-up agreements entered into in connection with our IPO; and

•	shares will be eligible for sale in the public market on , 2013 upon the expiration of lock-up agreements entered into in connection with this offering.

Lock-Up Agreements

In connection with our IPO, we, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock agreed that, subject to certain exceptions, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock before March 19, 2013. However, on February 22, 2013, as a result of the early release feature of these lock-up agreements with the underwriters, except for the lock-up agreements with our executive officers, 25% of each holder’s shares of our common stock subject to the agreement with the underwriters became available for sale in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from United States registration, including in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. This early release was triggered because the closing price of our common stock on the New York Stock Exchange was equal to or greater than $23.80 for 20 out of 30 trading days ending on or after December 18, 2012. In addition, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may, in their discretion, and with the company’s consent, release any of the securities subject to these lock-up agreements at any time. Beginning on March 19, 2013, subject to the follow-on lock-up agreements discussed below, the balance of these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144.

The lock-up agreements between each of our executive officers and the underwriters do not contain the opportunity for an early release of shares set forth in the preceding paragraph.

Additionally, our officers, directors, and certain holders of shares of outstanding common stock or securities convertible into or exchangeable for common stock have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock during the period ending 45 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC. Shares of common stock or securities convertible into or exchangeable for common stock that were released from the lock-up agreement with the underwriters of our IPO on February 22, 2013 are not subject to the lock-up agreement with the underwriters in connection with this offering.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Registration Rights

Pursuant to an investor rights agreement, the holders of up to shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our 2005 Plan and our 2012 Plan. Shares covered by this registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements.

Stock Options and Restricted Stock Units

As of December 31, 2012, options to purchase a total of 3,361,873 shares of common stock pursuant to our 2005 Plan were outstanding, and options to purchase a total of 208,693 shares of common stock were outstanding under our 2012 Plan. In October 2012, we awarded RSUs to certain employees pursuant to our 2012 Plan. As of December 31, 2012, 37,760 RSUs were outstanding. We filed a registration statement on Form S-8 under the Securities Act promptly to register shares that may be issued pursuant to our 2005 Plan and our 2012 Plan, and shares covered by the registration statement are now eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements and market standoff agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the U.S.), are includible in your gross income in the taxable year received, are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. This withholding obligation under this legislation with respect to dividends on our common stock will not begin until January 1, 2014 and with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will severally agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Needham & Company, LLC
William Blair & Company, L.L.C.

Total

The underwriters will be committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to purchase up to              additional shares of common stock from us and up to              additional shares of common stock from certain selling stockholders. The underwriters will have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee will be equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee will be $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	Without option exercise	With full option exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering that are payable by us, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

In connection with our IPO, we have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of our IPO, other than the shares of our common stock to be sold hereunder, any shares of our common stock issued upon the exercise of options granted under our equity incentive plans, and up to a specified percentage of our common stock in connection with strategic transactions. In connection with this offering, we agreed to extend the lock-up period for an additional 45 days after the date of this prospectus.

In connection with our IPO, our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock entered into lock-up agreements with the underwriters prior to the commencement of the IPO pursuant to which each of these persons or entities, subject to certain exceptions and an early release described below, prior to March 19, 2013 may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. However, on February 22, 2013, as a result of the early release feature of the agreement with the underwriters, 25% of each holder’s shares of our common stock subject to the agreement with the underwriters became available for sale. This early release was triggered because the closing price of our common stock on the New York Stock Exchange was equal to or greater than $23.80 for 20 out of 30 trading days ending on or after December 18, 2012.

Additionally, our officers, directors, and certain holders of shares of outstanding common stock and securities convertible into or exchangeable for common stock have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock during the period ending 45 days after the date of this prospectus, except with the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC. Shares of common stock and securities convertible into or exchangeable for common stock that were released from the lock-up agreement with the underwriters of our IPO on February 22, 2013 are not subject to the lock-up agreement with the underwriters in connection with this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on the New York Stock Exchange under the symbol “TRLA.” On February 28, 2013, the last reported sale price of our common stock on the New York Stock Exchange was $23.84 per share.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no

advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and where each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that corporation or trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In the ordinary course of our business, certain affiliates of one of our underwriters, J.P. Morgan Securities LLC, purchased advertising on our marketplace and may from time to time in the future purchase additional advertising on our marketplace.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of common stock being offered by this prospectus. The underwriters have been represented by Goodwin Procter LLP, Menlo Park, California.

EXPERTS

The financial statements for each of the three years in the period ended December 31, 2012 included in this prospectus, and the related financial statement schedule included elsewhere in this registration statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.trulia.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

TRULIA, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Trulia, Inc.

San Francisco, California

We have audited the accompanying balance sheets of Trulia, Inc. (the “Company”) as of December 31, 2011 and 2012, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in Part II, Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Trulia, Inc. as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 3, 2013

TRULIA, INC.

Balance Sheets

(In thousands, except share and per share data)

	As of December 31,
	2011	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,041	$100,017
Short-term investments	4,300	—
Accounts receivable, net of allowance for doubtful accounts of $80 and $142 as of December 31, 2011 and 2012, respectively	3,715	6,095
Prepaid expenses and other current assets	524	1,413

Total current assets	15,580	107,525
Restricted cash	—	385
Property and equipment, net	5,548	7,069
Goodwill	2,155	2,155
Other assets	912	1,830

TOTAL ASSETS	$24,195	$118,964

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,335	$525
Accrued liabilities	1,505	2,916
Accrued compensation and benefits	2,042	4,500
Deferred revenue	4,827	13,296
Deferred rent, current portion	387	444
Capital lease liability, current portion	292	217
Long-term debt, current portion	730	2,665
Other current liabilities	297	330

Total current liabilities	11,415	24,893
Deferred rent, net of current portion	638	407
Capital lease liability, net of current portion	156	16
Long-term debt, net of current portion	8,862	7,094
Other long-term liabilities	85	20

Total liabilities	21,156	32,430

Commitments and contingencies (NOTE 7)
STOCKHOLDERS’ EQUITY:
Convertible preferred stock, par value of $0.000033 per share, issuable in Series A, B, C and D, 42,897,601 shares and no shares authorized as of December 31, 2011 and 2012; 14,161,444 shares and no shares issued and outstanding as of December 31, 2011 and 2012; aggregate liquidation preferences of $33,609 and nil as of December 31, 2011 and 2012	—	—
Preferred stock, par value of $0.00001 per share as of December 31, 2012, zero and 20,000,000 shares authorized as of December 31, 2011 and 2012; no shares issued or outstanding as of December 31, 2011 and 2012	—	—
Common stock, par value of $0.000033 and $0.00001 per share as of December 31, 2011 and 2012, 77,200,000 and 1,000,000,000 shares authorized as of December 31, 2011 and 2012; 6,919,892 and 27,552,818 shares issued as of December 31, 2011 and 2012, respectively; 6,919,892 and 27,552,818 shares outstanding as of December 31, 2011 and 2012, respectively	—	—
Additional paid-in capital	39,243	133,659
Accumulated deficit	(36,204)	(47,125)

Total stockholders’ equity	3,039	86,534

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$24,195	$118,964

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Revenue	$19,785	$38,518	$68,085
Cost and operating expenses:
Cost of revenue (exclusive of amortization of product development cost)	3,657	5,795	9,999
Technology and development	8,803	14,650	20,199
Sales and marketing	8,638	17,717	33,747
General and administrative	2,501	6,123	13,659

Total cost and operating expenses	23,599	44,285	77,604
Loss from operations	(3,814)	(5,767)	(9,519)
Interest income	15	17	50
Interest expense	(39)	(389)	(1,016)
Change in fair value of warrant liability	—	(16)	(369)

Loss before provision for income taxes	(3,838)	(6,155)	(10,854)
Provision for income taxes	—	—	(67)

Net loss attributable to common stockholders	$(3,838)	$(6,155)	$(10,921)

Net loss per share attributable to common stockholders, basic and diluted	$(0.64)	$(0.92)	$(0.87)

Weighted average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,016,550	6,657,045	12,538,769

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Stockholders’ Equity

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2010	14,161,444	$—	5,821,121	$—	$34,473	$(26,211)	$8,262
Issuance of common stock related to acquisition of Movity, Inc.	—	—	542,689	—	2,218	—	2,218
Issuance of common stock warrants in exchange for services	—	—	—	—	16	—	16
Exercise of common stock options	—	—	255,581	—	113	—	113
Stock-based compensation expense related to options granted to employees and nonemployees	—	—	—	—	371	—	371
Net loss and total comprehensive loss	—	—	—	—	—	(3,838)	(3,838)

Balance—December 31, 2010	14,161,444	—	6,619,391	—	37,191	(30,049)	7,142
Issuance of common stock warrants in exchange for services	—	—	—	—	93	—	93
Exercise of common stock options	—	—	287,766	—	408	—	408
Exercise of common stock warrants	—	—	12,735	—	45	—	45
Stock-based compensation expense related to options granted to employees	—	—	—	—	1,506	—	1,506
Net loss and total comprehensive loss	—	—	—	—	—	(6,155)	(6,155)

Balance—December 31, 2011	14,161,444	—	6,919,892	—	39,243	(36,204)	3,039
Issuance of common stock in connection with initial public offering net of offering costs	—	—	5,900,000		89,447	—	89,447
Conversion of convertible preferred stock to common stock in connection with initial public offering	(14,161,444)	—	14,161,444	—	—	—	—
Conversion of preferred stock warrant to common stock warrant in connection with initial public offering	—	—	—	—	666	—	666
Exercise of common stock options	—	—	541,445	—	1,681	—	1,681
Exercise of common stock warrant	—	—	33,380	—	—	—	—
Shares returned from escrow related to acquisition of Movity, Inc.	—	—	(3,343)	—	(14)	—	(14)
Stock-based compensation expense related to options granted to employees	—	—	—	—	2,636	—	2,636
Net loss and total comprehensive loss	—	—	—	—	—	(10,921)	(10,921)

Balance—December 31, 2012	—	$—	27,552,818	$—	$133,659	$(47,125)	$86,534

See accompanying notes to financial statements.

TRULIA, INC.

Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,838)	$(6,155)	$(10,921)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	963	2,496	3,585
Stock-based compensation	354	1,484	2,570
Provision for doubtful accounts	82	176	95
Issuance of common stock warrants in exchange for services	16	93	—
Change in fair value of warrant liability	—	16	369
Amortization of debt discount	—	38	167
Amortization of debt issue cost	—	10	30
Changes in operating assets and liabilities:
Accounts receivable	(736)	(1,427)	(2,475)
Prepaid expenses and other current assets	(71)	(286)	(889)
Other assets	(487)	(168)	(13)
Accounts payable	428	336	(864)
Accrued liabilities	(126)	100	1,811
Accrued compensation and benefits	657	666	2,458
Deferred rent	374	651	(174)
Deferred revenue	1,264	3,017	8,469
Other long-term liabilities	—	85	(65)

Net cash provided by (used in) operating activities	(1,120)	1,132	4,153

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash acquired from acquisition of Movity, Inc.	904	—	—
Increase in restricted cash and deposits	(2,100)	(2,200)	(764)
Decrease in restricted cash	345	4,645	—
Reclass from restricted cash to short-term investments	—	(4,300)	—
Maturities of short-term investments	—	—	4,300
Purchases of property and equipment	(2,628)	(4,783)	(5,506)

Net cash used in investing activities	(3,479)	(6,638)	(1,970)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriting discounts	—	—	93,279
Payments of costs related to initial public offering	—	—	(3,832)
Proceeds from long-term debt	2,100	12,035	—
Repayment of notes payable	—	(110)	—
Repayments on long-term debt	(772)	(4,045)	—
Repayments on capital lease liability	(34)	(181)	(334)
Proceeds from exercise of stock options	113	408	1,680
Proceeds from exercise of common stock warrants	—	45	—

Net cash provided by financing activities	1,407	8,152	90,793

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,192)	2,646	92,976
CASH AND CASH EQUIVALENTS — Beginning of period	7,587	4,395	7,041

CASH AND CASH EQUIVALENTS — End of period	$4,395	$7,041	$100,017

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$38	$263	$791

Cash paid for income taxes	$11	$10	$4

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of preferred stock warrants in connection with debt financing	$—	$281	$—

Common stock issued in connection with the acquisition of Movity, Inc	$2,218	$—	$—

Stock-based compensation capitalized in product development costs	$17	$22	$66

Purchase of equipment under capital leases	$155	$439	$119

Net change related to purchase of equipment in accounts payable and accrued liabilities	$699	$(584)	$54

Conversion of preferred stock warrants to common stock warrants	$—	$—	$666

See accompanying notes to financial statements.

TRULIA, INC.

Notes to Financial Statements

1.	Organization and Description of Business

Trulia, Inc. (“Trulia” or the “Company”) was incorporated on June 1, 2005 in the state of Delaware as Realwide, Inc. On September 22, 2005, the Company changed its name to Trulia, Inc. Trulia’s online marketplace and mobile applications help consumers research homes and neighborhoods and help real estate professionals market themselves and their listings. The Company’s subscription products also provide real estate professionals with access to transaction-ready consumers and help them enhance their online presence.

Initial Public Offering

In September 2012, the Company completed an initial public offering (“IPO”) in which the Company sold 5,900,000 shares of its common stock, which included 900,000 shares sold pursuant to the exercise by the underwriters of an option to purchase additional shares, at a public offering price of $17.00 per share. In addition, another 1,000,000 shares were sold by certain selling stockholders. The Company received net proceeds of $89.4 million, after deducting underwriting discounts and commissions and offering expenses payable by the Company, from sales of its shares in the IPO. The Company did not receive any proceeds from sales by the selling stockholders. Immediately prior to the completion of the IPO, all shares of the then-outstanding convertible preferred stock automatically converted into an aggregate of 14,161,444 shares of common stock, and an outstanding warrant to purchase convertible preferred stock automatically converted into a warrant to purchase up to 120,961 shares of common stock.

Certain Significant Risks and Uncertainties

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations, or cash flows: ability to obtain additional financing; advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; market acceptance of the Company’s products; development of sales channels; loss of significant customers; litigation or other claims against the Company; the hiring, training, and retention of key employees; and new product introductions by competitors.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Significant items subject to such estimates include: revenue recognition; allowance for doubtful accounts; the useful lives of property and equipment; the recoverability of long-lived assets; the determination of fair value of the Company’s common stock, stock options and preferred and common stock warrants; income tax uncertainties, including a valuation allowance for deferred tax assets; and contingencies. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Concentrations of Credit Risk and Credit Evaluations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. The Company deposits its cash and cash equivalents and short-term investments with major financial institutions that management believes are of high credit quality; however, at times, balances exceed federally insured limits.

The Company’s accounts receivable are derived from customers in the United States of America. The Company does not require its customers to provide collateral to support accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains allowances for estimated credit losses. Actual credit losses may differ from the Company’s estimates. No customer represented 10% or more of total revenue during the years ended December 31, 2010, 2011, and 2012. No customer accounted for 10% of the Company’s gross accounts receivable as of December 31, 2011, and one customer accounted for 10.4% of accounts receivable as of December 31, 2012.

Revenue Recognition

The Company’s revenue is derived from selling subscription products to real estate professionals and from display advertising sold to brand advertisers that operate in the real estate ecosystem. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. The Company considers a signed agreement, a binding insertion order or other similar documentation reflecting the terms and conditions under which products will be provided to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including payment history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. The Company does not request collateral from its customers.

The Company’s revenues include marketplace revenue and media revenue.

Marketplace revenue consists primarily of subscription-based revenue. The fixed-fee subscription-based revenue is recognized ratably over the period the service is provided.

Media revenue primarily consists of advertising sales on a cost per thousand impressions (“CPM”) or cost per click (“CPC”) basis to advertisers. The Company recognizes these revenues in the period the clicks or impressions are delivered to the client.

Multiple-Element Arrangements

The Company enters into arrangements with customers that include combinations of CPC media placements, CPM media placements, and subscription products.

For the year ended December 31, 2010, because the Company had not yet established the fair value for each element, advertising revenue was recognized ratably over the contract term.

Beginning on January 1, 2011, the Company adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, the Company allocates arrangement consideration in multiple-element revenue arrangements at the inception of an arrangement to all deliverables or those packages in which all components of the package are delivered at the same time, based on the relative selling price method in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE- The Company determines VSOE based on its historical pricing and discounting practices for the specific product when sold separately. In determining VSOE, the Company requires that a substantial majority of the standalone selling prices for these products fall within a reasonably narrow pricing range. For certain subscription products, the Company has been able to establish VSOE.

TPE- When VSOE cannot be established for deliverables in multiple-element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company’s go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of the products cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor selling prices are on a standalone basis. As a result, the Company has not been able to establish selling price based on TPE.

BESP- When the Company is unable to establish selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the service was sold regularly on a standalone basis. As the Company has not been able to establish VSOE or TPE for CPM media placements, CPC media placements, and certain subscription products, the Company determines BESP for these deliverables based on the following:

•

The list price represents a component of the go-to-market strategy established by senior management. The Company’s list prices are based on the features of the products offered. These features, which consist of the size and placement of the advertisements on the Company’s website, impact the list prices which vary depending on the specifications of the features. In addition, the list prices are impacted by market conditions, including the conditions of the real estate market and economy in general, and the Company’s competitive landscape; and

•	Analysis of the Company’s selling prices for these deliverables.

The Company limits the amount of allocable arrangement consideration to amounts that are fixed or determinable and that are not contingent on future performance or future deliverables. The Company regularly reviews BESP. Changes in assumptions or judgments or changes to the elements in the arrangement could cause a material increase or decrease in the amount of revenue that the Company reports in a particular period.

The Company recognizes the relative fair value of the products as they are delivered assuming all other revenue recognition criteria are met.

Cost of Revenue

Cost of revenue consists primarily of expenses related to operating the Company’s website and mobile applications, including those associated with the operation of the Company’s data center, hosting fees, customer service related headcount expenses including salaries, bonuses, benefits and stock-based compensation expense, licensed content, credit card fees, third-party contractor fees and other allocated overhead.

Technology and Development

Costs to research and develop the Company’s products are expensed as incurred. These costs consist primarily of technology and development headcount related expenses including salaries, bonuses, benefits and stock-based compensation expense, third party contractor fees and allocated overhead primarily associated with developing new technologies. Technology and development also includes amortization of capitalized costs (“product development costs”) associated with the development of the Company’s marketplace.

Product Development Costs

Product development costs include costs related to the development of the Company’s marketplace which is inclusive of costs related to the development of the Company’s delivery points, the website and mobile applications. Product development costs are accounted for as follows: all costs incurred in the preliminary project and post-implementation stages are expensed as incurred while certain costs incurred in the application development stage of a new product or projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. The Company capitalized costs associated with product development of $851,000, $1.3 million and $2.5 million during the years ended December 31, 2010, 2011, and 2012, respectively, and recorded related amortization expenses of $366,000, $708,000, and $1.1 million during the years ended December 31, 2010, 2011, and 2012, respectively. The net book value of capitalized product development costs was $1.1 million and $2.0 million as of December 31, 2011 and 2012, respectively. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which has been estimated to be two years. Amortization expense is included in technology and development in the statements of operations.

Advertising Expense

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the accompanying statements of operations. The Company’s advertising expenses were $127,000, $459,000 and $2.6 million during the years ended December 31, 2010, 2011, and 2012, respectively.

Stock-Based Compensation

The Company recognizes compensation costs related to stock options and restricted stock units granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. The Company estimates the grant date fair value of option grants, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is recognized on a straight-line basis over the requisite service period, which is the vesting period of the respective awards.

The Company accounts for stock options issued to nonemployees based on the fair value of the awards determined using the Black-Scholes option-pricing model. The fair value of stock options granted to nonemployees are remeasured as the stock options vest, and the resulting change in value, if any, is recognized in the statement of operations during the period the related services are rendered.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and the tax bases of assets and liabilities using enacted tax rates that are expected to be in effect when the differences are expected to reverse. A valuation allowance is established to reduce net deferred tax assets to amounts that are more likely than not to be realized.

The Company accounts for uncertainty in tax positions recognized in the financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items as tax expense.

Comprehensive Loss

During the years ended December 31, 2010, 2011, and 2012, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss were the same for all periods presented.

Net Loss per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. Immediately prior to the completion of the Company’s IPO in September 2012, all shares of outstanding preferred stock automatically converted into 14,161,444 shares of common stock. In addition, the Company’s outstanding preferred stock warrants converted into 56,504 common stock warrants. Under the two-class method, in periods when the Company has net income, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, between common stock and the convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. The Company’s basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, options to purchase common stock, and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less at the time of acquisition. As of December 31, 2011 and 2012, cash equivalents consisted of money market funds. All credit card and debit card transactions that process within one business day are also classified as cash and cash equivalents. The amounts due from third party merchant processors for these transactions classified as cash totaled $207,000 and $135,000 as of December 31, 2011 and 2012, respectively.

Short-term Investments

The Company’s short-term investments consist of certificates of deposit with maturities of 12 months or less from the balance sheet date. Short-term investments are reported at cost, which approximates fair value, as of each balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers. Accounts receivable are recorded at invoiced amounts, net of the Company’s estimated allowances for doubtful accounts. The allowance for doubtful accounts is estimated based on an assessment of the Company’s ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, industry data, credit quality, age of accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet their financial obligations, the Company records a specific allowance against amounts due from the customer and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when it determines the balance is uncollectible and no longer actively pursues collection of the receivable. Write-offs of accounts receivable to bad debt expense were $82,000, $176,000, and $95,000 during the years ended December 31, 2010, 2011, and 2012, respectively.

Restricted Cash

Restricted cash consists of certificates of deposit held as collateral at a financial institution related to a property lease in the name of the Company, and to insure the corporate credit card spending. These certificates of deposit have contractual maturities of 12 months or less. The balance of the restricted cash was nil and $385,000 as of December 31, 2011 and 2012, respectively.

Property and Equipment

Property and equipment are initially recorded at cost and depreciated using a straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are charged to expense as incurred. The useful lives of the Company’s property and equipment are as follows:

Computer equipment	2 to 3 years
Office equipment, furniture and fixtures	3 years
Capitalized product development costs	2 years
Leasehold improvements	Shorter of the lease term or estimated useful life

Depreciation expense of assets acquired through capital leases is included in depreciation and amortization expense in the statements of operations.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has determined that it operates as one reporting unit and has selected December 1 as the date to perform its annual impairment test. In the valuation of its goodwill, the Company must make assumptions regarding estimated future cash flows to be derived from the Company. If these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value exceeds its fair value, then the Company would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. The impairment loss would be calculated by comparing the implied fair value of the Company to its net book value. In calculating the implied fair value of the Company’s goodwill, the fair value of the Company would be allocated to all of the other assets and liabilities based on their fair values. The excess of the fair value of the Company over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company was not required to perform the second step of the goodwill impairment test during the years ended December 31, 2011 or 2012. There was no impairment of goodwill recorded for the years ended December 31, 2011 or 2012.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, an impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset. To date, the Company believes that no such impairment has occurred.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash equivalents, short-term investments, accounts receivable and accounts payable, approximated their fair values due to the short period of time to maturity or repayment. The carrying value of the restricted cash approximates its fair value due to the short period of time to maturity. The carrying amount of the Company’s preferred stock warrants represent their fair value. Long-term debt is stated at the carrying value as the stated interest rate approximates market rates currently available to the Company. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value measurements defines a three-level valuation hierarchy for disclosures as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level III—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own assumptions.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments consist of Level I assets and liabilities and Level III liabilities. Level I assets include highly liquid money market funds that are included in cash and cash equivalents and certificates of deposit that are included as short-term investments. Level I liabilities consist of long-term debt. Level III liabilities consist of the preferred stock warrant liability. The fair values of the outstanding preferred stock warrants were measured upon issuance and at each period end using a Monte Carlo model. Inputs used to determine the estimated fair value of the warrant liability include the estimated fair value of the underlying stock at the valuation date, the estimated term of the warrants, risk-free interest rates, expected dividends, and the expected volatility of the underlying stock.

Deferred Revenue

Deferred revenue consists of prepaid but unrecognized subscription revenue, advertising fees received or billed in advance of delivery and for amounts received in instances when revenue recognition criteria has not been met. Deferred revenue is recognized when all revenue recognition criteria have been met.

Preferred Stock Warrant Liability

The Company’s warrants to purchase convertible preferred stock were classified as liabilities and recorded in other current liabilities within the accompanying balance sheets at fair value upon issuance because these warrants contained certain anti-dilution provisions which required the Company to lower the exercise price of the warrants upon any future down-round financings. Therefore, the warrants were subject to remeasurement to fair value at each balance sheet date, and any change in fair value was recognized in the statements of operations. At the time of issuance, the aggregate fair value of these warrants was determined using a Monte Carlo model. The Company adjusted the liability quarterly for changes in fair value using a Monte Carlo model until the completion of the IPO in September 2012. Upon conversion of the underlying preferred stock, the related warrant liability was remeasured to fair value and the remaining liability was reclassified to additional paid-in capital.

Segments

The Company’s chief operating decision maker is its chief executive officer. The chief executive officer reviews financial information accompanied by information about revenue by product line for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, or operating results for levels or components. In addition, the Company’s operation and customers are located only in the United States of America. Accordingly, the Company has a single reporting segment and operating unit structure.

Recently Issued Accounting Pronouncements

Under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company meets the definition of an emerging growth company. The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This pronouncement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level III fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The Company adopted this standard in January 2012 as reflected in Note 3 of these financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral period, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. The Company early adopted this guidance on January 1, 2012, retrospectively. During the years ended December 31, 2012, 2011, and 2010, the Company did not have any other comprehensive income and, therefore, the net loss and comprehensive loss was the same for all periods presented.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350). The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required. This pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this standard on January 1, 2012. The adoption of this accounting standard update does not have any material impact on the Company’s results of operations or financial position.

3.	Fair Value Measurements

The Company measures and reports its cash equivalents, short-term investments, restricted cash and preferred stock warrant liability at fair value on a recurring basis. The Company’s cash equivalents and short-term investments are invested in money market funds and certificates of deposit. The following table sets forth the fair value of the Company’s financial assets and liabilities remeasured on a recurring basis, by level within the fair value hierarchy (in thousands):

	As of December 31, 2011
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,678	$—	$—	$6,678
Certificate of deposit	4,300	—	—	4,300

Total financial assets	$10,978	$—	$—	$10,978

Financial Liabilities:
Preferred stock warrant liability	$—	$—	$297	$297

	As of December 31, 2012
	Level I	Level II	Level III	Total
Financial Assets:
Money market funds	$6,681	$—	$—	$6,681
Restricted cash	385	—	—	385

Total financial assets	$7,066	$—	$—	$7,066

None of the cash equivalents, short-term investments or restricted cash held by the Company had unrealized losses and there were no realized losses for the years ended December 31, 2011 and 2012. There were no other-than-temporary impairments for these instruments as of December 31, 2011 or 2012. As of December 31, 2011, the contractual maturity of all certificates of deposit was less than one year.

Level III instruments consisted solely of the Company’s preferred stock warrant liability in which the fair value was measured using a Monte Carlo model. The significant unobservable inputs used in the fair value measurement of the preferred stock warrant liability were the fair value of the underlying stock at the valuation date and the estimated term of the warrants. Generally, increases (decreases) in the fair value of the underlying stock and estimated term would result in a directionally similar impact to the fair value measurement.

Upon completion of the Company’s IPO in September 2012, the preferred stock warrants had converted into common stock warrants and were no longer carried as a liability recorded at fair value at December 31, 2012. The following table sets forth a summary of the changes in the fair value of the Company’s Level III financial liabilities for the years ended December 31, 2011 and 2012 (in thousands):

	Year Ended December 31,
	2011	2012
Fair value—beginning of period	$—	$297
Issuance of preferred stock warrants	281	—
Change in fair value of Level III financial liabilities	16	369
Reclassification of warrant liability to stockholders’ equity	—	(666)

Fair value—end of period	$297	$—

The gains and losses from remeasurement of Level III financial liabilities are recorded through the change in fair value of warrant liability in the statements of operations.

4.	Balance Sheet Components

Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2011	2012
Computer equipment	$4,459	$6,078
Capitalized product development costs	2,998	3,230
Furniture and fixtures	630	974
Leasehold improvements	2,041	2,314
Software	—	11
Equipment not yet in service	—	614

Total property and equipment, gross	10,128	13,221
Less: accumulated depreciation and amortization	(4,580)	(6,152)

Total property and equipment, net	$5,548	$7,069

As of December 31, 2011 and 2012, property and equipment under capital lease, included within the computer equipment balance above, amounted to $729,000 and $865,000, respectively with accumulated depreciation of $215,000 and $492,000, respectively. Depreciation and amortization expense during the years ended December 31, 2010, 2011, and 2012 was $963,000, $2.5 million and $3.6 million, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2011	2012
Legal and professional fees	$326	$767
Marketing expenses	162	304
Interest	79	102
Sales taxes	137	446
Payroll taxes	107	234
Other	694	1,063

Total accrued liabilities	$1,505	$2,916

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of December 31,
	2011	2012
Bonus	$968	$349
Payroll and related expenses	—	1,978
Commissions	223	1,282
Vacation	851	891

Total accrued compensation and benefits	$2,042	$4,500

5.	Movity, Inc. Acquisition

On December 10, 2010, the Company entered into an Agreement of Plan of Merger (“Movity Agreement”) to acquire Movity, Inc. (“Movity”), a privately held geographic data company which was founded in January 2010. The acquisition, which closed on December 10, 2010, allowed the Company to enhance its workforce.

Upon closing of the acquisition, all of the outstanding shares of Movity, including the shares of common stock that were issued by Movity upon closing of the acquisition as a result of the automatic conversion of its convertible promissory note into common stock, were converted into the right to receive a fraction of a share of the Company’s common stock. The Company accounted for the Movity acquisition as a purchase of a business. The Company expensed the related acquisition costs, consisting primarily of legal expenses in the amount of $155,000, during the year ended December 31, 2010. These legal expenses were presented as general and administrative expense in the statement of operations for the year ended December 31, 2010. The total purchase consideration of $2.2 million consisted of issuance of 542,689 shares of the Company’s common stock with fair value of $4.0866 per share. Under the terms of the Movity Agreement, the Company is entitled to withhold 125,461 shares of the total purchase consideration as partial security for indemnification of obligations of Movity’s stockholders. The shares withheld were and will be released as follows: (i) 75% of the shares will be released on the 18-month anniversary of the acquisition date, and (ii) the remaining shares will be released on April 15, 2014. Upon completion of the acquisition, the operations were absorbed by the Company, and Movity ceased to exist as a separate entity. During the year ended December 31, 2012, 3,343 shares were returned from escrow as indemnification from Movity’s stockholders. In addition, the Company also released 75% of the remaining shares, or 91,594 shares, in accordance with the Movity Agreement. As of December 31, 2012, the Company had no claims subject to indemnification by Movity’s stockholders.

The following table summarizes the fair value of assets acquired and liabilities assumed (in thousands):

Cash	$904
Property and equipment	13
Current liabilities	(744)
Notes payable	(110)
Goodwill	2,155

Total purchase consideration	$2,218

The excess of the consideration transferred over the fair value assigned to the assets acquired and liabilities assumed was $2.2 million, which represents the goodwill resulting from the acquisition. Goodwill is attributable to technological expertise associated with the acquired assembled workforce. None of the goodwill is expected to be deductible for income tax purposes. The Company tests goodwill for impairment on an annual basis on December 1, or sooner if deemed necessary. As of December 31, 2011 and 2012, there was no impairment of goodwill.

Unaudited Pro Forma Combined Information

Supplemental information on an unaudited pro forma basis is presented below for the year ended December 31, 2010 (in thousands):

Pro forma revenue	$19,785
Pro forma loss from operations	(5,648)
Pro forma net loss	(5,647)

The Company did not present comparative information for the year ended December 31, 2009 above as Movity was founded in January 2010. The unaudited pro forma combined financial information includes the results of the Company and Movity as if the acquisition of Movity had occurred as of January 1, 2010. The pro forma information presented does not purport to present what the actual results would have been had the acquisition actually occurred on January 1, 2010, nor is the information intended to project results for any future period. Further, the unaudited pro forma information excludes any benefits that may result from the acquisition due to synergies that were derived from the elimination of duplicative costs. From the acquisition date through December 31, 2010, the Company recognized an immaterial loss from the Movity acquisition in the accompanying statements of operations.

6.	Debt

In September 2008, the Company entered into a term loan agreement with a banking institution for a principal amount of $725,000. The loan carried a variable annual interest rate floating at London Interbank Offered Rate (“LIBOR”) plus 2% and matured in July 2011. In April 2009, the Company repaid the outstanding balance of the loan and concurrently entered into a new loan agreement with the same banking institution for a principal amount of $776,000. The new loan carried the same interest rate as the original loan and the principle was repayable over 27 equal monthly installments. The Company repaid the new loan on its maturity date in July 2011.

From January 2010 through April 2011, the Company entered into several additional loan agreements with the same banking institution for a total principal of $4.3 million. These loans carried variable annual interest rates floating at 1.25—2% above LIBOR, were repayable in 31 or 36 equal monthly installments, and had maturity dates from January 2013 through April 2014. In September 2011 when the outstanding principal for these loans was $3.0 million, the Company repaid the loans with the proceeds received from the loan facility agreement discussed immediately below. These loan agreements had prepayment penalties and required additional interest upon prepayment. The Company recognized an immaterial loss upon the repayment of the debt prior to its contractual maturity.

In September 2011, the Company entered into a $20.0 million loan and security agreement which provided for a secured term loan facility (“Credit Facility”), issuable in tranches, with a financial institution. This financial institution was not the same banking institution noted in the preceding paragraph, therefore, the issuance of the Credit Facility did not result in a modification to the prior debt agreements. Under the Credit Facility, the first tranche of $5.0 million was drawn down in full in September 2011 and was used to repay the Company’s outstanding debt. The second tranche of $5.0 million was also drawn down in full in September 2011. The Credit Facility carries an interest rate equal to the greater of the prime rate plus 2.75% or 6% for the first tranche, and a rate equal to the greater of the prime rate plus 5.5% or 8.75% for the second and third tranches. The loan facility was subject to interest-only payments through September 2012, which was repayable in 30 equal monthly installments of principal and interest after the interest-only period, and had a maturity date of March 2015. However, during the six months ended June 30, 2012, the Company achieved certain financial milestones under the Credit Facility which provided for the extension of: a) the drawdown period from August 2012 to December 2012, b) the beginning of the interest-only period from September 2012 to March 2013, and c) the maturity date from March 2015 to September 2015. On December 31, 2012, the drawdown period for the remaining $10.0 million expired. As of December 31, 2012, there was no unused amount under the Credit Facility.

As of December 31, 2012, the future principal payments on the debt are as follows (in thousands):

Year Ending December 31:	Amounts
2013	$2,800
2014	3,989
2015	3,211

Total payments	10,000
Less debt discount	241

Total debt, net of unamortized discount	9,759
Less current portion	2,665

Noncurrent portion	$7,094

In conjunction with the Credit Facility, the Company issued warrants to purchase up to 120,961 shares of Company stock as follows: (1) shares of Series D convertible preferred stock with an exercise price equal to $8.4738 per share or (2) shares of the next round of preferred stock financing at the per share price for such shares upon drawdown of the entire loan amount. Of this amount, warrants to purchase 56,054 shares of Series D convertible preferred stock became exercisable upon the drawdown of the first and second tranches and have an exercise price of $8.4738 per share. At the time of issuance, the aggregate fair value of these warrants was $281,000. The Company also paid a net facility charge of $165,000 upon drawdown of the first tranche of the loan. The fair value of warrants and net facility charge were recorded as debt discount to be amortized as interest expense over the contractual term of the loan agreement using the effective interest rate method. As a result of the debt discount, the effective interest rate for the Credit Facility differs from the contractual rate. During the years ended December 31, 2011 and 2012, the Company recognized interest expense related to amortization of the debt discount in the amount of $38,000 and $167,000.

Under the Credit Facility, the Company granted the financial institution a security interest in all of the Company’s assets. If the Company has available cash and marketable securities on hand of at least $20.0 million, the financial institution may release the security interest on the Company’s intellectual property. However, if at any time after release of the intellectual property, the available cash and marketable securities on hand is less than $10.0 million, the Company will grant the financial institution a security interest on its intellectual property.

The Company was in compliance with all covenants under its loan facility agreement as of December 31, 2011 and 2012. The Credit Facility provides certain reporting covenants, among others, relating to delivery of audited financial statements to the financial institution. This agreement also contains covenants that limit or restrict the Company’s ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate, and make acquisitions.

7.	Commitments and Contingencies

Operating Leases

The Company leases its corporate offices under noncancelable operating leases. Rent expense from the facility leases is recognized on a straight-line basis over the lease term and was $611,000, $1.1 million, and $1.6 million during the years ended December 31, 2010, 2011, and 2012, respectively.

As of December 31, 2012, the Company’s minimum payments under the noncancelable operating leases are as follows (in thousands):

Year Ending December 31:	Operating Lease
2013	$2,528
2014	1,949
2015	713

Total minimum lease payments	$5,190

Capital Leases

During the years ended December 31, 2010, 2011, and 2012, the Company entered into various capital lease agreements for certain hardware and equipment for use by the Company and its employees. The lease terms ranged from 24 to 36 months.

The following is a schedule of future minimum lease payments due under the capital lease obligation as of December 31, 2012 (in thousands):

Year Ending December 31:	Capital Lease
2013	$225
2014	16

Total minimum lease payments	241
Less: amount representing interest	8

Present value of minimum lease payments	233
Less: current portion	217

Capital lease liability, net of current portion	$16

Contingencies

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. In July 2011, a non-practicing entity brought suit against Trulia for patent infringement. In September 2011, the Company entered into a license agreement to purchase a license for these patents for $550,000 and, as a result, the claim against the Company was dropped. The agreement also provided for an additional contingent payment of $350,000 if the Company files its initial Registration Statement with the SEC prior to January 11, 2015 and its shares become publicly listed on either the NASDAQ or NYSE exchanges following the completion of the Company’s IPO. The Company paid the additional contingent payment of $350,000 in October 2012.

In September 2012, Zillow, Inc. (“Zillow”) filed a lawsuit against the Company alleging patent infringement. Zillow is seeking a permanent injunction against the alleged infringement, compensatory damages, and attorneys’ fees. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. This litigation is still in its early stages and the final outcome, including any estimated liability, if any, with respect to these claims, is uncertain. The Company did not accrue any amounts related to this litigation because a reasonably possible range of loss, if any, that may result from this matter could not be estimated as of December 31, 2012.

In January 2013, Mortgage Grader, Inc. (“Mortgage Grader”), filed a lawsuit against the Company in the United States District Court for the Central District of California, alleging that the Company infringes on two U.S. patents held by Mortgage Grader. The lawsuit alleges that the Company’s mortgage center infringes those patents. The Company believes it has meritorious defenses and intends to vigorously defend the claims against the Company. The Company did not accrue any amounts related to this litigation because the Company is unable to estimate a reasonably possible range of loss, if any, that may result from this matter.

Although the results of litigation and claims cannot be predicted with certainty, the Company believes the final outcome of the matters discussed above will not have a material and adverse effect on the Company’s business, financial position, results of operations, or cash flows. The Company will, however, accrue for losses for any known contingent liabilities when future payment is probable and the amount is reasonably estimable.

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements and out of intellectual property infringement claims made by third parties. In these circumstances, payment may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. Further, the Company’s obligations under these agreements may be limited in terms of time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments. In addition, the Company has indemnification agreements with certain of its directors and executive officers that require the

Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The terms of such obligations may vary. No such obligations existed as of December 31, 2011 and 2012.

8.	Stockholders’ Equity

Reverse Stock Split

In September 2012, the Company’s board of directors and stockholders approved an amendment to the Company’s amended and restated certificate of incorporation as in effect prior to the completion of the IPO. The amendment provided for, among other things, a 1-for-3 reverse stock split of the outstanding common stock and outstanding convertible preferred stock of the Company (collectively, “capital stock”), which became effective on September 6, 2012. Accordingly, (i) every three shares of capital stock were combined into one share of capital stock, (ii) the number of shares of capital stock into which each outstanding option or warrant to purchase capital stock is exercisable, as the case may be, were proportionately decreased on a 1-for-3 basis, and (iii) the exercise price for each such outstanding option or warrant to purchase capital stock was proportionately increased on a 1-for-3 basis. All of the share numbers, share prices, and exercise prices have been adjusted within these financial statements, on a retroactive basis, to reflect this 1-for-3 reverse stock split.

Common Stock

As of December 31, 2011 and 2012, the Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

	As of December 31,
	2011	2012
Conversion of Series A convertible preferred stock	3,566,509	—
Conversion of Series B convertible preferred stock	5,480,768	—
Conversion of Series C convertible preferred stock	3,343,586	—
Conversion of Series D convertible preferred stock	1,770,581	—
Stock options and awards issued and outstanding	3,334,530	3,608,326
Stock based-awards available for grant under 2005 and 2012 Plans	38,672	2,127,279
Common and convertible preferred stock warrants	100,700	56,054

Total	17,635,346	5,791,659

Convertible Preferred Stock

Immediately prior to the completion of the Company’s IPO, all of the outstanding shares of convertible preferred stock automatically converted into 14,161,444 shares of common stock on a one-to-one basis.

As of December 31, 2011, the Company had outstanding Series A, B, C and D convertible preferred stock (individually referred to as “Series A, B, C or D” or collectively “preferred stock”) as follows (in thousands, except for share data):

	As of December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Proceeds, Net of Issuance Costs
Series A	10,699,533	3,566,509	$2,156	$2,081
Series B	16,442,307	5,480,768	5,700	5,668
Series C	10,030,761	3,343,586	10,750	9,958
Series D	5,725,000	1,770,581	15,003	14,904

Total	42,897,601	14,161,444	$33,609	$32,611

The holders of the Company’s Preferred Stock had the following rights, preferences, and privileges:

Conversion

Each share of preferred stock was convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price for such Series by the then effective conversion price for that Series (the “conversion rate”). The conversion rate was subject to adjustment for any stock dividends, combinations or splits with respect to such shares. Additionally, each share of preferred stock was automatically convertible into shares of common stock at the then effective conversion rate for such Series (i) with the approval, by affirmative vote, written consent, or agreement, of the holders of not less than two-thirds of the outstanding preferred stock voting together as a single class; (ii) upon the voluntary conversion by the holders of not less than two-thirds of the preferred stock issued by the Company; or (iii) immediately prior to the completion of an underwritten initial public offering with proceeds to the Company of not less than $50.0 million. The conversion rate for each series of preferred stock was 1-for-1 as of December 31, 2011.

Dividends

The holders of Series A, B, C and D were entitled to receive non-cumulative dividends on a pari passu basis, and in preference to common stockholders, at the rate of $0.04836, $0.08319, $0.239262 and $0.67788 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) per annum payable out of funds legally available. Such dividends were payable when, and if declared by the board of directors, acting in its sole discretion. After payment of dividends at the rates set forth above, any additional dividends declared would be distributed among all holders of preferred stock and common stock in proportion to the number of shares of common stock that would then be held by each such holder if all shares of preferred stock were converted into common stock. No dividends were declared through December 31, 2011.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the preferred stock were entitled to receive, prior and in preference to any distribution of the assets of the Company to the holders of common stock, an amount equal to (i) 100% of the original issue price for each share of Series A, 100% of the original issue price for each share of Series B, 107.5% of the original issue price for each share of Series C, and 100% of the original issue price for each share of Series D, plus (ii) all declared but unpaid dividends on such shares. If the assets and funds available for distribution to the holders of the Preferred Stock were insufficient to pay the stated preferential amounts in full, the entire assets and funds of the Company legally available for distribution would be distributed with equal priority and pro rata among the holders of the preferred stock in proportion to the preferential amount each such holder would otherwise be entitled to receive. The remaining assets, if any, were to be distributed ratably to the holders of the common stock and preferred stock, on an as-if-converted basis, provided that the holders of Series A, Series B, Series C and Series D were not entitled to any proceeds above $0.6045, $1.0398, $2.9907 and $8.47368 per share. Thereafter, if assets remained, they would be distributed to the holders of common stock on a pro rata basis.

The Company classified the preferred stock within shareholders’ equity since the shares were not redeemable, and the holders of the preferred stock could not effect a deemed liquidation of the Company outside of the Company’s control.

Voting

The holders of the preferred stock were entitled to the number of votes equal to the number of shares of common stock into which these shares could then be converted.

Redemption

The preferred stock was not redeemable.

Preferred Stock

Under the amended and restated certificate of incorporation filed by the Company on September 25, 2012, the Company was authorized to issue 20,000,000 shares of preferred stock at $0.00001 par value per share. The preferred stock may be issued from time to time in one or more series pursuant to a resolution or resolutions duly adopted by the board of directors. The Company’s board of directors is authorized to determine by resolution the relevant powers of each issue of the preferred stock, such as designations, preferences, participation, dividend rights, divided rates, conversion rights, voting rights, etc. As of December 31, 2012, no shares of preferred stock were issued or outstanding.

9.	Warrants

Convertible Preferred Stock Warrants

In September 2011, the Company entered into a $20.0 million Credit Facility discussed further in Note 6. In connection with the Credit Facility, the Company issued a warrant to purchase up to 120,961 shares of Series D with an exercise price of $8.4738 per share. As of December 31, 2011, only 56,054 shares were exercisable. The exercisability of the warrant would be triggered upon specified drawdowns under the Credit Facility. As of December 31, 2012 and 2011, the Company had drawdowns of $10.0 million from the total $20.0 million underlying the Credit Facility. If the Company withdrew the remaining $10.0 million, the remaining 64,907 shares would become exercisable under the warrant. As of December 31, 2012, the Company’s ability to withdraw the remaining $10.0 million expired. At the time of issuance, the aggregate fair value of the warrant in the amount of $281,000 was determined using a Monte Carlo model incorporating two scenarios, one with a future equity financing and one without. The model also used the following assumptions: expected term of 1.2 years, risk-free interest rate of 0.2%, expected volatility of 55.0% and expected dividend yield of 0%. The fair value of the warrant was recorded as a warrant liability upon issuance. As a result of the Company’s first public filing of its Form S-1 in August 2012 and in connection with the termination of the anti-dilution provisions contained in the warrant, the warrant liability was remeasured to fair value and the remaining value reclassified to additional paid-in-capital. Upon completion of the Company’s IPO in September 2012 and the related conversion of the convertible preferred stock to common stock, this warrant to purchase convertible preferred stock became a warrant to purchase common stock and the expiration date was set at September 19, 2017, which is five years from the effectiveness of the Company’s IPO.

During the years ended December 31, 2011 and 2012, the Company recognized a charge to earnings of $16,000 and $369,000, respectively, from remeasurement of the fair value of the warrant, which was recorded through the statements of operations.

The Company determined the fair value of the outstanding convertible preferred stock warrant as of August 17, 2012, the date the anti-dilution provision was no longer applicable, and December 31, 2011 with the following assumptions:

	As of December 31, 2011	As of August 17, 2012
Estimated term (in years)	1.0	5.9
Risk-free interest rate	0.1%	1.0%
Expected volatility	55%	53%
Expected dividend yield	0%	0%

The above assumptions were determined as follows:

Term—The term represents a weighted average of the remaining term under probable scenarios used to determine the fair value of the underlying stock. A weighted average term was determined to be more appropriate than the contractual term due to potential adjustments to the related expiration date for the warrant under multiple scenarios;

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal the term of the warrant;

Expected volatility—The expected volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the preferred stock since the Company does not have significant trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational and economic similarities to the Company’s principle business operations; and

Expected dividend yield—The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to do so.

Common Stock Warrants

In July 2010, in conjunction with services provided by a third party consultant, the Company issued a warrant to purchase 12,735 shares of common stock with an exercise price of $3.54 per share and expiration date of July 19, 2015. The warrant is exercisable with cash or through a cashless exercise provision. Under the cashless exercise provision, the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of the Company’s common stock at the time of exercise of the warrant after deducting the aggregate exercise price. The fair value of the warrant in the amount of $16,000 was recorded as additional paid-in capital upon issuance and was not subject to remeasurement at each reporting period. The fair value of the warrant was calculated using the Black-Scholes option-pricing model with the following assumptions: contractual term of 5 years, risk-free interest rate of 1.7%, expected volatility of 55.0% and expected dividend yield of 0%. In March 2011, the warrant was exercised with cash proceeds of $45,000.

In September 2011, in conjunction with services provided by a third party consultant, the Company issued a warrant to purchase 44,646 shares of common stock with an exercise price of $4.29 per share and expiration date of February 14, 2016. The fair value of the warrant in the amount of $93,000 was recorded as additional paid-in capital upon issuance and was not subject to remeasurement at each reporting period. The fair value of the warrant was calculated using the Black-Scholes option-pricing model with the following assumptions: contractual term of 4.5 years, risk-free interest rate of 0.7%, expected volatility of 55.0% and expected dividend yield of 0%. In connection with the IPO in September 2012, the warrant was exercised using the cashless exercise provision which amounted to the net issuance of 33,380 shares of common stock. As of December 31, 2012, this warrant was no longer outstanding.

10.	Stock-Based Compensation

2005 Stock Plan

The Company granted options under its 2005 Stock Incentive Plan (the “2005 Plan”) until September 2012 when the 2005 plan was terminated. Under the terms of the 2005 Plan, the Company had the ability to grant incentive (“ISO”) and nonstatutory (“NSO”) stock options, restricted stock awards and restricted stock units. As of December 31, 2011 and 2012, respectively, 4,474,605 and zero shares of common stock were reserved under the 2005 Plan for the issuance of ISOs, NSOs, restricted stock or restricted stock units to eligible participants.

Under the 2005 Plan, the options were granted at a price per share not less than 100% of the fair market value per share at the grant date. Options granted under the 2005 Plan generally vest at a rate of 25% after the first year and then at 1/36 of the remaining shares each month thereafter and expire 10 years from the grant date. Certain options vest monthly over two to four years.

2012 Equity Incentive Plan

Effective September 19, 2012, the Company’s board of directors adopted, and the Company’s stockholders approved, a 2012 Equity Incentive Plan (the “2012 Plan”). The 2012 Plan provides for the grant of ISOs, NSOs, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to employees, directors, and consultants of the Company. Under the 2012 Plan, a total of 2,370,000 shares of common stock have been reserved for issuance plus up to 1,000,000 shares from the expiration or termination of awards under the 2005 Plan. The shares available will be increased at the beginning of each fiscal year by the least of (i) 2,100,000 shares, (ii) 4% of outstanding common stock on the last day of the immediately preceding fiscal year, or (iii) such number determined by the Company’s board of directors. Under the 2012 Plan, both the ISOs and NSOs are granted at a price per share not less than 100% of the fair market value per share of the underlying stock at the grant date. The board of directors determines the vesting period for each option award on the grant date, and the options generally expire 10 years from the grant date or such shorter term as may be determined by the board of directors. The restricted stock units are granted for zero purchase price.

In October 2012, the Company awarded restricted stock units (“RSUs”) to certain employees. As of December 31, 2012 approximately 37,760 RSUs were outstanding.

Total shares of common stock available for grant under 2005 and 2012 Plans were 38,672 and 2,127,279 as of December 31, 2011 and 2012, respectively.

Stock Option Activity

The stock option activity under the 2005 Plan and 2012 Plan during the years ended December 31, 2012 was as follows:

	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Balance—December 31, 2011	3,334,530	3.48	8.2	$11,108
Granted	1,041,972	14.24
Canceled	(264,491)	6.66
Exercised	(541,445)	3.07

Balance—December 31, 2012	3,570,566	$6.45	7.56	$35,415

Options exercisable—December 31, 2012	1,722,605	$3.20	6.18	$22,474

Options vested and expected to vest—December 31, 2012	3,411,464	$6.26	7.49	$34,441

The options exercisable as of December 31, 2012 included options that were exercisable prior to vesting. The weighted average grant date fair value of options granted during the years ended December 31, 2010, 2011, and 2012 was $1.59, $2.28, and $6.77, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $760,000, $902,000, and $5.3 million during the years ended December 31, 2010, 2011, and 2012, respectively. The total estimated grant date fair value of employee options vested during the years ended December 31, 2010, 2011, and 2012 was $336,000, $1.2 million, and $4.6 million, respectively. Total cash received from exercise of stock options during the years ended December 31, 2010, 2011, and 2012 were $113,000, $408,000, and $1.7 million, respectively. As of December 31, 2012, total unrecognized compensation cost related to non-vested stock options granted to employees was $7.0 million, net of estimated forfeitures of $782,000. These costs will be amortized on a straight-line basis over a weighted average vesting period of 2.68 years.

Additional information regarding the Company’s stock options outstanding and vested and exercisable as of December 31, 2012 is summarized below:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number of Options Exercisable	Weighted Average Exercise Price Per Share
$0.15 - $0.18	511,995	3.84	$0.15	511,995	$0.15
$1.32 - $1.47	144,552	4.90	1.37	144,552	1.37
$3.54	209,388	6.94	3.54	189,842	3.54
$4.29 - $4.59	1,207,132	8,28	4.33	648,064	4.32
$5.55	528,133	8.78	5.55	133,245	5.55
$6.81 - $9.42	202,813	9.16	7.62	52,413	6.89
$12.15 - $13.32	167,893	9.39	12.74	12,250	13.32
$13.33 - $22.44	598,660	9.64	16.97	30,244	16.62

	3,570,566			1,722,605

Restricted Stock Units Activity

	RSUs Outstanding	Weighted Average Grant Date fair Value	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(In thousands)
Unvested — December 31, 2011	—			$—
Granted	39,806	16.40
Canceled	(2,046)	16.14
Rolled from 2005 Plan	—
Exercised	—

Unvested —December 31, 2012	37,760	16.41	2.16	$613,222

Stock awards exercisable—December 31, 2012	—		—	$—

Stock awards vested and expected to vest—December 31, 2012	32,688		2.09	$530,856

As of December 31, 2012, total unrecognized compensation cost related to non-vested RSUs granted to employees was $520,000, net of estimated forfeitures of $82,000. This cost will be amortized on a straight-line basis over a weighted average vesting period of 3.81 years.

Determining Fair Value of Stock Options

The fair value of each grant of stock option awards is determined by the Company and its board of directors using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Valuation Method— The Company estimates the fair value of its stock option awards using the Black-Scholes option-pricing model.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. The Company estimates the expected term for its awards grants based on a study of publicly traded industry peer companies and the historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award.

Expected Volatility—The expected volatility is derived from the historical stock volatilities of several comparable publicly listed peers over a period approximately equal to the expected term of the awards because the Company has limited information on the volatility of its common stock since the Company does not have significant trading history. When making the selections of the comparable industry peers to be used in the volatility calculation, the Company considered the size, operational and economic similarities to its principle business operations.

Fair Value of Common Stock —Prior to the Company’s IPO, the fair value of the common stock underlying the stock option awards was determined by the Company’s board of directors. Because there had been no public market for the Company’s stock, the board of directors had determined the fair value of the common stock at the time of the option grant by considering a number of objective and subjective factors including contemporaneous valuations performed by unrelated third party specialists, valuations of comparable companies, operating and financial performance, lack of liquidity of capital stock and general and industry-specific economic outlook, amongst other factors. After the Company’s IPO the Company has been using the listed stock price on the date of grant as its fair value.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

Expected Dividends—The expected dividend has been zero as the Company has never paid dividends and has no expectations to do so.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Summary of Assumptions

The fair value of each employee stock option award was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2010	2011	2012
Expected term (in years)	5.5	5.5	5.5%
Expected volatility	55%	55%	53%
Risk-free interest rate	1.7%	1.9%	0.9%
Dividend rate	0%	0%	0%

Determining Fair Value of Restricted Stock Unites

The fair value of restricted stock units equals the market value of the underlying stock on the date of grant.

Options granted to non-employees

During the years ended December 31, 2010, 2011, and 2012, the Company granted zero, 16,216, and zero stock options to non-employees. Through June 30, 2012, no stock-based compensation expense was recognized related to the options granted during the year ended December 31, 2011 as these nonemployee options have performance conditions that the Company determined are not probable as of June 30, 2012. Such options were subject to remeasurement using the Black-Scholes option-pricing model as the options vested. In the second half of the year ended December 31, 2012 a total of $57,845 of stock-based compensation expense was recognized related to these options.

Stock-Based Compensation Expense

The Company recorded compensation expense for stock-based awards granted to employees and nonemployees as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Cost of revenue	$8	$11	$32
Technology and development	176	482	930
Sales and marketing	97	183	398
General and administrative	73	808	1,210

Total stock-based compensation expense	$354	$1,484	$2,570

The Company capitalized stock-based compensation of $17,000, $22,000 and $66,000 as product development costs during the years ended December 31, 2010, 2011, and 2012, respectively.

11.	Net Loss per Share Attributable to Common Stockholders

The following table sets for the computation of the Company’s basic and diluted net loss per share attributable to common stockholders during the years ended December 31, 2010, 2011, and 2012 (in thousands, except share and per share data):

	Year Ended December 31,
	2010	2011	2012
Net loss attributable to common stockholders	$(3,838)	$(6,155)	$(10,921)

Shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,016,550	6,657,045	12,538,769

Net loss per share attributable to common stockholders, basic and diluted	$(0.64)	$(0.92)	$(0.87)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,
	2010	2011	2012
Convertible preferred stock	14,161,444	14,161,444	—
Stock options to purchase common stock	1,532,354	3,334,530	3,570,566
Stock awards to purchase common stock	—	—	37,760
Heldback shares in connection with Movity acquisition	125,461	125,461	30,524
Preferred stock warrants	—	56,054	—
Common stock warrants	12,735	44,646	56,054

12.	Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

The components of the provision for income taxes for the years ended December 31, 2011 and 2012 are as follows:

	Year Ended December 31,
	2011	2012
Current:
Federal	$—	$—
State	—	67,324
Deferred:
Federal	—	—
State	—	—
TOTAL	$—	$67,324

The following table presents a reconciliation of statutory federal rate and the Company’s effective tax rate for the periods presented:

	Year Ended December 31,
	2010	2011	2012
Tax benefit at federal statutory rate	(34.0)%	(34.0)%	(34.0)%
State taxes (net of federal benefit)	(5.8)	(5.8)	(5.6)
Stock-based compensation	3.7	4.7	3.1
Change in valuation allowance	42.2	34.7	32.6
Other nondeductible expenses	(6.3)	0.5	4.6
Other	0.2	(0.1)	—

Effective tax rate	0.0%	0.0%	0.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2012 and 2011 were as follows (in thousands):

	As of December 31,
	2011	2012
Deferred tax assets:
Net operating loss carryforward	$11,564	$16,275
Depreciation and amortization	—	36
Accruals and reserves	848	867
Deferred revenue	1,939	—
Stock-based compensation	492	633
General business credit	15	—
Other	410	1

Gross deferred tax assets	15,268	17,812
Valuation allowance	(14,132)	(17,342)

Net deferred tax assets	1,136	470

Deferred tax liabilities:
Prepaid expenses	$122	$353
Depreciation and amortization	1,014	—
Deferred Revenue	—	117

Gross deferred tax liabilities	1,136	470

Net deferred tax liabilities	$—	$—

The Company provided a full valuation allowance for net operating losses, credits and other deferred tax assets for federal and state tax purposes. A valuation allowance is provided when based upon the available evidence, management concludes that it is more likely than not that some portion of the deferred tax assets will not be realized. The Company maintained a full valuation allowance as of December 31, 2011 and 2012 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. There were increases in the valuation allowance during the years ended December 31, 2010, 2011, and 2012 of $2.1 million, $2.2 million, and $3.2 million, respectively. The increase in the valuation allowance for the year ended December 31, 2010 includes the valuation allowance for the acquired net operating loss from Movity.

As of December 31, 2012, the Company had federal and state net operating loss carryforwards of $43.4 million and $43.7 million. The federal net operating loss carryforward will expire at various dates beginning in 2025, if not utilized. The state net operating loss carryforward will expire at various dates beginning in 2015, if not utilized.

Uncertain Tax Positions

The Company adopted authoritative guidance under ASC 740 on January 1, 2007, which clarifies the accounting for uncertainties in tax positions recognized in the financial statements. The Company has not been audited by the Internal Revenue Service or any state tax authority. The Company is subject to taxation in the U.S. and various states. Due to the Company’s net losses, substantially all of its federal and state income tax returns since inception are still subject to audit.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Unrecognized tax benefits, beginning of period	$110	$337	$475
Gross increases - tax position in prior period	—	—	20
Gross decrease - tax position in prior period	—	—	(475)
Gross increases - current period tax positions	227	138	—
Lapse of statute of limitations	—	—	—

Unrecognized tax benefits, end of period	$337	$475	$20

If the $20,000 of unrecognized income tax benefits is recognized, there would be impact to the effective tax rate.

The Company does not have any additional tax positions that are expected to significantly increase or decrease within twelve months of the year ended December 31, 2012.

13.	Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan covering all employees who have met certain eligibility requirements. Eligible employees may contribute pretax compensation up to the maximum amount allowable under Internal Revenue Service limitations. Employee contributions and earnings thereon vest immediately. The Company matches up to 3% of the employee’s contributions. The Company’s expense related to its benefit plan during the years ended December 31, 2010, 2011, and 2012 was $192,000, $388,000, and $685,000, respectively.

Find a home. Get the inside scoop.

"Trulia is my best online marketing tool. It helps me connect with consumers who are ready to buy and can see that I'm tech savvy and an expert in the area."

Ginna Rojas, P.A.
CB All Nations Realty
Sunny Isles Beach, Florida

"We were driving around neighborhoods looking for homes, and ended up finding our home on the Trulia iPhone app. Thanks Trulia!"

Marcus & Emily Nelson
El Cerrito, California

"Through Trulia I've met lots of great clients and closed many deals. Trulia products have been great investments for building my business in a tough real estate market."

Jay Jones
Max Broock, Realtors
Birmingham, Michigan

trulia

                    Shares

Common Stock

Deutsche Bank Securities	J.P. Morgan	RBC Capital Markets

Needham & Company	William Blair

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee.

SEC registration fee		$13,640
FINRA filing fee		15,500
Additional NYSE listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Our indemnification agreements with each of our directors and executive officers may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are included in our amended and restated certificate of incorporation, amended restated bylaws, and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2010, we made sales of the following unregistered securities:

•

We granted to our directors, employees, consultants and other service providers options to purchase an aggregate of 3,304,576 shares of common stock under our 2005 Plan at exercise prices ranging from $3.54 to $16.53 per share.

•	In September 2011, we issued a warrant to purchase up to 362,883 shares of our Series D Preferred Stock to an accredited investor at an exercise price of $2.82 per share.

•	In February 2011, we issued a warrant to purchase 133,940 shares of our common stock to an accredited investor at an exercise price of $1.43 per share.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about Trulia.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a. Exhibits

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1	333-183364	3.4	August 17, 2012

3.2	Amended and Restated Bylaws of the Registrant.	S-1	333-183364	3.7	August 17, 2012

4.1	Form of common stock certificate of the Registrant.	S-1/A	333-183364	4.1	September 19, 2012

4.2	Third Amended and Restated Investor Rights Agreement, dated May 8, 2008, by and among the Registrant and certain of its stockholders.	S-1	333-183364	4.4	August 17, 2012

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.	S-1	333-183364	10.1	August 17, 2012

10.2	Trulia, Inc. 2005 Stock Incentive Plan, as amended, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.	S-1	333-183364	10.2	August 17, 2012

10.3	Trulia, Inc. 2012 Equity Incentive Plan, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.	S-1/A	333-183364	10.3	September 19, 2012

10.4†	Trulia, Inc. SMT Bonus Plan.	S-1	333-183364	10.4	August 17, 2012

10.5	Outside Director Compensation Policy	10-Q	001-35650	10.2	November 13, 2012

10.6	Confirmatory Employment Letter, dated August 3, 2012, between the Registrant and Peter Flint.	S-1	333-183364	10.5	August 17, 2012

10.7	Employment Offer Letter, dated October 17, 2011, between the Registrant and Prashant “Sean” Aggarwal.	S-1	333-183364	10.6	August 17, 2012

10.8	Employment Offer Letter, dated January 13, 2011, between the Registrant and Paul Levine.	S-1	333-183364	10.7	August 17, 2012

10.9	Employment Offer Letter, dated October 17, 2011, between the Registrant and Scott Darling.	S-1	333-183364	10.8	August 17, 2012

10.10	Confirmatory Employment Letter, dated August 3, 2012, between the Registrant and Daniele Farnedi.	S-1	333-183364	10.9	August 17, 2012

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.11	Letter Agreement, dated January 5, 2012, between the Registrant and Gregory Waldorf.	S-1	333-183364	10.10	August 17, 2012

10.12	Letter Agreement, dated May 23, 2012, between the Registrant and Erik Bardman.	S-1	333-183364	10.11	August 17, 2012

10.13	Transition Agreement and Release, dated March 28, 2012, between the Registrant and Sami Inkinen.	S-1	333-183364	10.12	August 17, 2012

10.14†	Platform Services Agreement, dated June 19, 2012, between the Registrant and Move Sales, Inc.	S-1/A	333-183364	10.13	September 19, 2012

10.15	Master Service Agreement, dated June 2, 2008, between the Registrant and Equinix Operating Co., Inc.	S-1	333-183364	10.14	August 17, 2012

10.16	Lease, dated May 20, 2010, between the Registrant and CWR Holdings LLC and Broad Street San Francisco LLC.	S-1	333-183364	10.15	August 17, 2012

10.17	Multi-Tenant Office Lease, dated January 24, 2011, between the Registrant and LBA Realty Fund II—WBP III, LLC.	S-1	333-183364	10.16	August 17, 2012

10.18	First Amendment to Multi-Tenant Office Lease, dated August 31, 2012, between the Registrant and LBA Realty Fund II—WBP III, LLC.	S-1/A	333-183364	10.17	September 19, 2012

10.19	Lease, dated October 1, 2012, between the Registrant and Douglas G. Moore and Maclean Properties, LLC, as amended	10-Q	001-35650	10.1	November 13, 2012

10.20	Loan and Security Agreement, dated September 15, 2011, between the Registrant and Hercules Technology Growth Capital, Inc., as amended.	S-1	333-183364	10.17	August 17, 2012

10.21	Third Amendment to Loan and Security Agreement, dated February 20, 2013, between the Registrant and Hercules Technology Growth Capital, Inc.	10-K	001-35650	10.21	March 4, 2013

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 of this Registration Statement on Form S-1).

101.INS**	XBRL Instance Document.

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.
†	Registrant has omitted portions of the relevant exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to liability under these Sections.

(b)	Financial Statement Schedules.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Year Ended December 31,
	2010	2011	2012
Allowance for Doubtful Accounts:
Beginning balance	$85	$104	$80
Charged to costs and expenses	82	176	95
Reductions and write-offs	(63)	(200)	(33)

Ending balance	$104	$80	$142

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on March 4, 2013.

TRULIA, INC.

By:	/s/ Peter Flint
Peter Flint
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Flint, Prashant “Sean” Aggarwal and Scott Darling, and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Trulia, Inc., and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter Flint	Chief Executive Officer and Director	March 4, 2013
Peter Flint	(Principal Executive Officer)

/s/ Prashant “Sean” Aggarwal	Chief Financial Officer	March 4, 2013
Prashant “Sean” Aggarwal	(Principal Accounting and Financial Officer)

/s/ Erik Bardman Erik Bardman	Director	March 4, 2013

/s/ Sami Inkinen Sami Inkinen	Director	March 4, 2013

/s/ Robert Moles Robert Moles	Director	March 4, 2013

/s/ Theresia Gouw Theresia Gouw	Director	March 4, 2013

/s/ Gregory Waldorf Gregory Waldorf	Director	March 4, 2013

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1	333-183364	3.4	August 17, 2012

3.2	Amended and Restated Bylaws of the Registrant.	S-1	333-183364	3.7	August 17, 2012

4.1	Form of common stock certificate of the Registrant.	S-1/A	333-183364	4.1	September 19, 2012

4.2	Third Amended and Restated Investor Rights Agreement, dated May 8, 2008, by and among the Registrant and certain of its stockholders.	S-1	333-183364	4.4	August 17, 2012

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.	S-1	333-183364	10.1	August 17, 2012

10.2	Trulia, Inc. 2005 Stock Incentive Plan, as amended, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.	S-1	333-183364	10.2	August 17, 2012

10.3	Trulia, Inc. 2012 Equity Incentive Plan, and form of Stock Option Agreement and form of Stock Option Grant Notice thereunder.	S-1/A	333-183364	10.3	September 19, 2012

10.4†	Trulia, Inc. SMT Bonus Plan.	S-1	333-183364	10.4	August 17, 2012

10.5	Outside Director Compensation Policy	10-Q	001-35650	10.2	November 13, 2012

10.6	Confirmatory Employment Letter, dated August 3, 2012, between the Registrant and Peter Flint.	S-1	333-183364	10.5	August 17, 2012

10.7	Employment Offer Letter, dated October 17, 2011, between the Registrant and Prashant “Sean” Aggarwal.	S-1	333-183364	10.6	August 17, 2012

10.8	Employment Offer Letter, dated January 13, 2011, between the Registrant and Paul Levine.	S-1	333-183364	10.7	August 17, 2012

10.9	Employment Offer Letter, dated October 17, 2011, between the Registrant and Scott Darling.	S-1	333-183364	10.8	August 17, 2012

10.10	Confirmatory Employment Letter, dated August 3, 2012, between the Registrant and Daniele Farnedi.	S-1	333-183364	10.9	August 17, 2012

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.11	Letter Agreement, dated January 5, 2012, between the Registrant and Gregory Waldorf.	S-1	333-183364	10.10	August 17, 2012

10.12	Letter Agreement, dated May 23, 2012, between the Registrant and Erik Bardman.	S-1	333-183364	10.11	August 17, 2012

10.13	Transition Agreement and Release, dated March 28, 2012, between the Registrant and Sami Inkinen.	S-1	333-183364	10.12	August 17, 2012

10.14†	Platform Services Agreement, dated June 19, 2012, between the Registrant and Move Sales, Inc.	S-1/A	333-183364	10.13	September 19, 2012

10.15	Master Service Agreement, dated June 2, 2008, between the Registrant and Equinix Operating Co., Inc.	S-1	333-183364	10.14	August 17, 2012

10.16	Lease, dated May 20, 2010, between the Registrant and CWR Holdings LLC and Broad Street San Francisco LLC.	S-1	333-183364	10.15	August 17, 2012

10.17	Multi-Tenant Office Lease, dated January 24, 2011, between the Registrant and LBA Realty Fund II—WBP III, LLC.	S-1	333-183364	10.16	August 17, 2012

10.18	First Amendment to Multi-Tenant Office Lease, dated August 31, 2012, between the Registrant and LBA Realty Fund II—WBP III, LLC.	S-1/A	333-183364	10.17	September 19, 2012

10.19	Lease, dated October 1, 2012, between the Registrant and Douglas G. Moore and Maclean Properties, LLC, as amended	10-Q	001-35650	10.1	November 13, 2012

10.20	Loan and Security Agreement, dated September 15, 2011, between the Registrant and Hercules Technology Growth Capital, Inc., as amended.	S-1	333-183364	10.17	August 17, 2012

10.21	Third Amendment to Loan and Security Agreement, dated February 20, 2013, between the Registrant and Hercules Technology Growth Capital, Inc.	10-K	001-35650	10.21	March 4, 2013

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 of this Registration Statement on Form S-1).

101.INS**	XBRL Instance Document.

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment.
†	Registrant has omitted portions of the relevant exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to liability under these Sections.